UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 12, 2018

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the media release and the slides for the presentation to investors in connection with Investor Day 2018 held on December 12, 2018.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
Media release

Investor Day 2018

Credit Suisse continues to deliver on its strategy and to generate profitable growth
  On track to successfully complete three-year restructuring
  Confirms RoTE targets for 2019 and 2020
  For 2019, Board of Directors approves buyback of Credit Suisse Group AG ordinary shares of up to CHF 1.5 billion; anticipates buyback of at least CHF 1 billion, subject to market and economic conditions
  For 2020, we expect a similar share buyback programme
  Plans to increase ordinary dividend by at least 5% per annum from 2019 onwards
Zurich, December 12, 2018 – We will today update investors and analysts on the progress we have made as we near the completion of our three-year restructuring programme. We will highlight how we intend to continue to increase our returns beyond 2018, having successfully executed a deep and necessary restructuring.

Driving profitable, compliant growth and increasing returns

As our restructuring draws to a close, we have delivered on the strategic objectives we set ourselves three years ago. We have achieved profitable growth in our Wealth Management-related businesses1, significantly reduced our adjusted* operating cost base, beyond our target and sustainably lowered our break-even point. We have also right-sized and de-risked our Global Markets activities while maintaining delivery of high quality products and services to clients from that part of the business.

The adjusted* profits from our Core businesses2, are expected to be more than 20% higher in 2018 than they were in 2015, with a significantly reduced level of risk3, down 41% in 9M18 compared to 2015.

We have transformed and significantly strengthened our capital position and reallocated more capital to areas and regions of growth, such as our Wealth Management-related and Investment Banking & Capital Markets (IBCM) businesses. This has led to a significant shift in our business mix, while reducing overall capital consumption.

The successful implementation of our Wealth Management strategy has allowed us to continuously grow Wealth Management-related revenues since the third quarter of 2015. We have delivered CHF 1.4 billion of revenue growth across our three Wealth Management-related divisions, where revenue grew at a CAGR, over the period, of 16% for APAC Wealth Management & Connected (APAC WM&C), 6% for International Wealth Management (IWM) and 1% for our Swiss Universal Bank (SUB). IBCM has also delivered revenue growth (7% CAGR in US dollars), outpacing peers since 20154.

We have focused on growing the quality of our Wealth Management-related revenues by increasing our stable, more resilient net interest income and recurring revenue stream. Since 4Q15, we have consistently driven adjusted* returns on regulatory capital higher across these businesses.

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December 12, 2018 Page 2/11

At the same time we have transformed our cost base, allowing greater operational leverage across our key businesses. We will today confirm that for 2018, we expect the adjusted* operating cost base to be CHF16.9 billion, below our CHF 17 billion target, and that we expect to deliver CHF 4.3 billion in net savings since the end of 2015, surpassing the cumulative more than CHF 4.2 billion target we set three years ago.

We have also dealt effectively with our key legacy issues through the Strategic Resolution Unit (SRU), which we set up three years ago and which we today confirm will be closed on schedule at the end of the year.

We have made great strides in strengthening our risks, compliance framework and controls to ensure that the bank can focus on supporting and delivering high quality business worldwide. In parallel, we have driven improvements in our culture which have contributed to achieving the sustainable, compliant and profitable growth we have seen since 2016.

Our strategy to be a leading wealth manager with strong investment banking capabilities has proven to be the right one, as, since adopting the strategy in 2015, global wealth has continued to grow5, and global sales and trading revenue pools have continued to decline6. Following a balanced approach between mature and emerging markets in Wealth Management, focusing on Ultra-High Net Worth (UHNW) and entrepreneur clients, and serving both their private wealth and business financial needs with an integrated model, has driven significant revenue growth.

Longer term macro trends and current market environment

We are now well positioned to take advantage of a number of macro trends which we believe will remain supportive over the long term. We believe that global wealth will continue to grow, with UHNW and HNW being the most attractive segments in wealth management, particularly where entrepreneurs require an integrated approach, leveraging our full suite of investment banking solutions to meet their private wealth and business needs. Both emerging and mature markets have attractive growth dynamics, while industry-wide trading revenue pools continue to decline.

Given the current challenging market environment, we will also specifically address, today, how our businesses are positioned to withstand economic and other headwinds. We will use part of the Investor Day to highlight our resilience in a number of key areas, notably the impact of markets on our Assets under Management, Global Markets’ credit exposure, Global Markets’ revenue prospects, and credit risk in our loan book, as well as the strengthening of our compliance and risk frameworks.

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December 12, 2018 Page 3/11

Delivering value to our shareholders post-restructuring

The actions we have taken and the progress we have made over the last three years position us well to continue to profitably grow our Wealth Management-related businesses, driving Group returns and shareholder value higher, while strengthening our resilience in a challenging market environment.

Group Return on Tangible Equity target 10-11% in 2019 11-12% in 2020 12%+ beyond 2020	Share buyback programme Up to CHF 1.5bn approved with at least CHF 1bn expected in 2019; expecting a similar programme in 2020

  Intention to distribute at least 50% of net income for 2019 and 2020
  For 2019, the Board of Directors of Credit Suisse Group AG has approved a buyback of Credit Suisse Group AG ordinary shares of up to CHF 1.5 billion
  We anticipate a share buyback of at least CHF 1 billion in 2019, subject to market and economic conditions
  For 2020, we expect a similar share buyback programme7, subject to approval by the Board of Directors
  In addition, we expect to generate a sustainable ordinary dividend for shareholders, and to increase the ordinary dividend by at least 5% per annum; the Board of Directors will propose to shareholders at the Annual General Meeting on April 26, 2019 the amount of the dividend per share for distribution for the financial year 2018
Tidjane Thiam, CEO of Credit Suisse Group AG, said:

“The actions taken during the restructuring mean that the bank is now more resilient in the face of market turbulence. Those actions included dealing with legacy issues, reallocating capital towards our more stable, capital efficient and profitable Wealth Management businesses, and away from our more volatile Markets activities. In parallel, we have strengthened the bank’s capital position, reduced our risks, and invested in strengthening our regulatory and compliance functions.

Throughout the restructuring we have been able to generate both significant revenue growth and significant cost savings, achieving positive operating leverage. We expect our adjusted* profits for our Core businesses this year to be more than 20% above our 2015 profits, with 41% less risk3. We are confident that going forward, growth in Wealth Management, primarily through more stable revenue sources of net interest income and recurring fees, will allow us to continue to drive Group returns higher.

As a result of known actions that are under our control, we expect to achieve at least a 10% RoTE in 2019.

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December 12, 2018 Page 4/11

We expect that in 2019 our shareholders will start to see the benefits of the restructuring through the return of capital announced today and growing tangible book value per share.”

Full year 2018 estimates

The following is a list of performance indicators and our estimates for year-end 2018:

  Reported pre-tax income between CHF 3.2 – 3.4 billion
  Adjusted* operating cost base of CHF 16.9 billion; CHF 4.3 billion in net savings since the end of 2015
  Strategic Resolution Unit achieved capital targets ahead of plan; since 3Q15, we expect to have:
  Released USD 5.8 billion of allocated capital8
  Reduced leverage exposure by 84%
  Reduced RWA (excluding operational risk9) by 86%
  SRU to be closed at end-2018; adjusted* pre-tax loss of SRU approximately USD 1.3 billion
  APAC Markets net revenues approximately 8-10% lower than prior year
  Return on tangible equity expected to be approximately 6%

Outlook

At our third quarter results on November 1, we said that despite continued geopolitical tensions surrounding global trade and the potential impact of central bank monetary policy changes, we believe the outlook for global economic growth over the long term remains positive, albeit at a lower level.  We believe we are well positioned to continue to capitalize in the long term on the opportunities created by the growth in global wealth.

Persistent challenging market conditions have not changed our positive long-term outlook; however we are mindful of the short term headwinds. Many of the actions that we have taken over the past three years - dealing with our legacy issues, lowering our break-even point, strengthening our capital position and significantly reducing our risk - were aimed at increasing our resilience in adverse conditions. Therefore, as we move into 2019, despite global geopolitical and macro-economic uncertainties, we believe we remain well positioned.

Ends

Contact
Adam Gishen, Investor Relations
Tel: +41 44 333 71 49
investor.relations@credit-suisse.com

James Quinn, Corporate Communications
Tel : +41 844 33 88 44
media.relations@credit-suisse.com

The Investor Day media release and all presentation slides will be available to download from 07:00 CET at: https://www.credit-suisse.com/investorday.

Media Release
December 12, 2018 Page 5/11

Note: As indicated, many of our references to estimates, ambitions, objectives and targets for revenues, operating expenses, operating cost base, pre-tax income and return on regulatory capital are on an adjusted* basis. These adjusted* numbers, return on tangible equity and tangible book value per share are non-GAAP financial measures. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Adjusted* results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, which are unavailable on a prospective basis. Tangible equity excludes goodwill and other intangible assets from shareholders’ equity, all of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis.

Webcast details

Date	Wednesday, December 12, 2018
Time	08:30 GMT / 09:30 CET
Webcast	Audio webcast online at: https://www.credit-suisse.com/investorday
Telephone	Switzerland: +41 445 807 121 Europe: +44 2071 928 522 US: +1 917 677 75 38 Conference passcode: 1504800 #
Note
Due to the large volume of callers expected we strongly recommend that you dial in approximately 20 minutes before the start of the presentation.

Please enter the Direct Event Passcode when prompted. You will be joined automatically to the conference.

Due to regional restrictions some participants may receive operator assistance when joining this conference call and will not be automatically connected.

Documents	All documentation will be available on https://www.credit-suisse.com/investorday
Playbacks	A replay of the telephone conference will be available approximately four hours after the event.

Media Release
December 12, 2018 Page 6/11

The results of Credit Suisse Group comprise the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. Core results exclude revenues and expenses from our Strategic Resolution Unit.

As we move ahead with the implementation of our strategy, it is important to measure the progress achieved by our underlying business performance in a consistent manner. To achieve this, we will focus our analyses on adjusted results.

Adjusted results referred to in this Media Release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for the purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. We will report quarterly on the same adjusted* basis for the Group, Core and divisional results until end-2018 to allow investors to monitor our progress in implementing our strategy, given the material restructuring charges we are likely to incur and other items which are not reflective of our underlying performance but are to be borne in the interim period.

Abbreviations
APAC – Asia Pacific; CEO – Chief Executive Officer; CET1 – Common Equity Tier 1; ECM – Equity Capital Markets; EMEA – Europe, the Middle East and Africa; GM – Global Markets; IBCM – Investment Banking & Capital Markets; ITS – International Trading Services; IWM – International Wealth Management; M&A – Mergers and Acquisitions; RWA – Risk Weighted Assets; SRU – Strategic Resolution Unit; SUB – Swiss Universal Bank; UHNWI – Ultra-High-Net-Worth Individual; WM&C – Wealth Management & Connected

Footnotes
1 This includes wealth management activities across Swiss Universal Bank (SUB), International Wealth Management (IWM) and APAC Wealth Management & Connected (APAC WM&C)
2 This includes our five operating divisions and the Corporate Center
3 9M18 Trading book average one-day, 98% risk management VaR in CHF compared to 2015
4 Source: Peer financial reports and filings. Underwriting and advisory revenue growth since 2015 based on LTM 9M18 reported revenues compared to FY15
5 Source: McKinsey Wealth Pools 2018. Excludes life and pension assets
6 Source: Coalition as of November 14, 2018; Total Industry Revenue Pools according to Credit Suisse’s Global Markets taxonomy
7 Subject to market and economic conditions; the level of the share buyback for 2020 will be set in light of our capital plans and subject to prevailing market conditions but is expected to be in line with our intention to distribute at least 50% of net income
8 Allocated capital calculated as 3.5% of leverage exposure
9 Excludes Operational Risk RWA of USD 20 billion in each of 3Q15, 3Q16 and 3Q17 and USD 11 billion in 3Q18

Media Release
December 12, 2018 Page 7/11

Important information about this Media Release
Information referenced in this Media Release, whether via website links or otherwise, is not incorporated into this Media Release.

Our cost savings programme, until the end of 2018, is measured using an adjusted operating cost base at constant 2015 FX rates. “Adjusted operating cost base at constant FX rates” includes adjustments as made in all our disclosures for restructuring expenses, major litigation expenses, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings programme). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18, 2Q18 and 3Q18 Financial Reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Starting from 1Q19, we intend to express our operating cost base at constant 2018 FX rates and to adjust for significant litigation costs, expenses related to business and real estate sales, as well as DVA related volatility, but not for restructuring expenses and certain accounting changes. Adjustments for FX will continue to apply unweighted currency exchange rates.

Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

Return on tangible equity attributable to shareholders, a non-GAAP financial measure, is based on tangible equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Tangible book value per share, a non-GAAP financial measure, excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts.

We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic

Media Release
December 12, 2018 Page 8/11

conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.

In preparing this media release, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this media release may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA). Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this media release.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.

Margin calculations for APAC are aligned with the performance metrics of the Private Banking business and its related assets under management within the WM&C business in APAC. Assets under management and net new assets for APAC relate to the Private Banking business within the Wealth Management & Connected business.

Gross margin is calculated by dividing net revenues by average assets under management. Net margin is calculated by dividing income before taxes by average assets under management. Adjusted margins are calculated using adjusted results, applying the same methodology to calculate gross and net margin.

Mandate penetration reflects advisory and discretionary mandates volumes as a percentage of assets under management, excluding those from the external asset manager business.

References to Wealth Management mean SUB PC, IWM PB and APAC PB within WM&C or their combined results. References to Wealth Management-related mean SUB, IWM and APAC WM&C or their combined results.

References to global advisory and underwriting include global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements.

Generic references to profit and costs in this media release refer to pre-tax income and operating expenses, respectively.

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December 12, 2018 Page 9/11

Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Media Release.

In various tables, use of “–” indicates not meaningful or not applicable.

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December 12, 2018 Page 10/11

Cautionary statement regarding forward-looking information

This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
  our plans, objectives, ambitions, targets or goals;
  our future economic performance or prospects;
  the potential effect on our future performance of certain contingencies; and
  assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, ambitions, targets, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
  the ability to maintain sufficient liquidity and access capital markets;
  market volatility and interest rate fluctuations and developments affecting interest rate levels;
  the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries or in emerging markets in 2018 and beyond;
  the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
  adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
  the ability to achieve our strategic goals, including those related to cost efficiency, income/(loss) before taxes, capital ratios and return on regulatory capital, leverage exposure threshold, risk-weighted assets threshold, return on tangible equity and other targets, objectives and ambitions;
  the ability of counterparties to meet their obligations to us;
  the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
  political and social developments, including war, civil unrest or terrorist activity;
  the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
  operational factors such as systems failure, human error, or the failure to implement procedures properly;
  the risk of cyber attacks on our business or operations;
  actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
  the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
  the potential effects of proposed changes in our legal entity structure;
  competition or changes in our competitive position in geographic and business areas in which we conduct our operations;

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December 12, 2018 Page 11/11

  the ability to retain and recruit qualified personnel;
  the ability to maintain our reputation and promote our brand;
  the ability to increase market share and control expenses;
  technological changes;
  the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
  acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
  the adverse resolution of litigation, regulatory proceedings and other contingencies; and
  other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2017.

 Tidjane Thiam, Chief Executive OfficerDecember 12, 2018  Credit Suisse Investor Day 2018

 Disclaimer  2  December 12, 2018  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 12, 2018 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com. Many of our references to estimates, ambitions, objectives and targets for revenues, operating expenses, operating cost base, pre-tax income and return on regulatory capital are on an adjusted basis as well. These adjusted numbers, return on tangible equity and tangible book value per share are non-GAAP financial measures. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measure is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, which are unavailable on a prospective basis. Tangible equity excludes goodwill and other intangible assets from shareholders’ equity, all of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 3  December 12, 2018  Program of the day  Investor Day 2018    General overview  Webcast  8:30 am  45 min  Tidjane Thiam  Coffee break  10:45 am  30 min  Lunch break  12:30 pm  60 min  Growth in Wealth Management  Webcast  9:45 am  60 min  Thomas Gottstein, Iqbal Khan,Helman Sitohang  Break-out sessions (rounds 2 & 3)  1:30 pm  Leveraging capabilities for Wealth Management  Thomas Gottstein, Iqbal Khan, Brian Chin  David Mathers, Jim Amine  Managing our business through the cycle  Pierre-Olivier Bouée, Lara Warner  Utilising technology  Key financials  Webcast  9:15 am  30 min  David Mathers  Q&A & wrap-up  Webcast  4:00 pm  Break-out sessions (round 1)  11:15 am  75 min  75 min each

 The macro trends  2  Sustainable and profitable growth  1  Agenda  4  December 12, 2018                      2018 and beyond  3

 5  December 12, 2018  In 2015 we defined a clear strategy for Credit Suisse    A leading Wealth Manager…  Following a balanced approach between Mature and Emerging Markets in Wealth Management…  …with strong Investment Banking capabilities  …focusing on UHNW and entrepreneur clients…  …serving both our clients’ private wealth and business financial needs

 6  December 12, 2018  Global wealth has nearly doubled over the last 10 years  Personal financial assetsof the wealthy (USD >1 mn)1in USD tn  +6%  CAGR2017-2022E  CAGR+6%  CAGR+6%      1 Source: McKinsey Wealth Pools 2018. Excludes life and pension assets

   7  December 12, 2018  Sales and trading industry revenue pools have steadily declined since 2012 and continue to stagnate  Sales and trading industry revenue pools1in USD bn  1 Source: Coalition as of November 14, 2018; Total industry revenue pools according to Credit Suisse’s Global Markets taxonomy  -18%  -4%    -7%  -3%  Macro  Credit  Equities  131  119  112  114  114  107  107  +2%  CAGR2012-2018E

Our strategy required that we change the balance between our Wealth Management and Markets activities

RWA contribution[1]

in CHF bn


252
51%
Markets activities[2]
49%
SUB, IWM, APAC WM&C and IBCM
2015

- High and rising capital needs
- Volatile revenues
- High fixed costs
- Overcapacity

- Superior growth
- Capital efficient
- High return on capital

Strategic actions

- Create and wind-down SRU
- Right-size and de-risk GM activities
- Reduce fixed cost base
- Follow a "value-over-volume" approach

- Focus on UHNW and entrepreneurs
- Increase collaboration with IBCM and GM
- Allocate more capital
- Improve quality of earnings by pivoting towards more stable and recurring fees

1 Excluding Corporate Center RWA of CHF 18 bn and SRU Op Risk RWA of USD 19 bn 2 Including Global Markets, APAC Markets and SRU. SRU excluding Op Risk RWA of USD 19 bn

Credit Suisse General overview December 12, 2018 8

 We rebalanced the allocation of capital towards our Wealth Management and IBCM businesses…  9  December 12, 2018  RWA development3Q18 vs. 20151in CHF bn  1 Excl. Corporate Center RWA of CHF 18 bn in 2015 and CHF 30 bn in 3Q18 2 Incl. Global Markets, APAC Markets and SRU. SRU excl. Op Risk RWA of USD 19 bn in 2015 and USD 11 bn in 3Q18  SUB, IWM, APAC WM&C and IBCM  Marketsactivities2  Net RWA change

 …leading to a significant shift in our business mix whilst reducing overall capital consumption  10  December 12, 2018  RWA contribution1in CHF bn      SUB, IWM,APAC WM&Cand IBCM  Marketsactivities2  252  228  231  236  Before  Now  1 Excludes Corporate Center RWA of CHF 18 bn in 2015, CHF 17 bn in 2016, CHF 24 bn in 2017 and CHF 30 bn in 3Q18, excludes SRU Op Risk RWA of USD 19 bn in 2015 and 2016, USD 20 bn in 2017 and USD 11 bn in 3Q18 2 Includes Global Markets, APAC Markets and SRU. SRU excludes Op Risk RWA as per footnote 1

Our value-over-volume approach with higher profits has proven successful…



Core adjusted PTI contribution[1]
in CHF bn
Markets activities[2]
SUB[3], IWM, APAC WM&C and IBCM
Corp. Center
Before
4.3
39%
61%
2015
3.6
2016
4.6
2017
Now
5.2-5.4
<10%
>90%
2018 Estimate[4]
CAGR
2015-18E[4]
~7%
~20%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Percentages refer to contribution to Core adjusted pre-tax income excluding Corporate Center 2 Includes Global Markets and APAC Markets 3 Excludes Swisscard pre-tax income of CHF 25 mn in 1H15 4 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates

CREDIT SUISSE General overview December 12, 2018 11

 12  December 12, 2018  …whilst we have simultaneously strengthened our capital position and reduced risk  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 Trading book average one-day, 98% risk management VaR in CHF mn    2015  9M18 vs. 2015  10.0%  +3.2 pp.  11.4%  +150 bps+370 bps pre-4Q15 capital raise    49  -41%    9M18  13.2%  12.9%  29  Core adj. RoRC†  CET1 ratio  Value-at-Risk1  2015pre-4Q15 capital raise  ~9.2%  Group selectedkey financial metrics

 13  December 12, 2018  We focused on growing our higher quality Wealth Management revenues, accepting a degree of attrition in our Markets revenues  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Excludes Corporate Center net revenues of CHF 314 mn in 9M15, CHF 139 mn in 9M16, CHF 63 mn in 9M17 and CHF 16 mn in 9M18 2 Includes Global Markets and APAC Markets 3 Excludes Swisscard net revenues of CHF 148 mn in 1H15  Adjusted net revenues excl. Corporate Center1in CHF bn  14.7  18.1  15.6  16.0  3  14.7  18.1  15.6  16.0  3  Marketsactivities2  SRU              +5%  14.7  18.1  15.6  16.0  3  CAGR9M18 vs. 9M15  SUB3, IWM, APAC WM&C and IBCM              14.7  18.1  15.6  16.0  3  SUB3, IWM, APAC WM&C and IBCM  Marketsactivities2  SRU    +5%  CAGR9M15-9M18

Wealth Management-related adjusted revenues in 9M18 up by CHF 1.3 bn over the last three years



Wealth Management-related[1] adjusted net revenues
in CHF bn
+1.3 bn
CAGR
9M15-9M18
APAC WM&C
IWM
SUB[2]
8.6
1.1
3.4
4.1
8.8
1.3
3.4
4.0
9.5
1.7
3.7
4.1
9.9
1.8
4.0
4.1
+5%
+16%
+6%
+1%
9M15
9M16
9M17
9M18

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Relating to SUB, IWM and APAC WM&C 2 Excludes Swisscard net revenues of CHF 148 mn in 1H15

CREDIT SUISSE
General overview
December 12, 2018
14

 15  December 12, 2018  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Relating to SUB, IWM and APAC WM&C 2 Excludes Swisscard net revenues of CHF 148 mn, operating expenses of CHF 123 mn and pre-tax income of CHF 25 mn in 1H15  Wealth Management-related businesses1 adjusted resultsin CHF bn   +5%  CAGR9M15-9M18    -0.2%          We delivered positive operating leverage in Wealth Management  2

 16  December 12, 2018  Our IBCM franchise used to lag the market in revenue growth prior to 2015…  As per 2015 Investor Day

 17  December 12, 2018  …but has outpaced peers since 2015      Market growth    -18%  1 Source: Peer financial reports and filings. Underwriting and advisory revenue growth since 2015 based on LTM 9M18 reported revenues compared to 2015  Global underwriting and advisory revenue growth since 2015 Investor Day1LTM 9M18 vs. 2015, in USD terms

 18  December 12, 2018  In our Wealth Management and IBCM businesses, we have consistently driven returns higher since 2015…  +9 pp.  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix  SUB, IWM, APAC WM&C and IBCM adjusted return on regulatory capital†rolling 4 quarters, in CHF terms

 19  December 12, 2018  …and the improving performance of our core franchise is becoming more visible as the SRU drag reduces…  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  2.9  3.7  4.3  9M18 vs. 9M16  +50%  +654%  -60%  Core  SRU drag  Group  Adjustedpre-tax incomein CHF bn

 …with the profit momentum expected to be maintained in 2018  20  December 12, 2018  Credit Suisse Groupreported pre-tax incomein CHF bn  1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  1  +5.6-5.8 bn

 The macro trends  2  Sustainable and profitable growth  1  Agenda  21  December 12, 2018                      2018 and beyond  3

   22  December 12, 2018  Our fundamental assumptions  Switzerlandattractive banking market  Global wealthwill continue to grow  Sales and trading revenue pools continue to stagnate or decline  IBCM and Global Marketskey to UHNW and entrepreneurs  UHNWattractive segment inWealth Management  Technologyessential for success  Emerging and Mature Marketsattractive growth dynamics  Compliance and controlscore to our approach

 1 Credit Suisse Wealth Report 2018 2 McKinsey Wealth Pools 2018 3 IMF as of October 2018 4 Bloomberg as of December 7, 2018 5 United Nations conference on trade and development as of December 2018  23  December 12, 2018  Switzerland is one of the most attractive banking markets…    Strong currency  Highest averagewealth per capitaAverage wealth per adult of USD 530 k  Highest density of affluent clients50% of adults with wealthexceeding USD ~250 k  Second largest domestic onshore PB revenue pool  12th largest banking market globally   Debt-to-GDP ratio of 42%  Headquarters threeof the four largest European companies  Largest offshore booking center  1  1  2  2  2  3  4  Vibrant entrepreneur population   Globally connected economyForeign Direct Investmentsof 186% of GDP, among highest globally  Home to fifth largest UHNW population  1  5

 24  December 12, 2018  …and one of the best managed economies globally  Highest wealthAverage wealth per adult in USD, 20181    Lowest debt levelsGovernment gross debt as % of GDP, 20172    Lowest unemploymentas % of labor force, 20172    Lowest inflationConsumer prices, CAGR 2000-20172    1 Source: Credit Suisse Wealth Report 2018 2 Source: IMF as of October 2018  530 k  404 k  145 k  83%  4.4%  0.4%  2.1%  2.0%  #1  42%  105%  9.1%  3.2%  #1  #1  #1

 25  December 12, 2018  Global wealth has nearly doubled over the last 10 years…  Personal financial assetsof the wealthy (USD >1 mn)1in USD tn  +6%  CAGR2017-2022E  CAGR+6%  CAGR+6%      1 Source: McKinsey Wealth Pools 2018. Excludes life and pension assets

 26  December 12, 2018  …with contribution from both Mature and Emerging Markets  1.4x  Mature Markets  Emerging Markets  2.8x  8%  CAGR2017-2022E  5%  CAGR2017-2022E  Personal financial assetsof the wealthy (USD >1 mn)1in USD tn  1 Source: McKinsey Wealth Pools 2018. Excludes life and pension assets

     27  December 12, 2018  UHNW and HNW segments are both growing and highly profitable  ~10-15%  >15%  Wealth pool12017, in USD tn  Typical returns2 in %  >30%  GrowthCAGR 2017-2022E  6%  6%  7%  1 Source: Credit Suisse analysis based on McKinsey Wealth Pools 2018 2 Source: Boston Consulting Group; relates to Return on Risk Adjusted Capital  UHNW(USD >50 mn)  HNW(USD 3-50 mn)  Affluent(USD 1-3 mn)

 28  December 12, 2018  In Wealth Management, we have attracted CHF 100 bn of net new assets since 2015…  Wealth Management1 NNAin CHF bn  1 Relating to SUB PC, IWM PB and APAC PB within WM&C

 …benefiting from our focus on growing our UHNW franchise…  29  Share of Wealth Management1 NNAin CHF bn  1 Relating to SUB PC, IWM PB and APAC PB within WM&C  December 12, 2018  UHNW  Non-UHNW  20.3  33.8  +19%  CAGR9M15-9M18

 30  December 12, 2018  …achieving record Assets under Management  +173 bn  1 Relating to SUB PC, IWM PB and APAC PB within WM&C  Wealth Management1 AuMin CHF bn  +9%          CAGR9M15-9M18

The importance of IBCM and Global Markets capabilities for our UHNW and entrepreneur clients – APAC example

UHNW and entrepreneur needs

Grow wealth	▪ Wealth structuring & planning ▪ Investment solutions ▪ Family office and next generation
Protect wealth and grow business	▪ Tailored financing and investments ▪ Structured risk management solutions
Accelerate growth and monetize investments	▪ Cross-border M&A ▪ Growth and financing capabilities
Access capital markets	▪ Access to global capital markets ▪ Ability to syndicate and distribute risk ▪ Institutional-quality content and best-in-class execution

APAC wealth-linked clients – illustrative revenues[1]



Institutional content, execution and investment products in Markets
15-20%
IBCM and GM capabilities
Advisory, underwriting and financing
25-30%
50-60%
Private Banking

1 Based on internal management estimates from 2016 to 9M18 in USD terms

CREDIT SUISSE
General overview
December 12, 2018
31

   32  December 12, 2018  Sales and trading industry revenue pools have steadily declined since 2012 and continue to stagnate  Sales and trading industry revenue pools1in USD bn  1 Source: Coalition as of November 14, 2018; Total industry revenue pools according to Credit Suisse’s Global Markets taxonomy  -18%  -4%    -7%  -3%  Macro  Credit  Equities  131  119  112  114  114  107  107  +2%  CAGR2012-2018E

 33  December 12, 2018  Technology is essential for our success  As per carousel session “Utilising technology”  Selected performance improvement highlights  1,300  -33%  +40%  Applications decommissioned1  Less change-related incidents2  Increase in number of changes per CtB million spend3  1 Since 2015, corresponding to a reduction of 37% 2 2016-2018 3 In CHF, 2016-2018

 34  December 12, 2018  Our strategy is working    A leading Wealth Manager…  Following a balanced approach between Mature and Emerging Markets in Wealth Management…  …with strong Investment Banking capabilities  …focusing on UHNW and entrepreneur clients…  …serving both our clients’ private wealth and business financial needs

Today's presentations will address recent market concerns

Market concerns	Credit Suisse model
Impact of markets on AuM	▪ Strong asset gathering capabilities and broad stable relationships even in periods of market dislocation
Global Markets credit exposure	▪ Strict capital and risk discipline ▪ Significantly lower inventory across Credit franchise[1] ▪ Positive Fixed Income revenues in every quarter since 4Q 2008[2]
Global Markets revenue challenge	▪ Structural tailwinds (e.g., funding benefits) ▪ Increased collaboration with Wealth Management (e.g., ITS) ▪ Reinvigorated Equities platform with positive momentum in Equity Derivatives
Credit risk in loan book	▪ Conservative approach to risk – originate and distribute model with high-level of syndication ▪ Historically low loan loss provisions - ~10 bps avg. annual loss rate[3] through the cycle
Compliance and control issues	▪ Dedicated compliance function since 2015 ▪ Upgraded our compliance and control frameworks and strengthened our risk function

1 Since end-2015 2 Includes trading and underwriting revenues. Based on financial information as reported in each respective quarter 3 From 2003 to 2017 for mortgages, from 2006 to 2017 for aviation finance, from 2001 to 2017 for export finance and from 2002 to 2017 for ship finance and Lombard lending

CREDIT SUISSE General overview December 12, 2018 35

       36  December 12, 2018  Our client franchises have proven robust in periods of market dislocation as our AuM have proven ‘sticky’  1 Source: Bloomberg as of December 7, 2018 2 Equities: peak-to-trough from July 2011 to June 2012. Credit Suisse from 2Q11 to 2Q12, relating to Wealth Management Clients 3 Equities: peak-to-trough from April 2015 to February 2016. Credit Suisse from 1Q15 to 1Q16, relating to SUB PC, IWM PB, APAC PB within WM&C 4 Equities: peak-to-trough from January 2018 to November 2018. Credit Suisse from 4Q17 to 3Q18, relating to SUB PC, IWM PB, APAC PB within WM&C  European debt crisis  2015-16market dislocation  2  3  ‘16  ‘17  2Q11  2018  ‘15  ‘14  ‘13  ‘12  2018market sell-off  4  +4%  No quarter with net outflows  Credit SuisseWealth Mgmt AuM growthindexed to 100%  +2%  One quarter with net outflows  No quarter with netoutflows  -7%          -15%  Correction inMSCI World index1  -13%  -19%  Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt

Wealth Mgmt | Fixed Income | GM revenues | Credit risk | Compliance

We are growing our more stable and recurring revenue streams that are more under our control

	Stable and recurring		
Wealth Management[1] revenue drivers	**Net interest income**	**Recurring commissions and fees**	**Transaction- and performance based revenues**
Example levers	▪ UHNW credit volume up ~40%[2] ▪ Lombard lending up ~30%[2]	▪ Mandate volume up ~50%[2] ▪ Mandate penetration up 4 pp.[2]	▪ Structured Product penetration 3.6% in 9M18, up 70 bps YoY[3] ▪ ITS collaboration revenues up 1.8x in 9M18 vs. 9M16[4]

1 Relating to SUB, IWM and APAC PB within WM&C 2 Relating to 3Q18 vs. 3Q15 3 McKinsey private banking survey 2017; reflects the share of structured products and retail products as a percentage of PB clients AuM. 9M18 represents CS internal view leveraging McKinsey methodology 4 Includes Structured Products, FX, Execution, Lending, Cross Divisional Collaboration and other

CREDIT SUISSE General overview December 12, 2018 37

   38  December 12, 2018  Our stable and high-quality NII and recurring revenues stream have grown strongly…  SUB, IWM and APAC PB1 net interest income and recurring commissions and feesin CHF mn  +/- 2%2  3Q16  3Q17  3Q15  3Q18    Cumulative incremental revenues since 3Q15CHF 3.3 bn  1 APAC PB within WM&C 2 Standard deviation of the regression residuals over the mean  Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt

   39  December 12, 2018  …while recognising transaction revenues are inherently more volatile; our offering adapts quickly to client needs  +/- 9%2  1,000  SUB, IWM and APAC PB1 transaction- and performance-based revenues in CHF mn  1 APAC PB within WM&C 2 Standard deviation of the regression residuals over the mean  3Q16  3Q17  3Q15  3Q18  Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt

 40  December 12, 2018  Net interest income  Recurring commissions& fees  Transaction- & performance-based  1 APAC PB within WM&C 2 Totals include other revenues of CHF -10 mn in 9M15 and CHF -3 mn in 9M18 3 Excludes Swisscard net revenues of CHF 148 mn in 1H15  +1.1 bn  8,364  SUB, IWM and APAC PB1net revenues2in CHF mn  9,457      69%  74%  +366  +791  -71  Abs. change  3  Through this focus on NII and recurring fees we have improved the quality and resilience of our earnings  9M18 vs. 9M15  CAGR  +4%  +8%  -1%  Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt

 41  December 12, 2018  Our Fixed Income business has improved the quality of earnings with resilience through the cycle…  As per carousel session “Managing our business through the cycle”  Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt    Securitized Products    Leveraged Finance

 42  December 12, 2018  …and we maintain robust underwriting standards in Leveraged Finance and monitor market trends to minimise risks  Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt  1 Reflects peak Non-Investment Grade notional exposure for Leveraged Finance Capital Markets 2 Weighted average remaining flex of loan and bridge commitments 3 Reflects weighted average days to de-risk by size of financing, for loan and bridge commitments at signing 4 Net market value  Flex Rate Cushion2in bps  Underwriting Duration3  Underwriting Exposure1  -80%  +130%  -58%  Leveraged Finance Trading Inventory4  -59%

Wealth Mgmt | Fixed Income | **GM revenues** | Credit risk | Compliance

We expect to improve profits in Global Markets, benefiting from our success in Wealth Management and known actions…

Global Markets adjusted PTI
in USD mn


284
620
~450
2016
2017
2018
Estimate[1]

Incremental upside

Known actions	▪ Lower funding costs	Funding benefit of **~USD 300 mn**[1] in 2019
Increased collaboration with Wealth Management	▪ Improve internalization of flow and execution business ▪ Increase Structured Products penetration	Equities and ITS collaboration revenue opportunities of **USD 300-400 mn**[1,2] by 2020
Improving Equities	▪ Reinvigorated Equities platform with positive momentum in Equity Derivatives	
Cost discipline	▪ Ongoing focus on delivering positive operating leverage	Continued 2-3% productivity improvement, **~USD 100 mn**[1] in 2019

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Estimates based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results may differ from any estimates 2 Refers to gross revenues

CREDIT SUISSE
General overview
December 12, 2018
43

   International Trading Solutions    44  December 12, 2018  …including driving revenues higher through Equities and ITS  Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt  As per carousel session “Leveraging capabilities for Wealth Management”    GM product capabilities – Equities

   45  December 12, 2018  In Wealth Management we take a conservative approach to lending and have experienced low loan losses over time  Credit Suisse Lombard loan losses over timein bps  1 From 2003 to 2017 for mortgages, from 2006 to 2017 for aviation finance, from 2001 to 2017 for export finance and from 2002 to 2017 for ship finance and Lombard lending 2 Transaction rating as per the internal rating system 3 Source: McKinsey  Experienced a ~10 bps avg. annual loss rate1 through the cycle across all our lending portfolios>90% investment grade and regionally diversified credit exposure2Loan portfolio ~85% on a secured basis  Credit Suisse Wealth Managementloan portfolio characteristics    Fixed Income  Credit risk  GM revenues  Compliance  Wealth Mgmt  Industry average loan portfolio loss provisions 35-50 bps3    Typical industry loan portfolio loss rates 35-50 bps3

Wealth Mgmt | Fixed Income | GM revenues | Credit risk | **Compliance**

We have invested significantly to upgrade our Compliance and Control frameworks

	2016	2017	2018
Invested in Compliance talent and stature	Headcount increased by 42%		
Completed significant legacy reviews of high risk clients	Multiple legacy reviews of over 30,000 clients finalized for financial crime & tax		
Enhanced controls to achieve & exceed industry standards	Over 10,000 control issues and improvements closed across all Bank-wide risks		
Shifted investments in technology to enable industry-leading tools & capabilities	From 0% strategic investments up to 47% From 12 legacy platforms down to 1 strategic platform		
Rolled out industry-leading tools bank-wide	Single Client View covering 99% of Wealth Management clients Trader Holistic Surveillance covering all traders globally RM Holistic Surveillance covering ~80% of RMs Client Holistic Surveillance pilot in CH		
Delivered positive jaws	CCRO costs reduced by 12%		

CREDIT SUISSE | General overview | December 12, 2018 | 46

 47  December 12, 2018  We have significantly de-risked and reduced Level 3 assets by more than 50%…  Group VaRtrading book average one-day, 98% risk management Value-at-Risk in CHF mn  -41%  Group Level 3 assetsin CHF bn  -55%

 …increased our resilience through the cycle by lowering our breakeven point…  48  December 12, 2018    Adjusted operating cost base at constant FX rates*in CHF bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * See Appendix1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates 2 As presented at the Investor Day on December 7, 2016              1  1  2

   49  December 12, 2018  …and substantially strengthened our capital base  CET1 capitalin CHF bn  +22%

 The macro trends  2  Sustainable and profitable growth  1  Agenda  50  December 12, 2018                      2018 and beyond  3

 51  December 12, 2018  SRU – capital targets achieved; division to be closed at end 2018  SRU RWA excl. Op Risk RWA1in USD bn   -2.3  -1.9  -3.0  ~ -1.3  Adjusted pre-tax loss in USD bn  2  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. SRU program will be economically completed by end-2018; beginning in 2019, the SRU will have ceased to exist as a separate division of the Group and the legacy portfolio remaining as of December 31, 2018 will be managed in an Asset Resolution Unit (ARU) separately disclosed within the Corporate Center 1 Excludes Op Risk RWA of USD 19 bn in 2015 and 2016, USD 20 bn in 2017 and USD ~11 bn in 2018E 2 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  170  61  103  ~31  Leverage exposure in USD bn  2018 TargetUSD 11 bn1    ~ -1.4  40  2018Target

 52  December 12, 2018  SUB – positive operating leverage…  SUB adjusted results in CHF bn  -4%  +1%  CAGR9M15-9M18          Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Excluding Swisscard net revenues of CHF 148 mn and operating expenses of CHF 123 mn in 1H15  1

 53  December 12, 2018  …on track  SUB adjusted pre-tax incomein CHF bn   Adjusted RoRC†  13%  15%  14%  17-18%  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 Excluding Swisscard pre-tax income of CHF 25 mn in 1H15 2 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  2018 TargetCHF 2.3 bn  2  1

 54  December 12, 2018  IWM – positive operating leverage…  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  IWM adjusted results in CHF bn    +6%  CAGR9M15-9M18  +0.5%

 55  December 12, 2018  …on track  IWM adjusted pre-tax incomein CHF bn   22%  29%  23%  32-33%  Adjusted RoRC†  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  1  2018 TargetCHF 1.8 bn

 56  December 12, 2018  APAC WM&C – positive operating leverage…  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix  APAC WM&Cadjusted results in CHF bn  +9%    CAGR9M15-9M18  +16%

 57  December 12, 2018  …on track  APAC WM&Cadjusted pre-tax incomein CHF bn   14%  30%  22%  23-26%  Adjusted RoRC†  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  1  2018 TargetCHF 0.85 bn

 58  December 12, 2018  IBCM – positive operating leverage…  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Excludes impact of USD 49 mn increase in net revenues and operating expenses as a result of the US GAAP standard ASU 2014-09 “Revenue from Contracts with Customers” which became effective starting 1Q18  IBCM adjusted results in USD bn  +2%  +6%  CAGR9M15-9M18          1

 59  December 12, 2018  …on track  IBCM adjusted pre-tax incomein USD bn   5%  15%  12%  14-15%  Adjusted RoRC†  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  1  2018 Target15-20% RoRC†

 We expect to deliver CHF 3.2-3.4 bn of reported Group PTI in 2018  60  December 12, 2018  1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates   Credit Suisse Groupreported pre-tax incomein CHF bn  1  +5.6-5.8 bn

 61  December 12, 2018  Our engagement scores have improved during our restructuring  “I am proud to work at Credit Suisse”  1 Credit Suisse results based on the 2018 internal Conduct and Ethics Pulse Survey 2 Source: AON (independent provider of human resources solutions) as of 2018  “I would recommend Credit Suisse to family and friends as a place to work”  “I feel motivated to go above and beyond at work”  85%Industry average2    77%Industry average2    72%Industry average2

We are delivering against the objectives of our restructuring program laid out at the end of 2015

2018 performance selected metrics
adjusted and estimated[1] unless otherwise specified

Capital	CET1 ratio 12.9%[2]	COMPLETED	●
	Tier 1 leverage ratio 5.1%[2]	COMPLETED	●
	Passed first public CCAR stress test in 2018	COMPLETED	●
Cost	Operating cost base* ~CHF 16.9 bn	On track	●
	Cumulative net cost savings* ~CHF 4.3 bn[3]	On track	●
SRU	RWA ex Op Risk USD ~8 bn[4]	COMPLETED	●
	PTI drag ~USD 1.3 bn	On track	●
SUB	PTI CHF 2.2-2.3 bn	On track	●
IWM	PTI CHF 1.7-1.8 bn	On track	●
APAC WM&C	PTI CHF 0.75-0.85 bn	On track	●
IBCM	RoRC† 14-15%	On track	●
Global Markets	RWA USD 59 bn[2] / LE USD 255 bn[2]	COMPLETED	●
	PTI ~USD 450 mn		●
Controls	Compliance headcount increased by 42%[2,5]		●
	Single Client View covering 99% of Wealth Management clients[2]		●
	Strengthened Risk function – increased seniority by ~40%[2,6]		●

Note: Adjusted results are non-GAAP financial measures * Adjusted operating cost base at constant 2015 FX rates † See Appendix
1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates 2 As of 9M18
3 Cumulative cost savings from 2016 to 2018E 4 Excl. Op Risk RWA of USD 11 bn 5 Since end-2015, as at September 17, 2018 6 Since 9M15. Seniority measured as senior titles (MDR, DIR)

CREDIT SUISSE General overview December 12, 2018 62

 63  December 12, 2018  We are well positioned to drive shareholder value beyond 2018  Wealth Management-focused strategy supported by strong secular trend in global wealth with growth above GDPDistinctive global client franchise with differentiated approach catering to UHNW and entrepreneursUnlocking full earnings potential with restructuring completed and benefiting from meaningful tailwindsResilience to withstand adverse impact of periods with market volatility

 64  December 12, 2018  3  4  2  1  Note: Illustrative path. RoTE (a non-GAAP financial measure) on a reported basis ‡ See Appendix1 Estimates based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 and 2019 may differ from any estimates2 Excludes restructuring and litigation expenses and lower funding costs 3 Includes impact from funding cost savings in the SRU 4 Includes Corporate Center (excluding funding cost savings and restructuring expenses) and litigation expenses  Return on tangible equity‡ development based on CHF  1  Known actions  Assumes flat year-on-year revenue development  Based on known actions, we expect to reach at least 10% return on tangible equity in 2019

 65  December 12, 2018  Beyond 2020, we target a 12%+ return on tangible equity  Return on tangible equity‡ development based on CHF  Note: RoTE (a non-GAAP financial measure) on a reported basis ‡ See Appendix   10-11%  11-12%  12%+

We expect to distribute at least 50% of net income and any excess capital to shareholders

Anticipated usage of Group net income
in CHF bn



~ 9-10
~20%
~30%
~50%
Minimum to be distributed to shareholders
2019-2020
Estimate3

- Investments primarily in Wealth Management and IBCM businesses[1]
- Buffer for RWA uplift from regulatory changes[2] and other contingencies
- Capital distribution to shareholders primarily through share buybacks
- Distribution of a sustainable ordinary dividend – expected to increase by at least 5% p.a.

1 Relating to SUB, IWM, APAC WM&C and IBCM 2 Includes RWA uplift from Basel III reforms and external methodology changes 3 2019-2020 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2019-2020 may differ from any estimates

CREDIT SUISSE General overview December 12, 2018 66

 67  December 12, 2018  Returning capital to our shareholders and announcing a share buyback program  Our Board of Directors has approved a share buyback program of up to CHF 1.5 bnWe expect to buy back at least CHF 1.0 bn1  2019  2020  Dividend  We expect a similar share buyback program as in 20192  We expect to distribute a sustainable ordinary dividend in 2019 and 2020This is expected to increase by at least 5% p.a.  1 Subject to market and economic conditions 2 The level of the share buyback for 2020 will be set in light of our capital plans and subject to prevailing market conditions but is expected to be in line with our intention to distribute at least 50% of net income

 68  December 12, 2018  Delivering value to our shareholders   10-11% in 201911-12% in 202012%+ beyond 2020  Group RoTE‡ target  Share buyback programup to CHF 1.5 bn approved withat least CHF 1.0 bn expected in 20191and expecting a similar program in 20202  Note: RoTE (a non-GAAP financial measure) on a reported basis ‡ See Appendix1 Subject to market and economic conditions 2 The level of the share buyback for 2020 will be set in light of our capital plans and subject to prevailing market conditions but is expected to be in line with our intention to distribute at least 50% of net income

 69  December 12, 2018  Program of the day  Investor Day 2018    General overview  Webcast  8:30 am  45 min  Tidjane Thiam  Coffee break  10:45 am  30 min  Lunch break  12:30 pm  60 min  Growth in Wealth Management  Webcast  9:45 am  60 min  Thomas Gottstein, Iqbal Khan,Helman Sitohang  Break-out sessions (rounds 2 & 3)  1:30 pm  Leveraging capabilities for Wealth Management  Thomas Gottstein, Iqbal Khan, Brian Chin  David Mathers, Jim Amine  Managing our business through the cycle  Pierre-Olivier Bouée, Lara Warner  Utilising technology  Key financials  Webcast  9:15 am  30 min  David Mathers  Q&A & wrap-up  Webcast  4:00 pm  Break-out sessions (round 1)  11:15 am  75 min  75 min each

 Appendix  70  December 12, 2018

 71  December 12, 2018  In 2015, Credit Suisse faced a number of challenges that needed to be addressed  Capital position significantly below peers, heavily leverage-constrainedSub-optimal capital management focused on high-interest contingent convertible capital  High and inflexible cost baseLack of operating leverage  Continuous major litigation and restructuring expenses  Cost   Capital  Legacy  Increased risk-taking in Investment Banking after 2012  Risk  Growth  Growth weakest amongst peers

 72  December 12, 2018  Our AuM growth was the weakest amongst our peers  Source: Company reports, Credit Suisse estimates 1 Private Banking client assets, in USD 2 Investment Management long-term assets under supervision, in USD 3 Wealth Management and Wealth Management Americas invested assets, in CHF 4 Asset and Wealth Management invested assets (2011-15) in EUR 5 SUB PC, IWM PB and APAC PB within WM&C AuM, in CHF; 2011 based on internal estimates; 2012-2015 as reported    Wealth Management AuMgrowth momentumCAGR 2011-2015  1  2  4  3  5  Capital  Risk  Cost  Legacy  Growth

 Our capital position was significantly below our peers, both on CET1 basis...  73  December 12, 2018  3Q15 CET1 ratio1  1 Source: Company financial reports and filings  Capital  Risk  Cost  Legacy  Growth

 …as well as on leverage basis  74  December 12, 2018  3Q15 CET1 leverage ratio1  1 Source: Company financial reports and filings  Capital  Risk  Cost  Legacy  Growth

 Capital generation was adversely impacted by funding cost of contingent convertible capital and continued cash dividends  75  December 12, 2018  Capital  Risk  Cost  Legacy  Growth  Cumulative funding cost and cash dividends from 2010 to 20181in CHF bn   Funding cost on contingent convertible capital and other capital instruments  20%  1 As of November 2018 2 Based on common shares outstanding at end-2010  ~16  Cumulative dilution from scrip dividends2

 Our cost base was high and inflexible…  76  December 12, 2018  Group reportedoperating expensesin CHF bn   1 Figures for 2010 to 2014 present financial information based on results under our structure prior to our re-segmentation announcement on October 21, 2015 2 Goodwill impairment of CHF 3.8 bn in 4Q15    As per 2015 Investor Day1  Excl. goodwill impairment2  Capital  Risk  Cost  Legacy  Growth

 …and our workforce had expanded significantly  77  December 12, 2018  As per 2015 Investor Day  Capital  Risk  Cost  Legacy  Growth

 78  December 12, 2018  Our Investment Banking risk profile steadily increased after 2013  Investment Bank1 VaR2indexed to 100%  +26%3  1 Based on results under our structure prior to our re-segmentation announcement on October 21, 2015 2 Relating to trading and banking book average one-day, 98% Risk Management Value-at-Risk in USD terms 3 Change based on absolute VaR  Capital  Risk  Cost  Legacy  Growth

   79  December 12, 2018  We were weighed down by continued restructuring and significant litigation expenses  Cumulative restructuring-relatedand litigation expensesin CHF bn  ’01  ’02  ’06  ’05  ’03  ’04  ’08  ’07  ’10  ’09  ’11  ’12  2015  ’13  ’14  2000  Litigation1  Restructuring-related2  Capital  Risk  Cost  Legacy  Growth  1 Litigation expenses include recent major litigation provisions, and before 2015 provisions for selected cases as disclosed in our financial publications 2 Restructuring-related expenses include the recent restructuring program, and before 2015 business realignment costs or other restructuring charges as disclosed in our financial publications

 80  December 12, 2018  We have successfully completed our ambitious 3-year restructuring plan…  Transformed and significantly strengthened our capital position   Significantly reduced our operating cost base, lowering our break-even point  Right-sized and de-risked our Global Markets activities  Resolved major litigation including US DOJ RMBS matterCompleted our restructuring program          Cost   Capital  Legacy  Risk  Growth  Delivered profitable growth in our Wealth Management business  

…resolved major legacy issues whilst generating profitable and compliant growth…

Tangible Book Value°
in CHF bn



34.2
-7.4
-3.0
-1.8
-2.3
-0.6
19.0
+9.9
+13.4
-1.7
-2.8
37.8
2Q15
SRU[1]
RMBS
Restruc-turing
DTA
Other Legacy[2]
Illustrative TBV post-legacy
Capital raise[3]
Core adj. PTI
Cash Dividend
Other[4]
3Q18

TBV per Share°
indexed to 100%

100% | ~50%[5] | ~70%

Note: Adjusted results and tangible book value / tangible book value per share are non-GAAP financial measures ° See Appendix
1 Adjusted loss before taxes since 2Q15 2 Major items include major litigation provisions excluding US DOJ RMBS matter, share issuance related to York Capital 3 Net of fees and taxes
4 Major items include FX, Tax, movement in own credit, Real Estate/Business sale gains 5 Includes share issuance from scrip dividend, York Capital payment and other share-based compensation

CREDIT SUISSE General overview December 12, 2018 81

 82  December 12, 2018  European bank share price developmentEuroStoxx Bank Index, indexed (January 1, 2015 = 100%)1  2015  2018  1 Source: Bloomberg as of December 7, 2018  2016  2017  -52%  -36%  …amid a challenging market environment  Dec

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the Appendix of this Investor Day 2018 presentation
- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = (adj.) net revenues annualized / average AuM; net margin = (adj.) pre-tax income annualized / average AuM
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business

Specific notes

* Our cost savings program, until the end of 2018, is measured using an adjusted operating cost base at constant 2015 FX rates. "Adjusted operating cost base at constant FX rates" includes adjustments as made in all our disclosures for restructuring expenses, major litigation provisions, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings program). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 "Revenue from Contracts with Customers", which is described further in our 1Q18, 2Q18 and 3Q18 financial reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Starting from 1Q19, we intend to express our operating cost base at constant 2018 FX rates and to adjust for significant litigation costs, expenses related to business and real estate sales as well as DVA related volatility, but not for restructuring expenses and certain accounting changes. Adjustments for FX will continue to apply unweighted currency exchange rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity is based on tangible equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

° Tangible book value is a non-GAAP financial measure and is equal to tangible equity attributable to shareholders. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible equity attributable to shareholders, a non-GAAP financial measure, by total number of shares outstanding. Tangible equity attributable to shareholders, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that tangible book value per share is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-3Q18, tangible equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders' equity of CHF 42,734 mn as presented in our balance sheet. For end-2017, tangible equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet. For end-2Q15, tangible equity excluded goodwill of CHF 8,238 mn and other intangible assets of CHF 205 mn from total shareholders' equity of CHF 42,642 mn as presented in our balance sheet. Shares outstanding were 2,552.4 mn at end-3Q18, 2,550.3 mn at end-2017 and 1,632.4 mn at end-2Q15.

CREDIT SUISSE General overview December 12, 2018 83

 Notes (2/2)  84  December 12, 2018  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; ARU = Asset Resolution Unit;AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CCAR = Comprehensive Capital Adequacy Review; CCRO = Chief Compliance and Regulatory Affairs Officer; CDX HY = High-yield credit default swap index; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; CIO = Chief Investment Officer; Corp. Ctr. = Corporate Center; CtB = Change the Bank; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; DoJ = Department of Justice; DTA = Deferred Tax Assets; DVA = Debit Valuation Adjustments; EAM = External Asset Manager; EBITDA = Earnings Before Interest Taxes Depreciation and Amortization; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EQ = Equities; ERP = Enterprise Resource Planning; Est. = Estimate; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority FINMA; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FTE = Full-time employee; FX = Foreign Exchange; GDP = Gross Domestic Product; GM = Global Markets; G10 = Group of Ten; HKEX = Hong Kong Exchange; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; ICBC = Industrial and Commercial Bank of China; ICBCCS = ICBC Credit Suisse Asset Management Co. Ltd; IG = Investment Grade; IMF = International Monetary Fund; IMM = Internal Model Method; IP = Investor Products; IPO = Initial Public Offering; IPRE= Interest Producing Real Estate; IRB = Internal Ratings Based; IS&P = Investment Solutions and Products; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LBO = Leveraged Buyout; LE = Leverage Exposure; LSC = Large Swiss Corporates; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MD(R) = Managing Director; Mgmt. = Management; MI = Management Information; MifiD II = Markets in Financial Instruments Directive II; Mkts = Markets; NNA = Net new assets; OCC = Office of the Comptroller of the Currency; Op Risk = Operational Risk; PB = Private Banking; PB&WM = Private Banking & Wealth Management; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RMBS = Residential Mortgage Backed Securities; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RtB = Run the Bank; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBV(PS) = Tangible Book Value (per Share); (U)HNW(I) = (Ultra) High Net Worth (Individuals); US GAAP = United States Generally Accepted Accounting Principles; U/W = Underwriting; VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 David Mathers, Chief Financial OfficerDecember 12, 2018  Credit Suisse Investor Day 2018Key financials

 Disclaimer  2  December 12, 2018  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 12, 2018 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at www.credit-suisse.com. Many of our references to estimates, ambitions, objectives and targets for revenues, operating expenses, operating cost base, pre-tax income and return on regulatory capital are on an adjusted basis as well. These adjusted numbers, return on tangible equity and tangible book value per share are non-GAAP financial measures. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measure is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, which are unavailable on a prospective basis. Tangible equity excludes goodwill and other intangible assets from shareholders’ equity, all of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 Financial goals 2019-2021  2  Completing the 2015-2018 restructuring program  1  Update on Financials  3  December 12, 2018  Costs  Funding  SRU  Costs  Regulatory changes to capital  RoTE  Capital generation & distribution

 4  December 12, 2018  Successful execution of cost savings program; on track to achieve ~CHF 4.3 bn net savings by end of 2018        Adjusted operating cost base at constant FX rates*in CHF bn    ~4.3 bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * See Appendix1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  Restructuring  Financial goals  1

Restructuring
Financial goals

Estimated gross savings of ~CHF 5.5 bn with ~CHF 1.2 bn of investments

Adjusted operating cost base at constant FX rates*

in CHF bn


Business exits and right-sizing
Optimization
Business growth
21.2
~ -2.1
~ -0.5
~ -1.2
~ -0.4
~ -0.6
~0.1
~0.1
~0.3
~16.9
2015
SRU
Corp. Ctr.
Global Markets
APAC Markets
SUB
IBCM
IWM
APAC WM&C
2018 Estimate[1]

Estimated gross savings and investments

in CHF bn

Adjusted operating cost base at constant FX rates*


21.2
~ -5.5
~1.2
~16.9
2015
Gross savings
Investments
2018 Estimate[1]

Note: Illustrative path. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * At constant 2015 FX rates; see Appendix
1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates

Credit Suisse Key financials December 12, 2018 5

Restructuring
Financial goals

The restructuring program completes at the end of 2018; expected sustainable net savings of ~CHF 4.3 bn vs. 2015

Illustrative development of restructuring expenses
in CHF bn


0.4
0.5
0.5
~0.2
4Q18 Estimate[1]
0.5
9M18
2015
2016
2017
2018E

Restructuring expenses and net savings
in CHF bn


~2.0
~4.3
Estimated total restructuring spend 2015-2018[1]
Estimated total net savings 2016-2018[*,1]

- The restructuring program completes at end-2018
- One-off investments of ~CHF 2.0 bn[1] for expected sustainable net savings of ~CHF 4.3 bn vs. 2015

* Net cost savings at constant 2015 FX rates; see Appendix
1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates

Credit Suisse Key financials December 12, 2018 6

Restructuring
Financial goals

Restructuring of the Additional Tier 1 capital instruments expected to reduce funding costs in 2019 by ~USD 700 mn

Redemptions and issuances of high- and low-trigger capital instruments during 3Q18 in CHF bn


6.2
Coupon:
0.3
6.0%
1.7
9.5%
1.7
9.5%
2.5
9.0%
3.7
Coupon:
0.3
3.5%
1.5
7.25%
2.0
7.5%
Redeemed & called 1
New issuances 2

Contributing to ~USD 700 mn of expected funding cost savings in 2019[3]

Key messages

- In 3Q18 redeemed CHF 0.3 bn of low-trigger tier 1 capital instruments and irrevocably called CHF 5.9 bn of high-trigger tier 1 capital instruments that were redeemed in October 2018
- In 3Q18 issued CHF 3.7 bn of high-trigger tier 1 capital instruments

Note: USD/CHF exchange rate of 0.98 per end of September 2018 applied to USD denominated tier 1 capital instruments
1 Includes CHF 290 mn low-trigger tier 1 capital instrument redeemed on September 4, 2018 and CHF 5.9 bn of high-trigger tier 1 capital instruments for which Credit Suisse irrevocably notified holders in August 2018 of the redemption on the first optional redemption date of October 23, 2018 2 Includes USD 2.0 bn high-trigger tier 1 capital instrument issued in July 2018, CHF 300 mn high-trigger tier 1 capital instrument issued in August 2018 and USD 1.5 bn high-trigger tier 1 capital instrument issued in September 2018 3 Compared to 2018; represents average funding spread and other related issuance costs

CREDIT SUISSE
Key financials
December 12, 2018
7

Restructuring
Financial goals

In the SRU we achieved our capital targets ahead of plan; estimated release of ~USD 5.8 bn of allocated capital since 3Q15

RWA excl. operational risk[1] in USD bn


~ -86%
56
35
17
9
~8
11
3Q15
3Q16
3Q17
3Q18
2018 Est. 3
2018 Target

Leverage exposure in USD bn


~ -84%
196
119
68
34
~31
40
3Q15
3Q16
3Q17
3Q18
2018 Est. 3
2018 Target

Allocated capital[2] in USD bn


~ -5.8 bn
6.9
4.2
2.4
1.2
~1.1
3Q15
3Q16
3Q17
3Q18
2018 Estimate 3

Note: SRU program will be economically completed by end-2018; beginning in 2019, the SRU will have ceased to exist as a separate division of the Group and the legacy portfolio remaining as of December 31, 2018 will be managed in an Asset Resolution Unit (ARU) separately disclosed within the Corporate Center 1 Excludes Op Risk RWA of USD 20 bn in each of 3Q15, 3Q16 and 3Q17 and USD 11 bn in 3Q18 2 Allocated capital calculated as 3.5% of leverage exposure 3 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates

CREDIT SUISSE Key financials December 12, 2018 8

Restructuring
Financial goals

Separate SRU division to be closed at end 2018; residual run-off losses to be substantially reduced to ~USD 500 mn

Illustrative residual asset composition based on estimates for year-end 2018[1,3] in USD bn


RWA excl. operational risk[2]
~8
~4
~4
Leverage exposure
~31
~22
~4
~2
~2
~1
Derivatives
Former PB&WM
Life finance
Other assets
Loans & financing facilities
Market risk

Asset Resolution Unit (ARU) to be separately disclosed within the Corporate Center

Adjusted pre-tax loss
in USD bn


-3.0
-1.9
~ -1.3
~ -1.4
~ -0.5
2016
2017
2018 Estimate[3]
2018 Target
Expected ARU drag 2019 within Corp. Ctr.

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. SRU program will be economically completed by end-2018; beginning in 2019, the SRU will have ceased to exist as a separate division of the Group and the legacy portfolio remaining as of December 31, 2018 will be managed in an Asset Resolution Unit (ARU) separately disclosed within the Corporate Center
1 Capital breakout based on internal categorization; for illustrative purposes only 2 Excludes Op Risk RWA of USD 11 bn 3 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates

CREDIT SUISSE Key financials December 12, 2018 9

 Financial goals 2019-2021  2  Completing the 2015-2018 restructuring program  1  Update on Financials  10  December 12, 2018  Costs  Funding  SRU  Costs  Regulatory changes to capital  RoTE  Capital generation & distribution

Restructuring
Financial goals

Target further productivity improvements to reduce adjusted operating cost base by 2-3% p.a., releasing resources for growth investments

Illustrative development of 2019 operating cost base*
in CHF bn


~16.9
~ -0.5
~16.4
0 - 0.6
16.4 - 17.0
▪ Wealth Management expansion in Emerging Markets
▪ Enhance product capabilities in ITS
▪ Incremental investments in technology and digitalization
2018E[1] Adj. operating cost base at 2018 FX rates
2019E[1] Productivity savings
2019E[1] Adj. operating cost base (pre potential growth investments)
Potential growth investments[2]
2019 Anticipated adj. operating cost base at 2018 FX rates[2]

Before variable costs of ~10% of any marginal revenue growth

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * See Appendix for discussion of future change for how operating cost base is calculated
1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates 2 Operating within the range, subject to financial performance, market conditions and investment opportunities

CREDIT SUISSE Key financials December 12, 2018 11

Restructuring
Financial goals

Major regulatory capital changes

Recalibrated leverage ratio likely to be primary capital constraint[1] until the end of 2021, however…

- Revised Swiss TBTF rules require going concern leverage ratio of 5% (of which 3.5% CET1) and additional 5%[2] gone concern leverage ratio, going concern RWA ratio of 14.3%[3] (of which 10% CET1) and additional 14.3%[2] gone concern RWA ratio

- Revised Swiss TBTF rules are being phased-in and become fully effective January 1, 2020

2016

2017

…

2020

2022+

…RWA uplift resulting from Basel III reforms will drive the binding constraint[1] from January 2022

- BCBS published final revisions to standard rules for output floor, credit risk and operational risk in December 2017

- Standardized Approach to Counterparty Credit Risk (SA-CCR), Equity Investments in Funds and Central Counterparties rules effective from January 1, 2020

- BCBS timetable is January 1, 2022 for the implementation of:
  - Market Risk (FRTB, FRTB CVA) (2020 FRTB implementation date was assumed for 2017 Investor Day)
  - Revised Credit Risk and Operational Risk rules
  - Leverage exposure measure
- Start of the phase-in period for output floor (2022-27)

1 The binding constraint is calculated as the worst of 10% of RWA and 3.5% of leverage exposure based on the Swiss TBTF CET1 capital and leverage requirements
2 Does not include the effects of any rebates for resolvability and for certain tier 2 low-trigger instruments recognized in gone concern capital
3 Does not include the effect of countercyclical buffers

CREDIT SUISSE Key financials December 12, 2018 12

Restructuring
Financial goals

Expected impact of Basel III reforms and other external methodology changes on RWA and leverage exposure

Risk-weighted assets
in CHF bn


External methodology changes[1]
Basel III regulatory reform impact
SA-CCR/IMM
Equity Investments in Funds
Central Counterparties
FRTB
4
~6[2]
~10
–
~25-30
9M18
2019E[3]
2020E[3]
2021E[3]
2022E[3]

Additional increase of RWA expected from remaining Basel III regulatory reforms over 2022 – 2027[4], including operational risk and output floor

Leverage exposure
in CHF bn


Basel III changes for leverage exposure measure[5]
10-15
2022E[3]

1 Represents externally prescribed regulatory changes impacting how exposures are treated 2 RWA increase from change in US GAAP leasing standard is reflected net of relating CET1 capital benefit
3 2019, 2020, 2021 and 2022 estimates based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2019, 2020, 2021 and 2022 may differ from any estimates 4 Includes FRTB CVA, Reduced IRB, Operational Risk and output floor 5 Reflects changes for credit conversion factors and calculation methodology of derivatives exposures (Counterparty Credit Risk)

CREDIT SUISSE Key financials December 12, 2018 13

 14  December 12, 2018  Based on known actions, we expect to reachat least 10% return on tangible equity in 2019  3  4  2  1  Note: Illustrative path. RoTE (a non-GAAP financial measure) on a reported basis ‡ See Appendix1 Estimates based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 and 2019 may differ from any estimates2 Excludes restructuring and litigation expenses and lower funding costs 3 Includes impact from funding cost savings in the SRU 4 Includes Corporate Center (excluding funding cost savings and restructuring expenses) and litigation expenses  Return on tangible equity‡ development based on CHF  1  Known actions  Restructuring  Financial goals  Assumes flat year-on-year revenue development

Restructuring
Financial goals

Expecting tax rate to reduce significantly in 2019 as the restructuring program ends

Pre-tax income and effective tax rate

in CHF bn

Effective tax rate **9M18** **37%**


2.8
37%
1.8
9M18 Reported PTI
Tax charge
9M18 Net income

Estimated pre-tax income and effective tax rate

in CHF bn

Expected effective tax rate **2019** **~28%**[1]


~28%[1]
5.5 – 6.1
4.0 – 4.4
@10-11% RoTE
2019E Reported PTI[2]
Tax charge
2019E Net income[2]

1 Assumes that Credit Suisse will not be subject to the Base Erosion and Anti-Abuse Tax (BEAT) 2 Estimated reported pre-tax income and net income based on RoTE target for 2019 and expected effective tax rate of 28%. Estimates based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2019 may differ from any estimates

CREDIT SUISSE Key financials December 12, 2018 15

 16  December 12, 2018  Beyond 2020, we target a 12%+ return on tangible equity  Return on tangible equity‡ development based on CHF  Note: RoTE (a non-GAAP financial measure) on a reported basis ‡ See Appendix  10-11%  11-12%  12%+  Restructuring  Financial goals

 17  December 12, 2018  Sustained growth in TBVPS is a core target for Credit Suisse  Note: Tangible book value per share is a non-GAAP financial measure ° See Appendix1 For the purpose of this analysis, tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts 2 Estimates based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2019 and 2020 may differ from any estimates  Tangible book valueper share°in CHF          CAGR3Q18 vs. 2020E  ~11%  @10-11%RoTE  @11-12%RoTE  Growth in TBVPSbefore capital distribution1  Financial goals  Restructuring  2  2

Restructuring
Financial goals

Expected increase in capital generation to fund ordinary dividend growth and share buybacks

Estimated net income generation[1] and anticipated usage

in CHF bn


~0.4
RoTE‡ @11%
RoTE‡ @10%
~4.0
2019
Estimate[1]
Investments primarily in WM & IBCM businesses[2]
~20%
Buffer for RWA uplift from regulatory changes[3] and other contingencies
~30%
Capital returned to shareholders
at least 50%
Anticipated usage of net income
Anticipated capital distribution
1.0 – 1.5
▪ Approved share buyback of **up to CHF 1.5 bn**; intend to buy back **at least CHF 1.0 bn** in 2019, subject to market and economic conditions
▪ Expected distribution of a sustainable ordinary dividend
▪ Ordinary dividend expected to increase by at least 5% p.a.
CET1 ratio pre Basel III reforms: >12.5%
Tier 1 leverage ratio: > 5.0%

Note: Illustrative path. RoTE (a non-GAAP financial measure) on a reported basis ‡ See Appendix

1 Estimated net income generation based on RoTE target for respective year. Estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual result for 2019 may differ from any estimates 2 Includes SUB, IWM, APAC WM&C and IBCM 3 Includes RWA uplift from Basel III reforms and other external methodology changes

CREDIT SUISSE Key financials December 12, 2018 18

 Appendix  19  December 12, 2018

 20  December 12, 2018  Share buyback program  For 2019, the Board of Directors of Credit Suisse Group AG has approved a buyback of Credit Suisse Group AG ordinary shares of up to CHF 1.5 bn. We expect to buy back at least CHF 1.0 bn in 2019 (subject to market and economic conditions) For 2020, we expect a similar share buyback program1  Amount  Timing  Execution  We will publish a formal announcement and commence the share buyback program following approval by the Swiss Takeover Board  The shares will be repurchased for the purpose of capital reduction. Any such capital reduction via cancellation of repurchased shares will need to be resolved at a future annual general meeting of shareholdersThe buyback will be conducted on a second trading line on the SIX Swiss Exchange. This is driven by the need to identify the selling shareholders for Swiss withholding tax considerations. 35% withholding tax can be reclaimed by eligible Swiss investors in full and by non-Swiss investors within the framework of double taxation agreements (if applicable)  Credit Suisse Group AG will disclose any share buybacks conducted during the share buyback program on a daily basis  Regular disclosure  1 The level of the share buyback for 2020 will be set in light of our capital plans and subject to prevailing market conditions but is expected to be in line with our intention to distribute at least 50% of net income

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation between adjusted operating cost base at constant 2015 FX rates and reported operating expenses

Group in CHF mn

	9M18	9M17	2017	2016	2015
Total operating expenses reported	**13,156**	**13,892**	**18,897**	**22,337**	**25,895**
Goodwill impairment	-	-	-	-	-3,797
Restructuring expenses	-490	-318	-455	-540	-355
Major litigation provisions	-162	-238	-493	-2,707	-820
Expenses related to business sales	-3	-	-8	-	-
Total operating expenses adjusted	**12,501**	**13,336**	**17,941**	**19,090**	**20,923**
FX adjustment	256	277	326	291	310
Debit valuation adjustments (DVA)	14	-63	-83	-	-
Certain accounting changes	-183	-169	-234	-70	-58
Total operating cost base adjusted at constant FX	**12,588**	**13,381**	**17,950**	**19,311**	**21,175**

CREDIT SUISSE Key financials December 12, 2018 21

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/11)

	Group in CHF mn				**Corp. Ctr.** in CHF mn						
	9M18	9M17	9M16	9M15	9M18	9M17	9M16	9M15	2017	2016	2015
Net revenues reported	**16,119**	**15,711**	**15,142**	**19,587**	**16**	**40**	**87**	**1,309**	**85**	**71**	**561**
FVoD	-	-	-	-995	-	-	-	-995	-	-	-298
Real estate gains	-16	-	-346	-23	-	-	-	-	-	-	-
Gains (-)/losses on business sales	-68	-15	56	-	-	23	52	-	23	52	-
Net revenues adjusted	**16,035**	**15,696**	**14,852**	**18,569**	**16**	**63**	**139**	**314**	**108**	**123**	**263**
Provision for credit losses	**186**	**167**	**177**	**191**	**-**	**3**	**-1**	**1**	**-**	**-1**	**-1**
Total operating expenses reported	**13,156**	**13,892**	**15,028**	**15,377**	**290**	**508**	**497**	**555**	**821**	**759**	**862**
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	-490	-318	-491	-	-1	-12	-	-	-14	-7	-
Major litigation provisions	-162	-238	-306	-257	-	-	-	-	-127	-	-
Expenses related to business sales	-3	-	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**12,501**	**13,336**	**14,231**	**15,120**	**289**	**496**	**497**	**555**	**680**	**752**	**862**
Pre-tax income/loss (-) reported	**2,777**	**1,652**	**-63**	**4,019**	**-274**	**-471**	**-409**	**753**	**-736**	**-687**	**-300**
Total adjustments	571	541	507	-761	1	35	52	-995	164	59	-298
Pre-tax income/loss (-) adjusted	**3,348**	**2,193**	**444**	**3,258**	**-273**	**-436**	**-357**	**-242**	**-572**	**-628**	**-598**

	Group excl. Corp. Ctr. in CHF mn			
	9M18	9M17	9M16	9M15[1]
Net revenues reported	**16,103**	**15,671**	**15,055**	**18,130**
FVoD	-	-	-	-
Real estate gains	-16	-	-346	-23
Gains (-)/losses on business sales	-68	-38	4	-
Net revenues adjusted	**16,019**	**15,633**	**14,713**	**18,107**

1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively

CREDIT SUISSE

Key financials

December 12, 2018

22

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/11)

	Core in CHF mn						**SRU** in CHF mn			
	9M18	9M17	9M16	2017	2016	2015[1]	9M18	9M17	9M16	9M15
Net revenues reported	**16,652**	**16,446**	**16,211**	**21,786**	**21,594**	**23,138**	**-533**	**-735**	**-1,069**	**637**
FVoD	-	-	-	-	-	-298	-	-	-	-
Real estate gains	-15	-	-346	-	-420	-95	-1	-	-	-
Gains (-)/losses on business sales	-68	23	52	51	52	-34	-	-38	4	-
Net revenues adjusted	**16,569**	**16,469**	**15,917**	**21,837**	**21,226**	**22,711**	**-534**	**-773**	**-1,065**	**637**
Provision for credit losses	**184**	**138**	**94**	**178**	**141**	**187**	**2**	**29**	**83**	**37**
Total operating expenses reported	**12,607**	**12,976**	**13,316**	**17,680**	**17,960**	**22,746**	**549**	**916**	**1,712**	**1,930**
Goodwill impairment	-	-	-	-	-	-3,797	-	-	-	-
Restructuring expenses	-438	-279	-371	-398	-419	-199	-52	-39	-120	-
Major litigation provisions	-90	-59	12	-224	-14	-530	-72	-179	-318	-36
Expenses related to business sales	-	-	-	-8	-	-	-3	-	-	-
Total operating expenses adjusted	**12,079**	**12,638**	**12,957**	**17,050**	**17,527**	**18,220**	**422**	**698**	**1,274**	**1,894**
Pre-tax income/loss (-) reported	**3,861**	**3,332**	**2801**	**3,928**	**3,493**	**205**	**-1,084**	**-1,680**	**-2,864**	**-1,330**
Total adjustments	445	361	65	681	65	4,099	126	180	442	36
Pre-tax income/loss (-) adjusted	**4,306**	**3,693**	**2,866**	**4,609**	**3,558**	**4,304**	**-958**	**-1,500**	**-2,422**	**-1,294**

1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively

CREDIT SUISSE
Key financials
December 12, 2018
23

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (3/11)

SUB in CHF mn

	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15[1]	1Q15[2]	2017	2016	2015[3]
Net revenues reported	**1,341**	**1,419**	**1,431**	**1,318**	**1,319**	**1,405**	**1,354**	**1,399**	**1,667**	**1,337**	**1,356**	**1,495**	**1,364**	**1,387**	**1,327**	**5,396**	**5,759**	**5,573**
Real estate gains	-15	-	-	-	-	-	-	-20	-346	-	-	-72	-	-23	-	-	-366	-95
Gains (-)/losses on business sales	-	-	-37	-	-	-	-	-	-	-	-	-23	-	-	-	-	-	-23
Net revenues adjusted	**1,326**	**1,419**	**1,394**	**1,318**	**1,319**	**1,405**	**1,354**	**1,379**	**1,321**	**1,337**	**1,356**	**1,400**	**1,364**	**1,364**	**1,327**	**5,396**	**5,393**	**5,455**
Provision for credit losses	**31**	**35**	**34**	**15**	**14**	**36**	**10**	**34**	**30**	**9**	**6**	**43**	**39**	**33**	**23**	**75**	**79**	**138**
Total operating expenses reported	**799**	**831**	**834**	**870**	**879**	**867**	**940**	**983**	**879**	**875**	**918**	**1,088**	**925**	**899**	**873**	**3,556**	**3,655**	**3,785**
Restructuring expenses	-25	-27	-28	2	-13	4	-52	3	-19	-4	-40	-42	-	-	-	-59	-60	-42
Major litigation provisions	-2	-	-	-7	-9	-6	-27	-19	-	-	-	-25	-	-	-	-49	-19	-25
Total operating expenses adjusted	**772**	**804**	**806**	**865**	**857**	**865**	**861**	**967**	**860**	**871**	**878**	**1,021**	**925**	**899**	**873**	**3,448**	**3,576**	**3,718**
Pre-tax income/loss (-) reported	**511**	**553**	**563**	**433**	**426**	**502**	**404**	**382**	**758**	**453**	**432**	**364**	**400**	**455**	**431**	**1,765**	**2,025**	**1,650**
Total adjustments	12	27	-9	5	22	2	79	-4	-327	4	40	-28	-	-23	-	108	-287	-51
Pre-tax income/loss (-) adjusted	**523**	**580**	**554**	**438**	**448**	**504**	**483**	**378**	**431**	**457**	**472**	**336**	**400**	**432**	**431**	**1,873**	**1,738**	**1,599**

1 Excludes net revenues and total operating expenses for Swisscard of CHF 75 mn and CHF 62 mn, respectively 2 Excludes net revenues and total operating expenses for Swisscard of CHF 73 mn and CHF 61 mn, respectively
3 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively

CREDIT SUISSE Key financials December 12, 2018 24

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (4/11)

IWM in CHF mn

	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	2017	2016	2015
Net revenues reported	**1,265**	**1,344**	**1,403**	**1,364**	**1,262**	**1,264**	**1,221**	**1,299**	**1,081**	**1,145**	**1,173**	**1,173**	**1,093**	**1,165**	**1,121**	**5,111**	**4,698**	**4,552**
Real estate gains	-	-	-	-	-	-	-	-54	-	-	-	-	-	-	-	-	-54	-
Gains (-)/losses on business sales	5	-	-36	28	-	-	-	-	-	-	-	-11	-	-	-	28	-	-11
Net revenues adjusted	**1,270**	**1,344**	**1,367**	**1,392**	**1,262**	**1,264**	**1,221**	**1,245**	**1,081**	**1,145**	**1,173**	**1,162**	**1,093**	**1,165**	**1,121**	**5,139**	**4,644**	**4,541**
Provision for credit losses	**15**	**5**	**-1**	**14**	**3**	**8**	**2**	**6**	**-**	**16**	**-2**	**-7**	**11**	**-1**	**2**	**27**	**20**	**5**
Total operating expenses reported	**872**	**906**	**920**	**1,010**	**904**	**891**	**928**	**962**	**836**	**884**	**875**	**1,204**	**885**	**894**	**841**	**3,733**	**3,557**	**3,824**
Restructuring expenses	-28	-28	-26	-11	-16	-7	-36	-16	-15	-15	-8	-36	-	-	-	-70	-54	-36
Major litigation provisions	-	-	-	-31	-11	-6	-	-7	19	-	-	-228	-50	-	10	-48	12	-268
Total operating expenses adjusted	**844**	**878**	**894**	**968**	**877**	**878**	**892**	**939**	**840**	**869**	**867**	**940**	**835**	**894**	**851**	**3,615**	**3,515**	**3,520**
Pre-tax income/loss (-) reported	**378**	**433**	**484**	**340**	**355**	**365**	**291**	**331**	**245**	**245**	**300**	**-24**	**197**	**272**	**278**	**1,351**	**1,121**	**723**
Total adjustments	33	28	-10	70	27	13	36	-31	-4	15	8	253	50	-	-10	146	-12	293
Pre-tax income/loss (-) adjusted	**411**	**461**	**474**	**410**	**382**	**378**	**327**	**300**	**241**	**260**	**308**	**229**	**247**	**272**	**268**	**1,497**	**1,109**	**1,016**

Credit Suisse

Key financials

December 12, 2018

25

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (5/11)

IWM AM in CHF mn

	3Q18	2Q18	1Q18	4Q17	3Q18 LTM	2017	2016	2015[1]
Net revenues reported	352	352	360	441	1,505	1,508	1,327	1,275
Gains (-)/losses on business sales	5	-	1	28	34	28	-	-
Net revenues adjusted	357	352	361	469	1,539	1,536	1,327	1,275
Provision for credit losses	-	-	-	-	-	-	-	-
Total operating expenses reported	261	266	277	337	1,141	1,181	1,047	1,116
Restructuring expenses	-7	-3	-8	-3	-21	-26	-7	-4
Major litigation provisions	-	-	-	-	-	-	-	-
Total operating expenses adjusted	254	263	269	334	1,120	1,155	1,040	1,112
Pre-tax income/loss (-) reported	91	86	83	104	364	327	280	159
Total adjustments	12	3	9	31	55	54	7	4
Pre-tax income/loss (-) adjusted	103	89	92	135	419	381	287	163

IWM PB in CHF mn

	3Q18	2Q18	1Q18	4Q17	3Q18 LTM	2015
Net revenues reported	913	992	1,043	923	3,871	3,224
Gains (-)/losses on business sales	-	-	-37	-	-37	-11
Net revenues adjusted	913	992	1,006	923	3,834	3,213
Provision for credit losses	15	5	-1	14	33	5
Total operating expenses reported	611	640	643	673	2,567	2,678
Restructuring expenses	-21	-25	-18	-8	-72	-32
Major litigation provisions	-	-	-	-31	-31	-268
Total operating expenses adjusted	590	615	625	634	2,464	2,378
Pre-tax income/loss (-) reported	287	347	401	236	1,271	541
Total adjustments	21	25	-19	39	66	289
Pre-tax income/loss (-) adjusted	308	372	382	275	1,337	830

1 Excludes AM's share of net revenues and total operating expenses from the Sales & Trading Solutions business of CHF 53 mn and CHF 30 mn, respectively

CREDIT SUISSE Key financials December 12, 2018 26

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (6/11)

APAC WM&C in CHF mn

	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	2017	2016	2015
Net revenues reported	**557**	**564**	**663**	**626**	**548**	**559**	**589**	**560**	**481**	**455**	**408**	**367**	**350**	**403**	**386**	**2,322**	**1,904**	**1,506**
Net revenues adjusted	**557**	**564**	**663**	**626**	**548**	**559**	**589**	**560**	**481**	**455**	**408**	**367**	**350**	**403**	**386**	**2,322**	**1,904**	**1,506**
Provision for credit losses	**1**	**6**	**9**	**7**	**5**	**-1**	**4**	**11**	**34**	**3**	**-19**	**-1**	**24**	**11**	**-3**	**15**	**29**	**31**
Total operating expenses reported	**376**	**390**	**449**	**390**	**370**	**364**	**384**	**387**	**352**	**342**	**305**	**767**	**300**	**286**	**290**	**1,508**	**1,386**	**1,643**
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-446	-	-	-	-	-	-446
Restructuring expenses	-3	-11	-3	-10	-5	-2	-4	-5	-7	-1	-1	-1	-	-	-	-21	-14	-1
Major litigation provisions	-1	-29	-48	-	-	-	-	-	-	-	-	-6	-	-	-	-	-	-6
Total operating expenses adjusted	**372**	**350**	**398**	**380**	**365**	**362**	**380**	**382**	**345**	**341**	**304**	**314**	**300**	**286**	**290**	**1,487**	**1,372**	**1,190**
Pre-tax income/loss (-) reported	**180**	**168**	**205**	**229**	**173**	**196**	**201**	**162**	**95**	**110**	**122**	**-399**	**26**	**106**	**99**	**799**	**489**	**-168**
Total adjustments	4	40	51	10	5	2	4	5	7	1	1	453	-	-	-	21	14	453
Pre-tax income/loss (-) adjusted	**184**	**208**	**256**	**239**	**178**	**198**	**205**	**167**	**102**	**111**	**123**	**54**	**26**	**106**	**99**	**820**	**503**	**285**

CREDIT SUISSE Key financials December 12, 2018 27

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (7/11)

IBCM in CHF mn

	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	1Q15	2017	2016	2015
Net revenues reported	**530**	**644**	**528**	**565**	**457**	**511**	**606**	**574**	**467**	**543**	**388**	**420**	**400**	**568**	**399**	**2,139**	**1,972**	**1,787**
Net revenues adjusted	**530**	**644**	**528**	**565**	**457**	**511**	**606**	**574**	**467**	**543**	**388**	**420**	**400**	**568**	**399**	**2,139**	**1,972**	**1,787**
Provision for credit losses	**3**	**15**	**1**	**-1**	**12**	**13**	**6**	**-**	**-9**	**-**	**29**	**-**	**-**	**-**	**-**	**30**	**20**	**-**
Total operating expenses reported	**457**	**519**	**468**	**459**	**410**	**420**	**451**	**425**	**437**	**408**	**421**	**897**	**335**	**423**	**446**	**1,740**	**1,691**	**2,101**
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-380	-	-	-	-	-	-380
Restructuring expenses	-17	-31	-30	-14	-16	-10	-2	6	-15	8	-27	-22	-	-	-	-42	-28	-22
Total operating expenses adjusted	**440**	**488**	**438**	**445**	**394**	**410**	**449**	**431**	**422**	**416**	**394**	**495**	**335**	**423**	**446**	**1,698**	**1,663**	**1,699**
Pre-tax income/loss (-) reported	**70**	**110**	**59**	**107**	**35**	**78**	**149**	**149**	**39**	**135**	**-62**	**-477**	**65**	**145**	**-47**	**369**	**261**	**-314**
Total adjustments	17	31	30	14	16	10	2	-6	15	-8	27	402	-	-	-	42	28	402
Pre-tax income/loss (-) adjusted	**87**	**141**	**89**	**121**	**51**	**88**	**151**	**143**	**54**	**127**	**-35**	**-75**	**65**	**145**	**-47**	**411**	**289**	**88**

CREDIT SUISSE Key financials December 12, 2018 28

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (8/11)

SUB, IWM, APAC WM&C and IBCM in CHF mn

	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15[1]	1Q15[2]	2017	2016	2015[3]
Net revenues reported	**3,693**	**3,971**	**4,025**	**3,873**	**3,586**	**3,739**	**3,770**	**3,832**	**3,696**	**3,480**	**3,325**	**3,455**	**3,207**	**3,523**	**3,233**	**14,968**	**14,333**	**13,418**
Real estate gains	-15	-	-	-	-	-	-	-74	-346	-	-	-72	-	-23	-	-	-420	-95
Gains (-)/losses on business sales	5	-	-73	28	-	-	-	-	-	-	-	-34	-	-	-	28	-	-34
Net revenues adjusted	**3,683**	**3,971**	**3,952**	**3,901**	**3,586**	**3,739**	**3,770**	**3,758**	**3,350**	**3,480**	**3,325**	**3,349**	**3,207**	**3,500**	**3,233**	**14,996**	**13,913**	**13,289**
Provision for credit losses	**50**	**61**	**43**	**35**	**34**	**56**	**22**	**51**	**55**	**28**	**14**	**35**	**74**	**43**	**22**	**147**	**148**	**174**
Total operating expenses reported	**2,504**	**2,646**	**2,671**	**2,729**	**2,563**	**2,542**	**2,703**	**2,757**	**2,504**	**2,509**	**2,519**	**3,956**	**2,445**	**2,502**	**2,450**	**10,537**	**10,289**	**11,353**
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-826	-	-	-	-	-	-826
Restructuring expenses	-73	-97	-87	-33	-50	-15	-94	-12	-56	-12	-76	-101	-	-	-	-192	-156	-101
Major litigation provisions	-3	-29	-48	-38	-20	-12	-27	-26	19	-	-	-259	-50	-	10	-97	-7	-299
Total operating expenses adjusted	**2,428**	**2,520**	**2,536**	**2,658**	**2,493**	**2,515**	**2,582**	**2,719**	**2,467**	**2,497**	**2,443**	**2,770**	**2,395**	**2,502**	**2,460**	**10,248**	**10,126**	**10,127**
Pre-tax income/loss (-) reported	**1,139**	**1,264**	**1,311**	**1,109**	**989**	**1,141**	**1,045**	**1,024**	**1,137**	**943**	**792**	**-536**	**688**	**978**	**761**	**4,284**	**3,896**	**1,891**
Total adjustments	66	126	62	99	70	27	121	-36	-309	12	76	1,080	50	-23	-10	317	-257	1,097
Pre-tax income/loss (-) adjusted	**1,205**	**1,390**	**1,373**	**1,208**	**1,059**	**1,168**	**1,166**	**988**	**828**	**955**	**868**	**544**	**738**	**955**	**751**	**4,601**	**3,639**	**2,988**

SUB, IWM, APAC WM&C and IBCM in CHF mn

	9M18	9M17	9M16	9M15[3]
Net revenues reported	**11,689**	**11,095**	**10,501**	**9,963**
Real estate gains	-15	-	-346	-23
Gains (-)/losses on business sales	-68	-	-	-
Net revenues adjusted	**11,606**	**11,095**	**10,155**	**9,940**

1 Excludes net revenues and total operating expenses for Swisscard of CHF 75 mn and CHF 62 mn, respectively 2 Excludes net revenues and total operating expenses for Swisscard of CHF 73 mn and CHF 61 mn, respectively
3 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively

CREDIT SUISSE Key financials December 12, 2018 29

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (9/11)

	SUB in CHF mn				IWM in CHF mn				APAC WM&C in CHF mn				WM-related[2] in CHF mn			
	9M18	9M17	9M16	9M15[1]	9M18	9M17	9M16	9M15	9M18	9M17	9M16	9M15	9M18	9M17	9M16	9M15[1]
Net revenues reported	4,191	4,078	4,360	4,078	4,012	3,747	3,399	3,379	1,784	1,696	1,344	1,139	9,987	9,521	9,103	8,596
Real estate gains	-15	-	-346	-23	-	-	-	-	-	-	-	-	-15	-	-346	-23
Gains (-)/losses on business sales	-37	-	-	-	-31	-	-	-	-	-	-	-	-68	-	-	-
Net revenues adjusted	4,139	4,078	4,014	4,055	3,981	3,747	3,399	3,379	1,784	1,696	1,344	1,139	9,904	9,521	8,757	8,573
Provision for credit losses	100	60	45	95	19	13	14	12	16	8	18	32	135	81	77	139
Total operating expenses reported	2,464	2,686	2,672	2,697	2,698	2,723	2,595	2,620	1,215	1,118	999	876	6,377	6,527	6,266	6,193
Restructuring expenses	-80	-61	-63	-	-82	-59	-38	-	-17	-11	-9	-	-179	-131	-110	-
Major litigation provisions	-2	-42	-	-	-	-17	19	-40	-78	-	-	-	-80	-59	19	-40
Total operating expenses adjusted	2,382	2,583	2,609	2,697	2,616	2,647	2,576	2,580	1,120	1,107	990	876	6,118	6,337	6,175	6,153
Pre-tax income/loss (-) reported	1,627	1,332	1,643	1,286	1,295	1,011	790	747	553	570	327	231	3,475	2,913	2,760	2,264
Total adjustments	30	103	-283	-23	51	76	19	40	95	11	9	-	176	190	-255	17
Pre-tax income/loss (-) adjusted	1,657	1,435	1,360	1,263	1,346	1,087	809	787	648	581	336	231	3,651	3,103	2,505	2,281

1 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively 2 Refers to SUB, IWM and APAC WM&C

Credit Suisse Key financials December 12, 2018 30

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (10/11)

	APAC Markets in CHF mn							GM in CHF mn			Markets activities[1] in CHF mn			SUB PC in CHF mn	SUB C&IC in CHF mn
	9M18	9M17	9M16	9M15	2017	2016	2015	2017	2016	2015	2017	2016	2015	9M18	9M18
Net revenues reported	932	923	1,391	1,874	1,182	1,693	2,333	5,551	5,497	6,826	6,733	7,190	9,159	2,249	1,942
Real estate gains	-	-	-	-	-	-	-	-	-	-	-	-	-	-15	-
Gains (-)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-19	-18
Net revenues adjusted	932	923	1,391	1,874	1,182	1,693	2,333	5,551	5,497	6,826	6,733	7,190	9,159	2,215	1,924
Provision for credit losses	11	-	-3		-	-3	4	31	-3	10	31	-6	14	34	66
Total operating expenses reported	847	940	1,099		1,252	1,460	1,784	5,070	5,452	8,747	6,322	6,912	10,531	1,433	1,031
Goodwill impairment	-	-	-		-	-	-310	-	-	-2,661	-	-	-2,971	-	-
Restructuring expenses	-18	-29	-25		-42	-39	-2	-150	-217	-96	-192	-256	-98	-56	-24
Major litigation provisions	-	-	-		-	-	-	-	-7	-231	-	-7	-231	-	-2
Expenses related to business sales	-	-	-		-	-	-	-8	-	-	-8	-	-	-	-
Total operating expenses adjusted	829	911	1,074		1,210	1,421	1,472	4,912	5,228	5,759	6,122	6,649	7,231	1,377	1,005
Pre-tax income/loss (-) reported	74	-17	295		-70	236	545	450	48	-1,931	380	284	-1,386	782	845
Total adjustments	18	29	25		42	39	312	158	224	2,988	200	263	3,300	22	8
Pre-tax income/loss (-) adjusted	92	12	320		-28	275	857	608	272	1,057	580	547	1,914	804	853

	GM in CHF mn				Markets activities[1] in CHF mn			
	9M18	9M17	9M16	9M15	9M18	9M17	9M16	9M15
Net revenues reported	4,015	4,388	4,232	5,656	4,947	5,311	5,623	7,530
Net revenues adjusted	4,015	4,388	4,232	5,656	4,947	5,311	5,623	7,530

1 Refers to GM and APAC Markets

CREDIT SUISSE

Key financials

December 12, 2018

31

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (11/11)

IBCM in USD mn

	9M18	9M17	9M16	9M15	2017	2016	2015
Net revenues reported	**1,752**	**1,609**	**1,432**	**1,439**	**2,182**	**2,001**	**1,857**
Net revenues adjusted	**1,752**	**1,609**	**1,432**	**1,439**	**2,182**	**2,001**	**1,857**
Provision for credit losses	**19**	**32**	**21**	**-**	**31**	**20**	-
Total operating expenses reported	**1,489**	**1,309**	**1,291**	**1,268**	**1,775**	**1,713**	**2,170**
Goodwill impairment	-	-	-	-	-	-	-384
Restructuring expenses	-81	-29	-35	-	-43	-29	-22
Total operating expenses adjusted	**1,408**	**1,280**	**1,256**	**1,268**	**1,732**	**1,684**	**1,764**
Pre-tax income/loss (-) reported	**244**	**268**	**120**	**171**	**376**	**268**	**-313**
Total adjustments	81	29	35	-	43	29	406
Pre-tax income/loss (-) adjusted	**325**	**297**	**155**	**171**	**419**	**297**	**93**

	GM in USD mn		SRU in USD mn		
	2017	2016	2017	2016	2015
Net revenues reported	**5,662**	**5,575**	**-905**	**-1,285**	**557**
Real estate gains	-	-	-	-4	-
Gains (-)/losses on business sales	-	-	-39	6	-
Net revenues adjusted	**5,662**	**5,575**	**-944**	**-1,283**	**557**
Provision for credit losses	**32**	**-4**	**31**	**115**	**138**
Total operating expenses reported	**5,172**	**5,522**	**1,243**	**4,353**	**3,130**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	-154	-220	-59	-123	-158
Major litigation provisions	-	-7	-275	-2,646	-295
Expenses related to business sales	-8	-	-	-	-
Total operating expenses adjusted	**5,010**	**5,295**	**909**	**1,584**	**2,677**
Pre-tax income/loss (-) reported	**458**	**57**	**-2,179**	**-5,753**	**-2,711**
Total adjustments	162	227	295	2,771	453
Pre-tax income/loss (-) adjusted	**620**	**284**	**-1,884**	**-2,982**	**-2,258**

CREDIT SUISSE
Key financials
December 12, 2018
32

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the Appendix of this Investor Day 2018 presentation
- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = (adj.) net revenues annualized / average AuM; net margin = (adj.) pre-tax income annualized / average AuM
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business

Specific notes

* Our cost savings program, until the end of 2018, is measured using an adjusted operating cost base at constant 2015 FX rates. "Adjusted operating cost base at constant FX rates" includes adjustments as made in all our disclosures for restructuring expenses, major litigation provisions, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings program). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 "Revenue from Contracts with Customers", which is described further in our 1Q18, 2Q18 and 3Q18 financial reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Starting from 1Q19, we intend to express our operating cost base at constant 2018 FX rates and to adjust for significant litigation costs, expenses related to business and real estate sales as well as DVA related volatility, but not for restructuring expenses and certain accounting changes. Adjustments for FX will continue to apply unweighted currency exchange rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity is based on tangible equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

° Tangible book value is a non-GAAP financial measure and is equal to tangible equity attributable to shareholders. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible equity attributable to shareholders, a non-GAAP financial measure, by total number of shares outstanding. Tangible equity attributable to shareholders, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that tangible book value per share is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-3Q18, tangible equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders' equity of CHF 42,734 mn as presented in our balance sheet. For end-2017, tangible equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet. For end-2Q15, tangible equity excluded goodwill of CHF 8,238 mn and other intangible assets of CHF 205 mn from total shareholders' equity of CHF 42,642 mn as presented in our balance sheet. Shares outstanding were 2,552.4 mn at end-3Q18, 2,550.3 mn at end-2017 and 1,632.4 mn at end-2Q15.

CREDIT SUISSE
Key financials
December 12, 2018
33

 Notes (2/2)  34  December 12, 2018  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; ARU = Asset Resolution Unit;AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CCAR = Comprehensive Capital Adequacy Review; CCRO = Chief Compliance and Regulatory Affairs Officer; CDX HY = High-yield credit default swap index; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; CIO = Chief Investment Officer; Corp. Ctr. = Corporate Center; CtB = Change the Bank; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; DoJ = Department of Justice; DTA = Deferred Tax Assets; DVA = Debit Valuation Adjustments; EAM = External Asset Manager; EBITDA = Earnings Before Interest Taxes Depreciation and Amortization; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EQ = Equities; ERP = Enterprise Resource Planning; Est. = Estimate; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority FINMA; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FTE = Full-time employee; FX = Foreign Exchange; GDP = Gross Domestic Product; GM = Global Markets; G10 = Group of Ten; HKEX = Hong Kong Exchange; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; ICBC = Industrial and Commercial Bank of China; ICBCCS = ICBC Credit Suisse Asset Management Co. Ltd; IG = Investment Grade; IMF = International Monetary Fund; IMM = Internal Model Method; IP = Investor Products; IPO = Initial Public Offering; IPRE= Interest Producing Real Estate; IRB = Internal Ratings Based; IS&P = Investment Solutions and Products; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LBO = Leveraged Buyout; LE = Leverage Exposure; LSC = Large Swiss Corporates; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MD(R) = Managing Director; Mgmt. = Management; MI = Management Information; MifiD II = Markets in Financial Instruments Directive II; Mkts = Markets; NNA = Net new assets; OCC = Office of the Comptroller of the Currency; Op Risk = Operational Risk; PB = Private Banking; PB&WM = Private Banking & Wealth Management; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RMBS = Residential Mortgage Backed Securities; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RtB = Run the Bank; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBV(PS) = Tangible Book Value (per Share); (U)HNW(I) = (Ultra) High Net Worth (Individuals); US GAAP = United States Generally Accepted Accounting Principles; U/W = Underwriting; VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 Thomas Gottstein CEO Swiss Universal BankIqbal Khan CEO International Wealth ManagementHelman Sitohang CEO Asia PacificDecember 12, 2018  Credit Suisse Investor Day 2018Growth in Wealth Management

 Disclaimer  2  December 12, 2018  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 12, 2018 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on December 12, 2018. All Investor Day presentations are available on our website at www.credit-suisse.com.Many of our references to estimates, ambitions, objectives and targets for revenues, operating expenses, operating cost base, pre-tax income and return on regulatory capital are on an adjusted basis as well. These adjusted numbers, return on tangible equity and tangible book value per share are non-GAAP financial measures. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measure is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, which are unavailable on a prospective basis. Tangible equity excludes goodwill and other intangible assets from shareholders’ equity, all of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

 Thomas Gottstein, CEO Swiss Universal BankDecember 12, 2018  Credit Suisse Investor Day 2018Swiss Universal Bank

Key messages

Key priorities

- Further strengthen our leading position as a **universal bank in Switzerland**
- Build on our unique offering as **The Bank for Entrepreneurs**
- Continue to transform our business through **digitalization**
- Improve **client satisfaction and client retention**
- Enhance our offering for the **Next Generation** across client segments

Progress since 2015

- **11 consecutive quarters of YoY adjusted PTI growth** with acceleration in 2018
- Step change in **profitability and cost efficiency**
- **Significant growth in client business volumes** across private, corporate and institutional clients

Way forward

- Grow from a position of strength in our **Bank for Entrepreneurs** and **corporate franchise**
- Drive further growth in **U/HNW** and **Entrepreneurs & Executives (E&E)** through our integrated offering
- Further **invest in platform technology for institutional clients** (pension funds, financial institutions and external asset managers)
- Continue to drive positive operating leverage through **digital transformation**

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix

CREDIT SUISSE Swiss Universal Bank December 12, 2018 4

 5  December 12, 2018  Switzerland – a strong and resilient economy…   Swiss economy expected to maintain its steady growth… GDP (in USD k) per capita2  1 Source: Credit Suisse Global Wealth Databook 2018 (USD/CHF exchange rate of 0.98 applied) 2 Source: International Monetary Fund as of December 7, 2018 (USD/CHF exchange rate of 0.98 applied) 3 Source: State Secretariat for Economic Affairs as of October, 2018 4 Measured by 2017 government gross debt as % of GDP based on data from IMF 5 Source: World Talent Ranking 2018 (Institute for Management Development)6 Source: Global Innovation Index 2018 (Cornell University, INSEAD and WIPO, 2018)  …with a stable unemployment rate at low levels…3  Population1 8.5 mnTotal wealth1 CHF 3.5 tnGDP per capita2 CHF 78 k  ...and supported by leading indicators    Fiscal discipline4    World talent pool5    Innovation6                                                                                      42%  64%  88%  97%  #1  #2  #3  #4  #1  #2  #3  #4  Swiss Universal Bank

…requiring sophisticated banking services for a growing client asset base

Private Clients –
Highest millionaire density globally

% of households with financial wealth USD >1 mn[1]


2.7%
2.9%
3.2%
4.0%
7.7%
10.6%
Japan
Hongkong
Germany
Singapore
United States
Switzerland

Corporate Clients –
Lending continuously growing

Credit lines for companies in Switzerland[2], in CHF bn


+15%
478
527
525
539
550
2013
2014
2015
2016
2017

Institutional Clients –
Pension fund assets increasing

Total assets of Swiss pension funds[3], in CHF bn


+24%
720
777
788
824
893
2013
2014
2015
2016
2017E

1 Source: Credit Suisse Global Wealth Databook 2018 2 Source: Swiss National Bank as of December 3, 2018 3 Source: Pension Fund statistics by the Federal Statistical Office as of September 7, 2018

CREDIT SUISSE Swiss Universal Bank December 12, 2018 6

Strong PTI performance over the last three years

Adjusted pre-tax income
in CHF bn



CAGR ~12%
1.6
1.7
1.9
2.2 - 2.3
9M18
2015¹
2016
2017
2018 Estimate²

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix 1 Excludes Swisscard consolidation impact of CHF 25 mn in 1H15 2 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates

Credit Suisse Swiss Universal Bank December 12, 2018 7

11th consecutive quarter of YoY PTI growth and a step change in cost/income ratio and RoRC

Adjusted pre-tax income in CHF mn



1,599
1,738
1,873
1,657
Q4
Q3
Q2
Q1
336
400
432
431
+13%
+8%
+6%
+10%
378
431
457
472
+16%
+4%
+10%
+2%
438
448
504
483
+17%
+15%
+15%
523
580
554
2015[1]
2016
2017
9M18

Adjusted cost/income ratio



68%
66%
64%
58%
2015[2]
2016
2017
9M18

Adjusted return on regulatory capital (RoRC†)



13%
14%
15%
18%
2015[2]
2016
2017
9M18

Note: All figures on adjusted basis. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix
1 Excludes Swisscard consolidation impact of CHF 12 mn and CHF 13 mn in 1Q15 and 2Q15, respectively 2 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively

CREDIT SUISSE Swiss Universal Bank December 12, 2018 8

 9  December 12, 2018  A leading Swiss bank in terms of efficiency  Source: The Boston Consulting Group Benchmarking 20181 Excludes net revenues and total operating expenses for Swisscard of CHF 148 mn and CHF 123 mn, respectively 2 Swiss Universal Bank  Cost/income ratio 1H18Compared to domestic peer group  Cost/income ratio 2015Compared to domestic peer group  SUB2  SUB2  Swiss Universal Bank

Outgrowing the market in client business volume, driving recurring revenue growth

Private Clients business volume in CHF bn

Corporate & Institutional Clients business volume in CHF bn



~ +16%
AuC[1]
AuM
Net loans
~309
16
186
~107
9M15
359
36
209
114
9M18
+97bn / +12%
~ +10%
~471
103
314
~54
9M15
518
104
360
54
9M18

- Strong AuM/AuC growth driven by positive NNA and market performance
- NNA, especially in our U/HNW and E&E franchises, offer opportunity for diversification of client assets and early involvement of Next Generation
- Moderate loan growth across mortgage and lombard (including single-stock)

- Strong AuM growth momentum from large institutional clients, driven by positive NNA and by market performance
- Global connectivity with AM, IBCM and ITS as a key differentiator across our franchise
- Continued risk discipline, especially in IPRE, and innovative balance sheet velocity measures resulting in stable loan volumes

1 Includes commercial assets and transactional accounts

CREDIT SUISSE Swiss Universal Bank December 12, 2018 10

Leading and well balanced franchises across all client segments

Private Clients

- Serving >1.5 mn private clients through 148 branches, 4 contact centers and 3 subsidiaries
- #2 position for UHNW and HNW clients[1]
- #3 position for retail and affluent clients[1]
- Three main subsidiaries: Neue Aargauer Bank (100%), Bank-now (100%) and Swisscard (50%)
- Solid growth momentum, especially in the U/HNW and E&E client segments as well as in Kids Banking

Institutional Clients

- #1 platform for institutional clients[1], including leading SoW with top 20 pension funds in Switzerland
- Leading for financial institutions business in Switzerland
- #2 offering for External Asset Managers[1]
- High return on regulatory capital

EUROMONEY 2018 — Best Bank in Switzerland



49%
Adj. PTI 9M18
CHF 1,657 mn
51%

The Banker — Bank of the Year 2018 — SWITZERLAND

Corporate Banking

- #2 position for small- & mid-sized enterprises (SME)[1]
  - Providing dedicated offering to >40k corporates
  - Efficient standardized coverage of >60k SMEs in business centers
- #1 position for large Swiss corporates (LSC)[1] with dedicated joint coverage with Investment Banking

Investment Banking & ITS

- #1 Investment Banking franchise in Switzerland with SoW of 15% YTD[2]:
  - #1 position in M&A[3]
  - #1 position in ECM[3]
  - #1 position in DCM for 28 consecutive years[4]
- ITS: A leading provider across major asset classes (Fixed income, Equity, FX) in Switzerland

EUROMONEY 2018 — Best Investment Bank in Switzerland

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Source: The Boston Consulting Group (based on revenues in 2017) 2 Source: Dealogic as of November 29, 2018 3 Source: Dealogic, January 1, 2011 – September 26, 2018 4 Thomson Reuters IFR, 1990 - 2017

CREDIT SUISSE
Swiss Universal Bank
December 12, 2018
11

Client example – Strength of our integrated franchise

Initial situation

Client Long-standing client in Corporate Banking (SME) with major shareholder

Need Advice regarding plans to broaden shareholder basis and raising capital for growth

Highlights / Collaboration

✓ Comprehensive offering covering the full life cycle of the client's business and personal needs

✓ Various follow-up transactions increasing activity and deepening client relationship

✓ Connectivity with ITS and global linkage with IBCM

Offered solutions



Corporate coverage
Private client relationship
Year 1
Company onboarded in Corporate Banking (SME)
Major shareholder onboarded in Premium Clients
SME coverage introduced client to Investment Bank
Year 11
IPO process managed by IB Switzerland
IPO liquidity (NNA) with Premium Clients and several follow-on transactions
Employee share plan (ESOS) with Corporate Banking
300 new relationships with private banking
ongoing
Regular client meetings about asset allocation and investment opportunities

CREDIT SUISSE Swiss Universal Bank December 12, 2018 12

Key priorities Swiss Universal Bank in 2019 and beyond

Grow from a position of strength

Corporate & Investment Banking

Continued share of wallet gains through:

- Our unique value proposition for Corporates and Entrepreneurs
- Innovation (e.g., mid market lending, private equity) and digitalization

Private Clients

Drive targeted investments in people, technology and marketing:

- Continuously develop leading service for UHNWI and family offices
- Capture growth in HNW and E&E segments
- Further develop Next Generation opportunity

Institutional Clients

Further invest in platform to drive market share gains addressing the needs of:

- Pension Funds
- Financial Institutions
- External Asset Managers

Actively drive business transformation

Operational and service excellence

- Continue to enhance our digital capabilities, increasing efficiency and self service capabilities, mainly in retail / affluent and SMEs
- Further improve RMs' digital tools and advanced analytics
- Complete front-to-back digitalization for client onboarding and product offering while continuing to optimize our branch network
- Maintain technology leadership in Compliance

Client coverage

- Introduce differentiated client coverage aligned to needs and behavior, incl. attractive Next Generation digital offering

CREDIT SUISSE Swiss Universal Bank December 12, 2018 13

 14  December 12, 2018  Bank for Entrepreneurs – Build on our unique value proposition  Bank for Entrepreneur ecosystem  Focus on capturing incremental share across SMEs, large corporates as well as U/HNW client segmentsFoster collaboration between corporate clients, investment banking, E&E, premium and institutional clientsSelectively hire coverage employees in SME, large Swiss corporates and investment bankingLeverage Bank for Entrepreneurs ecosystem and further invest in digital offeringDrive digitalization and automation to better service lower SME and trade finance segments  Ecosystem  Grow  Transform                  Startups.ch  Top 100 Startups  SVC          Bundles  Trading/Foreign Exchange  Direct Business  Employee participations  Asset Management            1e Pension  SVC Ltd. for Risk Capital for SMEs  Pre-IPO Placements  ECM/IPOs  Introductions  M&A/Escrow  OpportunityNet  Tax Planning  Corporate Account Investing  Digital shares  Wealth Structuring  Distribution Strategy        Regional Entrepreneur events  Mature  Grow  Venture             Investments / Global Custody      Switzerland Innovation        Debt Capital Markets  Mid Market Lending  Conventional ‘Swiss’ Lending  Swiss ABS            Structured Finance    Corporate Leasing                    Private Financing    Kickstart Accelerator      Factoring                        Payments                Succession Planning        Switzerland Global Enterprise  Cash Management/Fides      Equity and M&A  Owner  Cash and Transacting  Debt Financing  Swiss Universal Bank

Grow
Transform

U/HNW and E&E –
Increase share of wallet by continuous investments


Swiss UHNW assets growing with 5% p.a.[1]
75% of the UHNW clients are banking with more than 4 partners[2]
Increasing institutionalization of UHNW clients

UHNW client business volume[3]


+50%
9M15
9M18

- Grow share of wallet with focus on top clients
- Extend RM/Strategic Advisor/Specialist coverage model
- Expand family solutions: Build relationship with Next Generation at early stage
- Leverage existing market-leading Premium Clients offering for HNW and E&E client segments

1 Source: The Boston Consulting Group Global Wealth 2018 2 Source: McKinsey Ultra High Net Worth Survey 3 Assets under Management, Assets under Custody incl. commercial assets & transactional accounts and net loans

CREDIT SUISSE Swiss Universal Bank December 12, 2018 15

Grow
Transform

Institutional Clients – Continue to grow market share

Institutional Market
(Pension Funds, Financial Institutions and External Asset Managers)

High Touch / High Tech Service Model

Solutions
Full offering incl. AM, GM and technology

Platform
Offering delivery, client connectivity, process efficiency

Coverage
Leading RM/specialist base to advise largest sophisticated clients

Growth opportunities

Leading market position
in all businesses

Structural market growth
2-4% growth p.a. from asset cycle and Swiss financial center[1]

Concentrated competition

Top client focus in consolidating market
Have edge with largest/complex clients in rapidly consolidating market

- Gain market share with clear focus on large and mid-sized clients
- Strengthen client coverage to grow and serve largest, most sophisticated clients
- Invest in IT platform to ensure competitive offering, customized connectivity and digital processes/interfaces
- Strengthen collaboration and enable growth across Asset Management, ITS and IBCM

1 Macroeconomic Forecast (MEF) provided by Credit Suisse Economic Research

CREDIT SUISSE
Swiss Universal Bank
December 12, 2018
16

Grow
Transform

Transformation journey already delivered significant cost benefits

Adjusted operating expenses
in CHF bn


~ -0.5 bn[2]
3.7
3.6
3.4
~3.2
2015[1]
2016
2017
2018 Estimate[2]

- Consolidated online banking infrastructure for private and corporate clients
- 80%+ of new private clients are digitally onboarded
- Deployment of robotics for standard processes in business centers improving workforce efficiency by 24% over the last 12 months
- Reduced number of branches by 30% over the last 5 years
- Digital legal entity onboarding in roll-out phase, providing opportunity for further efficiency gains

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix 1 Excludes Swisscard operating expenses of CHF 123 mn in 1H15 2 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates

CREDIT SUISSE Swiss Universal Bank December 12, 2018 17

Grow
Transform

Transformation expected to include significant revenue opportunities


From **asset-based** client segments to a **need-based** segmentation
HNWI / E&E
Affluent
Retail
Private Banking
'High Touch'
Digital Banking
'High Tech'

Transformation of the current operating model

- Private Banking for sophisticated clients needs with dedicated RM and specialist coverage
- Digital Banking for standard banking needs predominantly based on self service
- Leverage advanced analytics to drive client activity and product sales
- Using big data for automated lead generation and early warning for retention cases

CREDIT SUISSE
Swiss Universal Bank
December 12, 2018
18

Grow
Transform

Our digitalization roadmap is geared towards client solutions and efficiency

	1Q18	2Q18	3Q18	4Q18	2019 and beyond
Client solutions		**Online leasing** For corporate clients	**Credit digitalization** Financial statement upload, offer and pricing		Further end-to-end digitalization of credit process
		Digital mortgages Online renewal of standard mortgages	**Credit Suisse Direct** New, integrated online banking, decommissioning of old application		**Online and mobile banking** Core mobile journeys
					Advanced analytics Personalized notifications and recommenders
	Digital onboarding SME bundles and start-up account		Limited companies (LLCs, PLCs)		
Processes		**Credit Suisse Direct Advisor** RM workbench roll-out starts with SUB HNWI business		Rollout to IWM has started	**Credit Suisse Direct Advisor** Rollout to full RM population incl. Corporate & Investment Banking
		Client identification Integrated compliance workflows			**Digital onboarding and self servicing** Hybrid solutions for complex onboardings and self service journeys
		Digital onboarding workflows On-glass signatures		**Digital Advisory** Lombard simulator and algo-based investments	

CREDIT SUISSE
Swiss Universal Bank
December 12, 2018
19

Summary

Highlights

- Strong financial performance with adj. PTI growth of >35% since 2015[1]
- Step change in profitability and cost efficiencies
- Leading franchises across private, corporate and institutional clients with strong growth momentum in client business volume
- Unique offering as The Bank for Entrepreneurs
- Opportunity to continue profitable growth and clear priorities to transform business model in 2019 and beyond

Mid-term ambition

Above market growth
in revenues & client business volume

Cost/income ratio
<60%

Return on Regulatory Capital
>18%

1 Based on adj. PTI estimate for 2018 vs. FY2015. 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates

CREDIT SUISSE Swiss Universal Bank December 12, 2018 20

 Iqbal Khan, CEO International Wealth ManagementDecember 12, 2018  Credit Suisse Investor Day 2018International Wealth Management

Key messages

International Wealth Management

- **Leading Bank for Wealth Management** across emerging markets and Europe; acknowledged by *Euromoney*
- **Specialized Asset Manager** with top-tier investment franchises and global distribution
- Continued focus on **compliant profitable growth**

Progress since last Investor Day

- Consistent strategy execution with **revenue growth and self-funded investments**
- Significant **step change in profitability and on track to deliver CHF 1.8 bn adjusted PTI in 2018**
- Advising clients to **optimize their investment portfolios**, leveraging our **full capabilities across the bank**

Way forward

- **Intensify collaboration** across the firm to create differentiated client value and gain share of wallet
- **Further drive regionalization** to shorten time-to-market and to further focus on local opportunities
- **Build up scale** in our business, improving processes front-to-back and fully utilizing digital capabilities

CREDIT SUISSE International Wealth Management December 12, 2018 22

   23  December 12, 2018  Adjusted PTI up 80% from 2015  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates  1.0  1.1  1.5  1.7 - 1.8  IWM Adjustedpre-tax incomein CHF bn  9M  4Q  Adjusted net revenuesin CHF bn  Adjusted operating expensesin CHF bn  Adjusted RoRC†  4.5  5.4  3.5  3.6  22%  32%  2015  3Q18 LTM  +80%  +18%  +2%  +10 pp    1  International Wealth Management

PB PTI up 61% since 2015 driven by 19% revenue growth; strong NNA and mandate sales



Adjusted pre-tax income
in CHF bn
0.8
+61%
1.3
Adjusted net revenues
in CHF bn
+19%
3.8
3.2
2015
3Q18 LTM
Net new assets
CHF 45 bn cumulative NNA[1], annual growth rate of 5%
Adjusted cost/income ratio
74%
64%

- **Strong revenue growth** across geographies, client segments and revenue categories
- **Strong net new asset inflows** (CHF 45 bn[1]), following net outflows in 2015
- **Controlled lending growth** (CHF 8 bn[1]), responding better to clients' financing needs
- **Mandate net sales of CHF 28 bn**[1] penetration up 4 pp to 33%
- **Quality RM hiring** in targeted growth markets, replacing ~30% of client facing employees
- Significantly **strengthened risk and compliance** standards

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix 1 1Q16 through 3Q18

CREDIT SUISSE International Wealth Management December 12, 2018 24

AM PTI up 125% with 25% growth in management fees


Adjusted pre-tax income
in CHF bn
0.2
+125%
0.4
Adjusted net revenues
in CHF bn
+16%
1.3
1.5
Other revenues
Management fees
+25%
2015
3Q18 LTM

Net new assets: **CHF 47 bn cumulative NNA**[1], annual **growth rate of 5%**

	2015	3Q18 LTM
Adjusted cost/income ratio	86%	73%

- **Transitioned business** away from investments and partnership income to management fee business
- Built out of **recurring management fees** from fully owned operating businesses
- **Strong net new assets inflow** with CHF 14 bn sales distributed via PB[1]
- Expansion of **market-leading, higher-margin businesses**
- **Sharp improvement of cost/income ratio** through strict cost discipline

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix 1 1Q16 through 3Q18

CREDIT SUISSE International Wealth Management December 12, 2018 25

Strong execution since 2015 with substantial potential ahead

Objectives	Progress since 2015			Focus beyond 2018
Deliver **Client Value**	**Well progressed**			**Collaboration**
	Utilized investment engine	Deployed AM product expertise	Leveraged lending capabilities	
Enhance **Client Proximity**	**Strong foundation built**			**Regionalization**
	Evolved and sharpened footprint	Intensified strategic hiring	Expanded strategic client franchise	
Increase **Client Time**	**Program in execution**			**Scale**
	Strengthened Risk & Compliance	Automate front-to-back processes	Improve client / RM experience	

CREDIT SUISSE International Wealth Management December 12, 2018 26

Collaborate
Regionalize
Scale

Advising clients to optimize their investment portfolios

Over one third of clients with sub-optimal investment portfolios

PB portfolios risk-return profile vs. House View benchmark[1]
% of portfolios


37%
Portfolios with higher risk and lower return vs. Strategic Asset Allocation as per House View

Key measures to reach ambition

- Opportunity to help clients **optimize their investment portfolios**
- Focus on **transitioning to discretionary or advisory mandates**; ambition to increase share of AuM to >40%
- **~20 bps gross margin differential** of mandate vs. non-mandate portfolios

Leverage bank-wide House View to benefit for our clients and the bank

1 Comparison of risk-return profile of IWM advisory portfolios vs. the respective Strategic Asset Allocation. Sample: ~26k IWM advisory portfolios with 12 months of risk/return figures (June 30 2017 through June 30 2018)

CREDIT SUISSE
International Wealth Management
December 12, 2018
27

   28  December 12, 2018  Investment SolutionsAsset Management  64  53  AM AuM from PB channel  Structured & FX solutions and financingITS  Collaboration revenues  Collaborate  Regionalize  Scale  M&A and access to capital marketsIBCM  Collaboration revenues (IWM & IBCM)  72  68  International one-stop-shop to serve our clients  Priority: Dedicated product specialists embedded in PB coverage to help service client demand   Products: Tailored solutions for PB clients taking into account regional aspects  Pricing: Focus on total client contribution with aligned internal incentives  +80%  +21%  +6%  International Wealth Management

Collaborate
Regionalize
Scale

Less managerial layers lead to more focus…

Focus on lean organization and local empowerment since 2015…

Simplify and de-layer the organization to enable faster decision-making and shorter time to market

From	To
 Executive Board Clients	 Executive Board Clients
▪ **Multi-layer** organization with regional duplications	▪ **Integrate** regional and business **management structures**
▪ **Distance from the client** with multiple approval/review steps in business processes	▪ Allow **faster decision-making** and **shorter time-to-market** for clients
▪ Front-line with **limited accountability over indirect cost base**	▪ Increase **front accountability** over indirect **cost** base

Planned CHF ~200mn gross cost savings by end 2018 to contribute to overall growth investments of CHF ~0.6bn

Source: Investor Day 2015

…continued with further regionalization in 2018

- Provide more **local empowerment** and **accountability**
- Strengthen **regional expertise** and increase **market focus**
- Shorter **time-to-market**
- Supports **driving efficiencies**

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International Wealth Management
December 12, 2018
29

Collaborate
Regionalize
Scale

…and better results with regionalized accountability

↗↗ Double-digit growth
↗ Single-digit growth

Credit Suisse	Emerging Markets					Mature Markets	
	Middle East & Turkey	Africa & NRI	Emerging Europe	Brazil	Latin America	Northern Europe	Southern Europe
AuM end 3Q18	**70 bn**	**15 bn**	**50 bn**	**45 bn**	**25 bn**	**75 bn**	**65 bn**
AuM end 2015	55 bn	10 bn	35 bn	35 bn	25 bn	55 bn	55 bn
Net revenue growth[1]	14%	11%	9%	14%	-3%	2%	-1%
Pre-tax income growth[1]	↗↗	↗↗	↗↗	↗↗	↗↗	↗↗	↗
***Euromoney* Awards** "Best Bank for Wealth Management 2018"	1st		1st	1st		1st	

Note: AuM data rounded to nearest 5 bn; NNA rounded to the nearest 0.5 bn; Cross-regional entry-HNWI segment not shown
1 CAGR from end 2015 to 3Q18 LTM; Northern Europe PTI CAGR calculated from end 2017 to 3Q18 LTM

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International Wealth Management
December 12, 2018
30

Collaborate
Regionalize
Scale

Improving client and RM experience while delivering scale

Selected examples of roll-outs in 2019

Streamlined Client Onboarding

- Digital onboarding for 25+ countries
- Paperless straight-through process
- Higher-quality client data collection

Ambition

Simple opening in 24 hours; Complex in 5 days

Digital Advisory

- Algorithm-based portfolio construction
- Real-time product applicability checks
- Event triggered trade recommendations

Ambition

Optimized investment proposal in real-time

Automated Lombard Lending

- Integrated loan scenario simulation
- Real-time review/approval processes
- Self-service loan application capability

Ambition

Straight-through processing of standard business

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International Wealth Management
December 12, 2018
31

A strong franchise with an attractive growth outlook

	Step change in performance[1] in CHF	**Leading market position**		**Market growth outlook** in USD, CAGR 2017 to 2022[5]
PB	▪ Adjusted **net revenues +19%** ▪ **NNA of CHF 45 bn,** growth rate p.a. **of 5%**	1st	*"**Best Bank** for Wealth Management 2018"*[2] in every IWM region	**5%** for accessible PB wealth pools[5]
AM	▪ Adjusted **net revenues +16%** ▪ **NNA of CHF 47 bn,** growth rate p.a. **of 5%**	Top 2 Top 10	**Traditional Fund** Manager Switzerland[3] **Global Alternative** Asset manager[4]	**7%** for Global AuM[6]

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 2015 to 3Q18 LTM for revenues and 2015 to 3Q18 for NNA 2 Euromoney 2018 3 Swiss Funds & Asset Management Association media release October 2018
4 Wills Towers Watson Global Alternatives Survey 2017, company filings 5 Credit Suisse and McKinsey Wealth Pools for IWM regions 6 BCG Global Asset Management Market-Sizing Database 2018

CREDIT SUISSE International Wealth Management December 12, 2018 32

 Appendix  33  December 12, 2018    International Wealth Management

Scalable international PB and global specialized AM business

Private Banking

- Awarded as **"Best Bank for Wealth Management 2018"** by *Euromoney*[1] in **every region** we serve
- Adjusted **PTI up 61%**[2] since 2015
- **Cumulative NNA** of **~CHF 45 bn** from 1Q16, annual growth rate of 5%
- Focus on **UHNW/HNW clients**, **Family Offices** & **External Asset Managers**

Key Financials

AuM
3Q18 in CHF bn



368
772
404

Adjusted PTI
3Q18 LTM in CHF bn



1.3
1.8
0.4

IWM adjusted RoRC 3Q18 LTM

32%

Private Banking | Asset Management

Asset Management

- **Top 2 traditional**[3] fund manager in Switzerland and **Top 10 alternative**[4] investment manager globally
- Adjusted **PTI up 125%**[2] since 2015
- **Cumulative NNA** of **~CHF 47 bn** from 1Q16, annual growth rate of 5%
- Specialist investment manager with **global capabilities** and **footprint**

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix 1 Euromoney as of July 11, 2018 2 3Q18 LTM vs. 2015
3 Swiss Funds & Asset Management Association media release October 2018 4 Wills Towers Watson Global Alternatives Survey 2017, company fillings

CREDIT SUISSE International Wealth Management December 12, 2018 34

   35  December 12, 2018  Seamless collaboration for a differentiated client experience         One-stop shop solutions to grow share of wallet     Client profile and needs  UHNW client with majority of wealth invested locally, seeking to……diversify investments geographically……monetize wealth held in local shares and UK property……finance lifestyle expenditure……whilst enhancing the overall investment returns    Practical Example  ITS  Structured loan facility against shares pledge  Mortgages  UK property mortgage  AM  Leveraged AlternativeFixed Income Portfolio  Trust Services  Fiduciary solutions to optimize wealth structure and estate planning  IBCM  Advice on corporate merger where client is main shareholder  Lifestyle Financing  Financing for purchase of personal yacht and jet  Proceeds  Proceeds  International Wealth Management

   Addressing financing needs of our clients as part of our wealth management offering  Entrepreneurial growthdown 4 pp  Investment & asset allocationup 6 pp  Lifestyledown 2 pp  Lombard lending2  Real Estate  Aviation/Yachtfinance  Shipfinance  Export finance(ECA3 backed)  Client needs  54%  58%  10%  12%  7%  5%  23%  20%  6%  5%  Credit volume share1      End 2016  End 3Q18  1 2016 restated from prior disclosure to reflect transfer of exposures from APAC to IWM 2 Including structured lending of 1.2% and 2.7% at end 2016 and end 3Q18, respectively 3 Export Credit Agency  December 12, 2018  36  International Wealth Management

 Helman Sitohang, CEO Asia PacificDecember 12, 2018  Credit Suisse Investor Day 2018Asia Pacific

Key messages

Key priorities

- Be the **Bank for Entrepreneurs** in Asia Pacific
- Grow our leading Wealth Management and connected capabilities through our integrated advisory and solutions offering
- Deliver profitable growth and attractive return on capital while maintaining effective risk and controls

Progress since 2015

- Strong underlying performance despite increasingly challenging market conditions
- Consistently strong WM&C profits supported by continued growth in client assets and higher recurring revenues
  - 4 year[1] average adjusted RoRC† of 23%, 3Q18 AuM of CHF 208 bn (+14% CAGR 9M15-9M18)
- Realigned APAC Markets with focus on Equities to support wealth and global clients
  - Expenses, RWA, leverage exposure down 34%, 30% and 23% for 3Q18 vs. 3Q16[2], respectively

Way forward

- Continue to institutionalize key client relationships and execute on our wealth-centric strategy
- Further grow asset-based, recurring income streams for higher stability
- Defend our leading Advisory, Underwriting and Markets franchises

Note: All financial numbers presented and discussed are adjusted. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix
1 Average of 9M15, 9M16, 9M17 and 9M18 adjusted RoRC 2 In USD terms

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Asia Pacific
December 12, 2018
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Consistent profitable growth in Wealth Management & Connected



WM&C net revenues
in CHF bn
1.14
+16%
CAGR
9M15-9M18
1.78
WM&C Adj. PTI
in CHF bn
0.23
0.34
0.58
0.65
9M15
9M16
9M17
9M18
WM&C Adj. RoRC†
15%
20%
28%
28%

Levers of growth

- Structural advantage as a client-centric APAC division
- Diversified Asia footprint with leading market position
- Higher growth in productivity from deeper client engagement
- Stronger base of client assets and recurring income
- Positive long-term structural growth opportunity in APAC wealth despite current market pressures

Note: All figures on an adjusted basis. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix

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Asia Pacific

December 12, 2018

39

The unique APAC setup supports our successful wealth strategy

Integrated Asia Division			
Wealth and corporate advisory			
Private Banking	M&A / capital markets	Financing	Solutions & Research
Institutional sales, distribution & execution			

Business model geared towards Asia clients

- Joint coverage of key UHNW clients and entrepreneurs across departments
- One-stop-shop for financing needs with unified platform front-to-back
- Single Markets platform delivering institutional quality advice and execution, with global connectivity
- First line of defense supported by comprehensive structuring, risk management and syndication platform

CREDIT SUISSE Asia Pacific December 12, 2018 40

 41  December 12, 2018  Balanced regional growth and diversified footprint  APAC M&A and Underwriting 2  APAC PB AuM3                    Top 3  Top 5  Rest4  Rest4  Top 5  Top 3  APAC                                                                                                                                                                                                                                                                                              WM&Cnet revenues  PB AuM  Greater China  SEA, Frontier Markets, India  Australia, Korea5, Japan  20%  10%  15%  10%  20%  30%  Broad growth with target APAC wealth clients...  9M15 – 9M18 CAGR1Rounded  Higher revenues and client assets supported by leading market positions  1 In CHF based on internal MIS view 2 9M18 Dealogic share of wallet rank for APAC ex-Japan and China onshore 3 2017 Asia AuM rank as per Asian Private Banker 4 Flags represent multiple players; some of these players are not meaningful for comparison as they do not have either PB or M&A and Underwriting businesses 5 No onshore PB presence  Asia Pacific

Deep client relationships across products and countries generates 'alpha'

Client examples



Private Banking
Advisory & U/W
Financing
Markets
M&A
IPO
Placement
Founder Financing
Bond
IPO Financing
Bond
Financing
Hedging
Bond
Founder Financing
China
Japan



Collaboration revenues
>40%
9M16
9M17
9M18
Collaboration NNA[1]
4x
9M17
9M18

1 Collaboration NNA framework set up in 2017; data not available for 9M16

CREDIT SUISSE

Asia Pacific

December 12, 2018

42

 43  December 12, 2018  Focus on growing high-quality recurring income and client assets  PB AuM in CHF bn  PB net revenues in CHF bn  Transaction-based / Other  Net interest income + recurring comm. & fees  +6%  -2%  +9%  CAGR 9M15-9M18  14%  CAGR 9M15-9M18  11%  14%  7%  Asia Pacific

   44  APAC market pressure has continued into 4Q18  CDX HY 5 year spread1  HKEX Avg Daily Value Traded1  IBCM Dealogic street fees2  December 12, 2018  1 Bloomberg 2 Dealogic APAC ex-Japan, ex-China onshore 3 Monthly average for Oct/Nov 2018 vs. monthly average for 1Q18  3  Asia Pacific

   45  December 12, 2018  Consistent strength in WM&C revenues despite lower transaction and event-driven activity in 2H18  Significant non-recurring items as disclosed  WM&C net revenues in CHF bn  1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of date hereof. We do not expect significant non-recurring items for full year 2018 apart from already disclosed CHF -0.03 bn. Actual results for 2018 may differ from any estimates  PB transaction-based revenues  1  1  Asia Pacific

   APAC Markets focus on Equities to support our wealth activities  1 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of date hereof. Actual results for 2018 may differ from any estimates  46  December 12, 2018  74% of APAC Markets revenues from Equities for 9M18Top CS clients franchises in Cash, Equity Derivatives that also support U/HNW clientsClient risk appetite and transactions down significantly in 4Q18Full year 2018 net revenues for APAC Markets expected to be 8 to 10% lower than in prior year1  Asia Pacific

   47  December 12, 2018  The resilience of our integrated approach has driven strong asset inflows despite challenging market environment  +68  Assets under Managementin CHF bn  Challenging market environment          Asia Pacific

 We are well positioned to capture the APAC growth opportunity  48  December 12, 2018  1 McKinsey Wealth Pools 2018 Update; liquid personal financial assets: Financial wealth > USD 1 mn held by a private individual  Entrepreneur-led growth: increasing monetization and financing opportunitiesSizeable corporate assets: increasing cross-border activityDeepening financial markets and larger capital pools for investment      APAC U/HNW wealth1 in USD trn  1.5x  1.6x  1.4x  1.2x  1.4x  1.4x  1.7x    Continued business and wealth growth  Asia Pacific

   49  December 12, 2018  Looking ahead  Continue to broaden key client relationshipsGrow revenues with focus on recurring incomeExecute with discipline and prudent risk management  We remain focused on capturing the growth opportunitiesthrough our wealth-centric strategy   Asia Pacific

 Appendix  50  December 12, 2018

 Notes (1/2)  51  December 12, 2018  For reconciliation of adjusted to reported results, refer to the Appendix of the CEO and CFO Investor Day presentations, published on December 12, 2018Throughout the presentation rounding differences may occurUnless otherwise noted, all CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basisGross and net margins are shown in basis pointsGross margin = (adj.) net revenues annualized / average AuM; net margin = (adj.) pre-tax income annualized / average AuMMandate penetration reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business  General notes  Specific notes  * Our cost savings program, until the end of 2018, is measured using an adjusted operating cost base at constant 2015 FX rates. “Adjusted operating cost base at constant FX rates” includes adjustments as made in all our disclosures for restructuring expenses, major litigation provisions, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings program). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18, 2Q18 and 3Q18 financial reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Starting from 1Q19, we intend to express our operating cost base at constant 2018 FX rates and to adjust for significant litigation costs, expenses related to business and real estate sales as well as DVA related volatility, but not for restructuring expenses and certain accounting changes. Adjustments for FX will continue to apply unweighted currency exchange rates.† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital. ‡ Return on tangible equity is based on tangible equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.° Tangible book value is a non-GAAP financial measure and is equal to tangible equity attributable to shareholders. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible equity attributable to shareholders, a non-GAAP financial measure, by total number of shares outstanding. Tangible equity attributable to shareholders, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that tangible book value per share is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-3Q18, tangible equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders’ equity of CHF 42,734 mn as presented in our balance sheet. For end-2017, tangible equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet. For end-2Q15, tangible equity excluded goodwill of CHF 8,238 mn and other intangible assets of CHF 205 mn from total shareholders' equity of CHF 42,642 mn as presented in our balance sheet. Shares outstanding were 2,552.4 mn at end-3Q18, 2,550.3 mn at end-2017 and 1,632.4 mn at end-2Q15.

 Notes (2/2)  52  December 12, 2018  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; ARU = Asset Resolution Unit;AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CCAR = Comprehensive Capital Adequacy Review; CCRO = Chief Compliance and Regulatory Affairs Officer; CDX HY = High-yield credit default swap index; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; CIO = Chief Investment Officer; Corp. Ctr. = Corporate Center; CtB = Change the Bank; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; DoJ = Department of Justice; DTA = Deferred Tax Assets; DVA = Debit Valuation Adjustments; EAM = External Asset Manager; EBITDA = Earnings Before Interest Taxes Depreciation and Amortization; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EQ = Equities; ERP = Enterprise Resource Planning; Est. = Estimate; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority FINMA; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FTE = Full-time employee; FX = Foreign Exchange; GDP = Gross Domestic Product; GM = Global Markets; G10 = Group of Ten; HKEX = Hong Kong Exchange; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; ICBC = Industrial and Commercial Bank of China; ICBCCS = ICBC Credit Suisse Asset Management Co. Ltd; IG = Investment Grade; IMF = International Monetary Fund; IMM = Internal Model Method; IP = Investor Products; IPO = Initial Public Offering; IPRE= Interest Producing Real Estate; IRB = Internal Ratings Based; IS&P = Investment Solutions and Products; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LBO = Leveraged Buyout; LE = Leverage Exposure; LSC = Large Swiss Corporates; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MD(R) = Managing Director; Mgmt. = Management; MI = Management Information; MifiD II = Markets in Financial Instruments Directive II; Mkts = Markets; NNA = Net new assets; OCC = Office of the Comptroller of the Currency; Op Risk = Operational Risk; PB = Private Banking; PB&WM = Private Banking & Wealth Management; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RMBS = Residential Mortgage Backed Securities; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RtB = Run the Bank; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBV(PS) = Tangible Book Value (per Share); (U)HNW(I) = (Ultra) High Net Worth (Individuals); US GAAP = United States Generally Accepted Accounting Principles; U/W = Underwriting; VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 December 12, 2018  Credit Suisse Investor Day 2018Leveraging capabilities for Wealth Management

 Disclaimer  2  December 12, 2018  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 12, 2018 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on December 12, 2018. All Investor Day presentations are available on our website at www.credit-suisse.com.Many of our references to estimates, ambitions, objectives and targets for revenues, operating expenses, operating cost base, pre-tax income and return on regulatory capital are on an adjusted basis as well. These adjusted numbers, return on tangible equity and tangible book value per share are non-GAAP financial measures. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measure is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, which are unavailable on a prospective basis. Tangible equity excludes goodwill and other intangible assets from shareholders’ equity, all of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

Presenters

Hosts



Thomas P. Gottstein
CEO Swiss
Universal Bank



Iqbal Khan
CEO International Wealth
Management



Brian Chin
CEO Global Markets

Speakers



Eric Varvel
*International Wealth
Management*
Head of Global Asset
Management



Yves-Alain Sommerhalder
Global Markets / ITS
Head of Fixed Income &
Wealth Management Products



Mike Stewart
Global Markets / ITS
Head of Equities



Jens Haas
Swiss Universal Bank
Head of Investment Banking
Switzerland

CREDIT SUISSE
Leveraging capabilities for Wealth Management
December 12, 2018
3

 Eric Varvel, Head of Global Asset ManagementDecember 12, 2018  Leveraging capabilities for Wealth ManagementAsset Management

 5  Asset Management: Who We Are  Market-leading specialist with global capabilities  CHF >400 billion in Assets under Management across both alternative and traditional products      >70% of assets with institutional investors    >1,100 employees with investment hubs in Hong Kong, London, New York, Singapore and Zurich    Strong distribution network and close connectivity with the Private Bank    Regionally empowered operating model leveraging strengths of Credit Suisse globally  December 12, 2018  Note: All data as of September 30, 2018.

Complementary connected regional franchises

Americas

Grow flagship high-margin alternatives businesses

- **Credit Investments Group** – One of the largest, most experienced managers of senior secured bank loans[1]
- **Insurance-Linked Strategies** – #2 Insurance-Linked Strategies manager globally[2]
- **Commodities** – One of the largest US commodity fund managers by AuM[3]

Switzerland/EMEA

Maintain growth through continued innovative product offerings

- **Real Estate** – #1 Real Estate manager in Switzerland[4]
- **Fixed Income** – Award-winning manager[5]
- **Equities** – Innovative, strong growth and award-winning strategies[5]

Asia Pacific

Leverage China presence and regional distribution engine

- **ICBCCS[6]** – Partnership with leading bank in China
- **Distribution** – Continued success from institutional and PB APAC channels

1 September 2018 YTD, Creditflux 2 Trading Risk, January 2018 3 AuM as of September 30, 2018 4 Swiss Funds and Asset Management Association 5 Lipper Fund Award Winner 2018 6 ICBC Credit Suisse Asset Management Co., Ltd. ("ICBCCS") is a fund management company established jointly by Industrial and Commercial Bank of China and Credit Suisse AG in June 2005

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Leveraging capabilities for Wealth Management
December 12, 2018
6

Asset Management: Ambition and Strategy

Ambition

- Be a **high-quality, high-returning** global asset manager fully leveraging capabilities across the Group
- Provide **institutional-quality products and solutions** to sophisticated investors
- Focus on products and markets where we have a **distinct competitive advantage**

Strategy

Scale/ Efficiencies	▪ **Scale businesses** that generate **significant profitability** and focus on strong base of stable, recurring revenues ▪ Maintain disciplined cost management to **self-fund growth** initiatives and proactively **restructure/exit** unprofitable businesses
Products	▪ **Launch adjacent and follow-on offerings** with limited incremental cost ▪ Complement with select high-margin products
Distribution	▪ Leverage AM and other distribution channels to **access investors globally** ▪ **Further strengthen distribution channels** within the bank

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Leveraging capabilities for Wealth Management
December 12, 2018
7

 Financial results reflect successful execution of our strategy  37% CAGR  2015  3Q18 LTM  ∆  1631  419  10%1  30%  321  404  23  Asset Management pre-tax income    Adj. PTI (in CHF mn)  Adj. RoE(After-tax)  AuM (in CHF bn)  adjusted, in CHF mn  NNA(in CHF bn)  2.6x    3.0x      +26%  n/a  27    8  December 12, 2018  419  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix of the CEO and CFO Investor Day presentations1 Excludes AM’s share of income from Sales & Trading Solutions business in 2015 2 3Q18 LTM defined as last twelve months from October 1, 2017 to September 30, 2018; AuM represents 3Q18 actual  1631  2  2

 Strategic priorities drive resilience and value creation  9  December 12, 2018  Drive scaled market-leading, higher-margin businesses  1  Strengthen partnership with PB  2  Continue to enhance quality of earnings  3  Efficient utilization of resources  4

 Drive scaled market-leading, higher-margin businesses  High Growth Businesses   AuM (in CHF bn)1  Real Estate   47.0  Insurance-Linked Strategies  8.5  Fixed Income  42.9  Credit Investments Group  54.1  Differentiated capabilities led by world-class franchisesMore resilient demand through the cycle and less threatened by secular shift to passive Resource commitment focused on product adjacencies with immediate positive pre-tax income impact  Equities  19.1  10  December 12, 2018  1 AuM as of September 30, 2018

Strengthen partnership with PB

Collaboration Initiatives

- Continue to **expand Product Specialist team** servicing our Wealth Management businesses
- Significantly enhance distribution through **APAC Private Banking**
- **Increase share of UHNW wallet** by leveraging differentiated array of **institutional-quality asset management products**

Asset Management Net New Assets from Private Bank Channels

Cumulative NNA Growth

Total 2015 to 2017
NNA of ~CHF 14 bn


2015
2016
2017

Thematic Equity Funds[1]

Successful fund launches focused on key themes and trends

- **Robotics: CHF 2.8 bn AuM**
- **Digital Health: CHF 1.7 bn AuM**
- **Security: CHF 1.4 bn AuM**

1 AuM as of September 30, 2018

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 Continue to enhance quality of earnings  Management and Other Fees  Investments and Partnerships  Performance and Placement Revenues  12  Net revenue mix transformationin CHF mn  December 12, 2018  20151   2018 Estimate2  1 Excludes AM’s share of income from Sales & Trading Solutions business in 2015 2 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates

 Efficient utilization of resources – Continued focus oncost and RWA efficiency  Disciplined expense management and restructuring/exiting of unprofitable businesses  Effective capital management resulting in reduced Risk-Weighted Assets  Adj. operating expenses in CHF mn  Risk-Weighted Assetsin CHF bn  -23%  1,112  1,120  flat  13  December 12, 2018  2015  13%  Pre-tax margin    Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix of the CEO and CFO Investor Day presentations 1 Excludes AM’s share from Sales & Trading Solutions business in 2015 2 3Q18 LTM defined as last twelve months from October 1, 2017 to September 30, 2018 3 RWA represents 3Q18 actual  11.1  3Q18 LTM  27%  1  1  3  2  2  1

 Yves-Alain Sommerhalder, Head of Fixed Income & Wealth Management ProductsDecember 12, 2018  Leveraging capabilities for Wealth ManagementInternational Trading Solutions

 ITS is a cross-divisional product manufacturing and distribution platform for Wealth Management and Institutional clients   15  December 12, 2018  International Trading Solutions (ITS)  Equity Derivatives  Fixed Income  Trading and risk management platform  Flow Derivatives   Structured Derivatives   Corporate Equity Derivatives  Macro (Rates, FX and EM Local Markets)  Structured Credit & Financing in Emerging and Developed Markets  Investor Products   Cross Asset Execution & Agency Products

ITS is the result of a 15+ year evolution across Credit Suisse Private Banking and Investment Banking

	Phase 1: Pre-2016			Phase 2: 2016	Phase 3: 2017
Private Banking	**Advisory Partners** Integrated Corporate Finance, Trust and Funds services **2003**	**Solution Partners** Created single advisory, financing & structured investment offering **2006**	**Sales & Trading Services (STS)** Built Swiss trading business **2013**	**STS 2.0** Combined FX & EM Markets across GM and STS	**International Trading Solutions (ITS)** **Single Integrated Platform for WM and institutional clients**
Investment Banking / Global Markets		**Equities & Fixed Income Departments** Derivative and Financing solutions embedded within each product area across Fixed Income and Equities		**GM Solutions** Created a single cross-asset structured lending and derivative offering for institutional clients	

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Untapped client demand met through creation of ITS, leveraging GM capabilities

CIO-led House View[1] › Sophisticated client demand › Bespoke structured solutions › Global distribution channel › **Syndicated risk offset in wholesale market**

Illustrative client questions

How can I protect my portfolio, while retaining upside?	Structured investment solutions that also offer protection
How can I better manage FX risk across my assets and liabilities?	FX solutions for broad range currency pairs
How can I diversify assets, while retaining strategic investments?	Financing solutions vs. corporate and financial assets providing yield-enhancement and leverage
How can Credit Suisse help me achieve my entrepreneurial goals?	Entire universe of global institutional solutions

1 Represents Chief Investment Officer led House View

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Significant progress on collaboration since the launch of ITS with substantial growth opportunity ahead

Increased ITS collaboration revenues[1]



+80%
Revenue growth
9M16
9M18

Structured Products penetration of Private Banking clients
in % of AuM



2.7%
2.9%
3.6%
4.6%
2016²
2017²
9M18²
2017 Industry average ³

2020E ITS revenue opportunity from collaboration: 10-15%[4]

1 Collaboration revenues include Structured Products, FX, Execution, Lending, Single Global Currency and Other 2 Source: McKinsey private banking survey 2017. 2016 – 9M18 AuM represents UHNWI, HNWI and entry-HNWI. Reflects the share of structured products and retail products as percent of AuM across IWM and SUB. 9M18 represents CS internal view leveraging McKinsey methodology 3 Source: McKinsey Private Banking survey 2017. Industry average AuM represents HNWI 4 2020 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2020 may differ from any estimates. Represents estimated gross revenues growth from 2018 to 2020E

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ITS delivers innovative, cross-asset solutions for Wealth Management clients in 2018

Bespoke structured solutions

EUR 1.1 bn multi-source infrastructure financing in Emerging Markets

- **Public-private partnership** to build a toll road in an EM country
- **Levered existing relationships** – SUB with ECA[1] and ITS with the sovereign client

Key components:

- **Swiss ECA[1] backed financing** with small exposure
- **Sovereign guaranteed** tranche
- **Swap to hedge interest rate risk** due to indexation of toll road revenues
- Broad **distribution of risk**

USD 500+ mn Fund-Linked Repack Investment

- Development of **attractive cash alternative** for large corporate client in EM country
- Capital protection while **reusing underlying product as collateral**

Key components:

- Concept of **ProNotes for capital protection and upside participation**
- Access to **proprietary CS investment strategies**
- **Leverage** of ProNote as **high quality collateral**
- **Interest rate swap to reduce volatility**

Innovative flow products

Execution Factory

- Deliver cross-asset electronic execution to WM clients leveraging cross-divisional technology
- Combined WM's product coverage with GM's e-Trading toolset

Rollout of AES® FX

- Access diverse pool of aggregated liquidity with complete price transparency
- Reduce market impact and improve performance versus benchmarks for client

1 Represents Export Credit Agency

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19

 Mike Stewart, Head of EquitiesDecember 12, 2018  Leveraging capabilities for Wealth ManagementGlobal Markets product capabilities - Equities

GM Equities strategy: Deliver revenue growth by furthering collaboration and addressing core clients' needs

Recap of ambition

- *Achieve top 5 market position in Equities and be the #1 non-U.S. Equities franchise*
- *Provide WM clients with differentiated investment products – supporting the House View and clients' risk appetite*
- *Increase share of wallet with core institutional investors and corporate clients*

Key focus areas

Area	Focus
Cash Equities	▪ Modernize execution platform and leverage cloud native architectures ▪ Leverage liquidity flows and block trading expertise to grow High Touch trading ▪ Invest in Research and leverage HOLT® to monetize content post-MiFID II
Prime Services	▪ Reallocate resources to strengthen commitment to our most strategic accounts ▪ Reorient Prime financing to a global business model, while optimizing collateral pool ▪ Drive an integrated Prime client strategy with Cash Equities and Equity Derivatives
Equity Derivatives (ITS)	▪ Continue to strengthen collaboration with IWM and SUB ▪ Increase market share in Flow and close gaps with clients ▪ Grow financing businesses and accrual-based revenues AuM on quantitative strategies

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Execution is well underway with a mix of self-funded investments, structural changes and product launches

Talent & Structural Changes

- ✓ Hired 50+ in Equity Derivatives
- ✓ Hired 10 senior research analysts
- ✓ Initiated research coverage on 13 sectors and 185 stocks
- ✓ Hired Global Head of Prime Financing
- ✓ Integrated sales functions across all products
- ✓ Established Global Execution Services

Resource Optimization

- ✓ Established a Global Inventory Optimization team to source inventory and optimize funding
- ✓ Delayered organization and optimized external execution costs
- ✓ Exited non-core trading activities and rationalized EM footprint

Technology & Platform Investments

- ✓ Enhanced central risk book and launched benchmark crossing strategies
- ✓ Improved core algo strategies by leveraging new quantitative models and machine learning
- ✓ Integrated Structured Note WM flows into GM's infrastructure
- ✓ Released new version of HOLT's market leading equity valuation tool, HOLT Lens™

Product Launches

- ✓ Developed a series of structured products aligned with CIO House View for WM
- ✓ Launched Actively Managed Certificates (AMCs) on CS Global Family 1000 Index
- ✓ Created QIS HOLT Equity Factor indices

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Equities, IWM and SUB collaboration resulted in new, differentiated investment products for WM clients

	CIO House View Products		
Wealth Management client needs	**IS&P[1] discretionary and advisory solutions**	**Investment theme solutions**	**Bespoke transactions**
Illustrative Equities solution	▪ Hedging the cycle (AMCs) ▪ Supertrends (AMCs) ▪ Global Family Index (AMCs)	▪ Carry income strategies ▪ PIMCO Income Fund ▪ EM Short duration	▪ Margin financing ▪ Collar financing ▪ Fund-Linked financing

1 Investment Solutions & Products

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The strategy is working…

Improved profitability…

GM Equities net revenues[1]


+6%
9M17
9M18

GM Equities operating expense[1]


-8%
9M17
9M18

…enabled WM products…

Structured notes into WM[3]


~35%
9M17
9M18

9M18 YoY Derivatives growth


~90%
26%
Industry²
CS

…while maintaining franchise strength

#1	European Prime Brokerage[4]
#4	US Prime Brokerage[5]
#5	US Cash Equities[6] (1H18)
#5	Pan-Europe Cash / ETFs[6] (1H18)

Named 2018 Americas Derivatives House of the Year

SRP Named 2018 Best House in the Americas / USA for Structured Products

Institutional Investor Gained 4 positions in the 2018 All America Research team survey

1 Includes sales and trading and underwriting. Excludes impact of business rationalizations in 9M18 2 Industry growth based on Coalition report, November 2018
3 Represents notional value for IWM and SUB 4 Source: EuroHedge as of May 2018. Based on total AuM 5 Source: Absolute Returns as of June 2018. Based on total AuM 6 Source: Third Party competitive analysis

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…with further upside going forward

Growth Levers

I	Realize full year of benefits from 2017 – 2018 strategic investments, structural changes and product launches
II	Increase collaboration with Wealth Management, IBCM and Asset Management to drive increased client penetration
III	Close gaps with top institutional clients via improved financing and execution offerings, access products and differentiated content
IV	Roll out of new intelligent high speed execution fabric to underpin AES® algo framework
V	Capture tailwinds from optimization of funding, collateral, capital and financial resources completed in 2018

2020E Equities revenue opportunity: **10%**[1]

1 Represents gross revenues growth from 2018 to 2020E. Revenues includes sales, trading and underwriting. 2020 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2020 may differ from any estimates

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25

 Jens Haas, Head of Investment Banking SwitzerlandDecember 12, 2018  Leveraging capabilities for Wealth ManagementInvestment Banking capabilities

Investment Banking Switzerland at a glance

Longstanding #1 franchise with fully fledged local execution platform [1]


Global reach
Domestic players
Credit Suisse
Rep office model
Comprehensive domestic platform

Seamless cooperation with IBCM and other divisions

M&A	The Adecco Group USD 412,500,000 Acquisition of General Assembly Exclusive Financial Advisor Pending	interoute USD 2,335,670,000 Sale to gtt Financial Advisor Pending	سابك sabic Undisclosed Terms Acquisition of a 24.99% stake in CLARIANT Financial Advisor January 2018	FERRERO USD 2,800,000,000 Acquisition of US confectionary business from Nestlé Financial Advisor Pending
Capital Markets – ECM	ARYZTA CHF 908,000,000 Rights issue Joint Global Coordinator and Joint Bookrunner November 2018	SIG CHF 1,708,000,000 Initial Public Offering Joint Global Coordinator September 2018	SENSIRION CHF 318,000,000 Initial Public Offering Joint Global Coordinator March 2018	Hudson Group – A company of Dufry USD 749,000,000 Initial Public Offering Joint Global Coordinator and Joint Bookrunner February 2018
Capital Markets – DCM	Roche CHF 500,000,000 0.250% Bonds due 2025 CHF 400,000,000 0.750% Bonds due 2030 Joint Bookrunner September 2018	syngenta USD 4,750,000,000 Multi-tranche offering Joint Lead Manager & Bookrunner April 2018	selecta EUR1,300,000,000 5.875% Bonds due 2024 EUR 325,000,000 E+537.5bps Bonds due 2024 CHF 250,000,000 5.875% Bonds due 2024 Joint Lead Manager & Bookrunner March 2018	MSC Cruises CHF 335,000,000 3.000% Bonds due 2023 Sole Lead Manager & Bookrunner June 2017

1 Sourced from Dealogic; bubble size indicates total revenues in M&A, ECM, DCM, High Yield and Leveraged Loans products in Switzerland from 1 January 2013 to 30 September 2018

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27

Full integration into SUB created significant additional scope for collaboration opportunities

Bank for Entrepreneurs ecosystem a key driver of upside, in particular in mid-market


Ecosystem
Switzerland Global Enterprise
SVC
Regional Entrepreneur events
Switzerland Innovation
Kickstart Accelerator
Top 100 Startups
Startups.ch
Cash and Transacting
Asset Management
Employee participations
Cash Management/Fides
Trading/Foreign Exchange
Payments
Direct Business
Digital shares
Bundles
Debt Financing
DCM
ABS
Mid Market Lending
Structured Finance
Factoring
Corporate Leasing
Conventional "Swiss" Lending
Owner
Tax Planning
Private Financing
1e Pension
Corporate Account Investing
Distribution Strategy
Wealth Structuring
Investments/ Global Custody
Equity and M&A
Introductions
SVC Ltd. for Risk Capital for SMEs
Pre-IPO Placements
Succession Planning
OpportunityNet
ECM/IPOs
M&A
Venture
Grow
Mature

IB capabilities have significant relevance and interplay with SUB's Private Banking business


M&A
Source transactions
Place assets / proceeds
Capital Markets
ECM
Source IPOs & block trades
Distribute offerings
DCM
Distribute offerings
SUB Private Banking business

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Our integrated full service model is delivering strong results

Best Investment Bank in Switzerland

Share and size of wallet in Switzerland (in USD mn)[1,2]



CS rank
#3
#1
#1
#1
8.1%
17.3%
14.0%
14.8%
+670 bps improvement in SoW
961
557
898
865
2015
2016
2017
2018E[3]

Net revenues of IB Switzerland [2]



Net revenues: 1.6x / +17% CAGR
2015
2016
2017
2018E[3]

- **Additional deal flow** has resulted in
  - **Significantly improved financial performance**, with profitability further enhanced by strong operating leverage
  - **Reduced volatility** in results, despite year-on-year variance in total wallet
- IB transactions create **significant additional business opportunities** across SUB and other divisions

1 Sourced from Dealogic; indicates total revenues in M&A, ECM, DCM, High Yield and Leveraged Loans products in Switzerland 2 Net revenues of IB CH 3 2018 estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates

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Case studies (1/2)

Successful IPO leading to repeat business

The opportunity

Client Swiss-rooted global market leader, initially under family ownership

Need Transactional advice for succession planning and raising capital for growth

Credit Suisse solutions

- ✓ Succession planning for initial family owners by way of trade sale
- ✓ Proceeds largely placed with private banking
- ✓ Acquisition financing and refinancing for new owner
- ✓ Capital market exit for new owner (IPO and follow-on offerings)
- ✓ Ongoing support of company's growth ambitions through debt capital market financing

Offered solutions

Corporate & Investment Banking

- Year 1: IB acting as exclusive financial advisor in **sale of company**; Provided **acquisition financing** and **subsequent refinancing**
- Year 3: **IPO process** lead-managed by IB
- Year 4: IB acted as lead bookrunner on **several ABBs**, enabling a full exit
- Year 5: IB acting as lead bookrunner on inaugural **bond issuance**

Private client relationship

- Year 1: **Large portion of proceeds** from sale **placed with** Credit Suisse **Private Banking**
- Year 3: Significant Credit Suisse **Private Banking demand for IPO**
- Year 4: **Significant participation by** Credit Suisse **Private Banking** in follow-on placings

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Case studies (2/2)

M&A transaction as a product multiplier

The opportunity

Client Independent market leader, held as an investment opportunity by an entrepreneur

Need Advice regarding realization of investment

Credit Suisse solutions

- ✓ Guiding private shareholder though competitive auction process
- ✓ Net proceeds placed with private banking
- ✓ Providing acquisition financing and refinancing for new owner
- ✓ Financing of subsequent acquisition

Offered solutions

Corporate & Investment Banking

Year 1: **Company onboarded** in Corporate Banking (SME)

Year 7: IB acting as exclusive financial advisor in **sale of company**

Structured Finance providing **acquisition financing** for buyer

Year 8: Provided **acquisition financing** and revolving credit facilities **for an acquisition**

Private client relationship

Year 7: **Full net proceeds** from sale **placed with** Credit Suisse **Private Banking**

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 Appendix  32  December 12, 2018

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the Appendix of the CEO and CFO Investor Day presentations, published on December 12, 2018
- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = (adj.) net revenues annualized / average AuM; net margin = (adj.) pre-tax income annualized / average AuM
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business

Specific notes

* Our cost savings program, until the end of 2018, is measured using an adjusted operating cost base at constant 2015 FX rates. "Adjusted operating cost base at constant FX rates" includes adjustments as made in all our disclosures for restructuring expenses, major litigation provisions, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings program). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 "Revenue from Contracts with Customers", which is described further in our 1Q18, 2Q18 and 3Q18 financial reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Starting from 1Q19, we intend to express our operating cost base at constant 2018 FX rates and to adjust for significant litigation costs, expenses related to business and real estate sales as well as DVA related volatility, but not for restructuring expenses and certain accounting changes. Adjustments for FX will continue to apply unweighted currency exchange rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity is based on tangible equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

° Tangible book value is a non-GAAP financial measure and is equal to tangible equity attributable to shareholders. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible equity attributable to shareholders, a non-GAAP financial measure, by total number of shares outstanding. Tangible equity attributable to shareholders, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that tangible book value per share is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-3Q18, tangible equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders' equity of CHF 42,734 mn as presented in our balance sheet. For end-2017, tangible equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet. For end-2Q15, tangible equity excluded goodwill of CHF 8,238 mn and other intangible assets of CHF 205 mn from total shareholders' equity of CHF 42,642 mn as presented in our balance sheet. Shares outstanding were 2,552.4 mn at end-3Q18, 2,550.3 mn at end-2017 and 1,632.4 mn at end-2Q15.

CREDIT SUISSE Leveraging capabilities for Wealth Management December 12, 2018 33

 34  December 12, 2018  Notes (2/2)  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; ARU = Asset Resolution Unit;AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CCAR = Comprehensive Capital Adequacy Review; CCRO = Chief Compliance and Regulatory Affairs Officer; CDX HY = High-yield credit default swap index; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; CIO = Chief Investment Officer; Corp. Ctr. = Corporate Center; CtB = Change the Bank; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; DoJ = Department of Justice; DTA = Deferred Tax Assets; DVA = Debit Valuation Adjustments; EAM = External Asset Manager; EBITDA = Earnings Before Interest Taxes Depreciation and Amortization; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EQ = Equities; ERP = Enterprise Resource Planning; Est. = Estimate; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority FINMA; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FTE = Full-time employee; FX = Foreign Exchange; GDP = Gross Domestic Product; GM = Global Markets; G10 = Group of Ten; HKEX = Hong Kong Exchange; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; ICBC = Industrial and Commercial Bank of China; ICBCCS = ICBC Credit Suisse Asset Management Co. Ltd; IG = Investment Grade; IMF = International Monetary Fund; IMM = Internal Model Method; IP = Investor Products; IPO = Initial Public Offering; IPRE= Interest Producing Real Estate; IRB = Internal Ratings Based; IS&P = Investment Solutions and Products; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LBO = Leveraged Buyout; LE = Leverage Exposure; LSC = Large Swiss Corporates; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MD(R) = Managing Director; Mgmt. = Management; MI = Management Information; MifiD II = Markets in Financial Instruments Directive II; Mkts = Markets; NNA = Net new assets; OCC = Office of the Comptroller of the Currency; Op Risk = Operational Risk; PB = Private Banking; PB&WM = Private Banking & Wealth Management; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RMBS = Residential Mortgage Backed Securities; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RtB = Run the Bank; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBV(PS) = Tangible Book Value (per Share); (U)HNW(I) = (Ultra) High Net Worth (Individuals); US GAAP = United States Generally Accepted Accounting Principles; U/W = Underwriting; VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 December 12, 2018  Credit Suisse Investor Day 2018Utilizing technology

 Disclaimer  2  December 12, 2018  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 12, 2018 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on December 12, 2018. All Investor Day presentations are available on our website at www.credit-suisse.com.Many of our references to estimates, ambitions, objectives and targets for revenues, operating expenses, operating cost base, pre-tax income and return on regulatory capital are on an adjusted basis as well. These adjusted numbers, return on tangible equity and tangible book value per share are non-GAAP financial measures. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measure is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, which are unavailable on a prospective basis. Tangible equity excludes goodwill and other intangible assets from shareholders’ equity, all of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

Presenters

Hosts



Pierre-Olivier Bouée
Group Chief
Operating Officer



Lara J. Warner
Chief Compliance &
Regulatory Affairs Officer

Speakers



Claude Honegger
Corporate Functions
Group Chief
Information Officer



Laura Barrowman
Corporate Functions
Group Chief
Technology Officer



Francois C. Monnet
Asia Pacific
Head of Private
Banking North Asia



Luis Pereira
Asia Pacific
Head of APAC
Technology & Change



Anke Bridge-Haux
SUB
Head of SUB
Digitalization &
Products



Homa Siddiqui
Corporate Functions
Chief Compliance &
Regulatory Affairs
Officer COO

CREDIT SUISSE
Utilizing technology
December 12, 2018
3

 Pierre-Olivier Bouée, Group Chief Operating OfficerClaude Honegger, Group Chief Information OfficerLaura Barrowman, Group Chief Technology OfficerDecember 12, 2018  Utilizing technology

Business Divisions and Corporate Functions use technology to deliver value to our clients in a profitable manner

Part A of presentation

We optimize technology operating expenses and investment output, facilitated by Group COO

We apply innovative technology to accelerate our digital transformation

Technology Booths

- **Global Markets** Credit Bond Recommendation Engine
- **IWM** 360° Advice
- **SUB Institutional Clients** Investment Analytics Platform
- **Finance** Distributed Ledger / Machine Learning

Part B of presentation

Businesses focus on tangible results to modernize our platforms and integrate processes for the benefit of our clients

CREDIT SUISSE Utilizing technology December 12, 2018 5

Our approach to technology has been to empower Divisions and Functions whilst ensuring consistency across the Group

Distributed accountability


IT Architecture
IWM IT
APAC IT
GM Technology
SUB IT
IBCM IT
Group CIO/CTO
GOSD
Risk & Finance IT
Corporate Services Technology
Governance

Strategic platform management


Holistic wealth management
Canopy
Multi-channel
DPB
CS Chat
Client Reporting
Solutions
CS Invest
Front Office Workplace
RM Ecosystem
RM Mobility
Risk Analyzer and Rule Center
Investment Suitability
Order Management
Open Platform
Core Banking
Robotics
Data and analytics platform
Fondue
Product content and recommendations
Spark

Business driven innovation

Process Automation
561 robots automating 284 processes

Artificial Intelligence
Amelia: global IT service desk chatbot

Big Data
Talos[1]: utilizing deep learning for eComm surveillance

Distributed Ledger
HQLAx[2]: collateral transfers across the global financial ecosystem

Group wide consistent approach encouraging re-use of capabilities and leverage of external components

1 Talos is an intelligent filtering natural language processing engine 2 Financial technology innovator HQLAx, together with Credit Suisse and ING, have completed the first live securities lending transaction settled using R3's Corda blockchain platform

CREDIT SUISSE Utilizing technology December 12, 2018 6

Our IT spend reflects our efforts on optimizing Run-the-Bank while maximizing output of Change-the-Bank investments

Total IT spend
P&L in CHF bn



3.0
2.8
Run-the-Bank[1]
1.6
1.4
Change-the-Bank[2]
1.4
1.4
2015
2018[3]

Total IT spend as % of adj. Operating Expenses

2015	2018[3]
14%	17%

- **Discontinue** – Decommission and consolidate legacy
- **Optimize** – Lower unit prices and manage demand
- **Transform** – Leverage new technologies

- **Focus our investments to support strategic buildout and continuous improvement of platforms**
- **Maximize output through higher productivity of IT functions**

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Run-the-Bank (RtB): The collection of work that allows the business to continue operating within its existing parameters, offering no change in functionality or capability with no loss of current performance or quality 2 Change-the-Bank (CtB): The collection of work undertaken to support the strategies of the business and IT, offering change in functionality, capability and/or quality 3 Budget as per October 2018

CREDIT SUISSE
Utilizing technology
December 12, 2018
7

   8  December 12, 2018  We sustainably reduce Run-the-Bank spend along our Strategic Cost Transformation principles while improving system stability  IT Run-the-Bank spend P&L in CHF  +16%  RtBefficiencies  -25%  2015baseline   -9%   20181  RtBinvestments  -21%  3Q18 LTM  2015  Total number of IT incidentsIncidents per year  1 Budget as per October 2018

   9  December 12, 2018  We follow through on discontinuation of non-strategic platforms, remove redundancies and simplify our technology landscape  Discontinue      Decommissioning  Consolidation  Simplification  applications decommissioned (37%)1  1,300  100+  firewall systems replaced5  data halls eliminated3  10  of PB US applications decommissioned2  100%  45%  decrease in total cost of mainframe systems in Switzerland6  4.8 MW  reduction in monthly carbon footprint4  1 Since 2015 2 By early 2019 3 Data center consolidation and elimination across EMEA, Americas, and APAC since 2012 4 compared to monthly carbon footprint 2012 5 Since 2015 over 100 legacy firewall systems have been decommissioned and replaced as part of network operational risks remediation in Switzerland 6 Decrease of annual total cost for mainframe systems in Switzerland  since 2010, leveraging software and hardware clustering

We optimize our maintenance spend by increasing variability of costs, leveraging new technologies and strategic partnerships

Optimize

Increase cost variability

Grid computing: grid slot utilization per region in hours, 7 day snapshot



Americas
APAC
Switzerland
Europe

Leverage managed service

-50% reduction in printing volume[1]

-27% storage-as-a-service costs[3]

35% flexibility of printer fleet size[2]

1 Estimated printing volume reduction over the next 5 years 2 As per service contract 3 Estimated storage cost savings over the next 7 years by switching to a managed server model

CREDIT SUISSE
Utilizing technology
December 12, 2018
10

   11  December 12, 2018  We enable digital business capabilities by offering state-of-the-art infrastructure services     Advanced Infrastructure  Cognitive Computing  Cloud adoption  reduction in data provisioning time with Group CTO Cloud Database Services2  94%  Number of CPU by category  Physical CPU  Virtual CPU  Cloud CPU  Transform  2017  2018  automated problem tickets3  +147%  service desk incidents resolved by Amelia  30%  1 Over the last 12 months 2 From 90 minutes to 5 minutes (project began in 2017) 3 October 2018 YTD   computing power1  +50%  internal cost for computing1  -8%

   12  December 12, 2018  We are increasing our strategic investment to modernize our estate along a consistent and common architecture              Finance  Risk  Operations  Products & Execution  Client Channels & Client Servicing  Common architecture  Modernization of estate  applications decommissioned (37%)2  1,300  new applications introduced2  900  of current applications introduced 2015 and later  25%  Strategic  20181  2017  IT CtB investments by capability  Maintain / decommission  1 October 31 2018 YTD 2 Since 2015

In a cohesive manner we leverage people, processes, and tools to improve our productivity of Change-the-Bank developments focus topics

People +

- Right skills
- Right place
- Right price

Processes +

- Design thinking
- Lean & agile
- Front-to-back

Tools

- One integrated tool chain

Productivity

- Increased **performance** of team and vendors
- Improved **quality and security**
- **Automated** development process end-to-end

CREDIT SUISSE Utilizing technology December 12, 2018 13

One single integrated developer tool chain, Odyssey, is used across all IT areas and technology estate


Odyssey (simplified view)
Plan
Code
Build
Test
Release
Jira
Crucible
FishEye
Subversion
Strela
Jenkins
Artifactory
SonarQube
Lifecycle
Transporter

- Leverage and integrate state of the art components, recently added Git[1], Bitbucket[1] and flexible quality gates[1]
- Continuous integration and automation of development process end-to-end with 98% adoption rate
- Installed telemetry to provide transparency on performance, quality, security, and level of automation

1 Software development tools integrated into Odyssey tool chain

Credit Suisse
Utilizing technology
December 12, 2018
14

 15  December 12, 2018  Our tool chain’s telemetry enables us to improve coding output and quality alongside faster time to market  Quality & Security  Automation  Number of change related incidents2  -33%  Performance  Average coding hours per day1  +5.5%  1 Average coding hours per day per developer, 3Q18 LTM 2 2016-2018 3 In CHF, 2016-2018   Increasing end-to-end automation of entire development process  Number of changes per CtB million spend3  +40%

Business Divisions and Corporate Functions use technology to deliver value to our clients in a profitable manner

Part A of presentation

We optimize technology operating expenses and investment output, facilitated by Group COO

Part B of presentation

Businesses focus on tangible results to modernize our platforms and integrate processes for the benefit of our clients

We apply innovative technology to accelerate our digital transformation

Technology Booths

- **Global Markets**
  Credit Bond Recommendation Engine
- **IWM**
  360° Advice
- **SUB Institutional Clients**
  Investment Analytics Platform
- **Finance**
  Distributed Ledger / Machine Learning

CREDIT SUISSE
Utilizing technology
December 12, 2018
16

 Francois Clovis Monnet, Head of Private Banking North AsiaLuis Pereira, Head of APAC Technology & ChangeDecember 12, 2018  Utilizing technologyDriving growth through RM productivity and client interaction

   18  December 12, 2018  Relationship management and advisory process powered by technology  Connect  Multi-Channel solutions allow our clients to reach us anytime, anywhere, and through their channel of choice  Empower  Personalized, timely content and holistic insights empower our clients to make better informed decisions, and make our relationship managers relevant and efficient  Protect  Advanced data analytics and always-on risk management is keeping our clients safe

 Our technology connectsA multi-channel engagement  Digital Private Bank (DPB)  62%  Eligible clients using DPB  48%  Of users access DPB via mobile  34%  Equity trading volume executed via DPB  150%  Trading volume compared to last year1  43%  Eligible clients using DPB in Australia; Fastest adoption in APAC in less than one year  2x  FX trading volume compared to last year1  CS Chat  First private banking chat service to launch on Apple Business Chat  December 12, 2018  19  1 11M18 vs 11M17

 20  December 12, 2018  Our technology empowers clientsDelivering personalized and relevant content  Notifications  Timely personalized portfolio and market updates help clients take prompt action   CS Invest, Research and Insights  Best-in-class investment ideas that fit client’s investment needs and objectives, risk tolerance and investment knowledge    >100k  Targeted investment ideas in the last 12 months  300%  Growth of CS Invest AuM in the last 12 months

 21  December 12, 2018  Our technology empowers relationship managersAugmented wealth management services  RM Ecosystem  A comprehensive relationship and portfolio management platform, at the office and on the go  High Quality Product Content  Professionally curated and targeted content ready for distribution  Aggregated Portfolio Risk & AnalyticsCredit Suisse relationship managers as asset allocators of choice  >2,700  Cross-asset investment campaigns by individual relationship managers in last 12 months

 22  December 12, 2018  Our technology protects Advanced risk monitoring  Risk Analyzer  Comprehensive portfolio health-check and risk simulations  Portfolio Monitoring  Advanced analytics with performance and risk attributions  Investment Suitability  Systematic measures to guide our clients and keep them safe  Investment suitability validations a month  14mn  900k  Positions  37k  Portfolios

 23  December 12, 2018  How we did itOur technology delivery model has been transformed    Design thinking Close collaboration between technology and the business, focusing on delivering superior client experiences  Open WMC platformA component and API based architecture, leveraging institutional capabilities for content, data and risk management  Agile methodologyStrategic talent acquisition, small self-managed teams and strong DevOps practices

 24  December 12, 2018    2011  2018  2012  2013  2014  2015  2016  2017  Client Reporting  DPB  CS Invest  Canopy  CS Chat  Front Office Workplace  Order Management  RM Ecosystem  RM Mobility  Core Banking  Robotics  Fondue  Spark  Risk Analyzer and Rule Center  Investment Suitability  Multi-bank portfolio consolidation  Multi-channel  Solutions  Open Platform  Singapore  HK  AUS & Thailand  Singapore  HK  Data and analytics platform  Product content and trade recommendation platform  Our strategic technology roadmap supports our growth

   25  December 12, 2018  Our technology is differentiating and award winning  Superior client experiencebuilt for and with clients  Cutting edge functionalitiessuch as our collaboration tools  Powerful content managementand online trading of equities, ETFs, FX spot and Forward  Integrated risk scenariosand portfolio health checks  User-friendly authenticationvia secure biometric access  Open ecosystemaccommodating FinTech innovation  Our clients are significantly more engaged and satisfied, with greater loyalty and trust in our brand  Our relationship managers are more relevant, offering a timely value-add service

 Anke Bridge-Haux, Head of SUB Digitalization & ProductsDecember 12, 2018  Utilizing technologyOffering seamless and integrated client experience

Digitalization at Swiss Universal Bank: Offering seamless and integrated client experience

Digitalization in line with Divisional Strategy

Creating growth

Digitized, omni-channel, accessible, compliant, efficient.

Driving transformation

Engaging clients digitally. Mobile, convenient, personalized.

Showcase: Digital lifecycle journey for an entrepreneur client

Bank for Entrepreneurs:
Core element of the Swiss Universal Bank's strategy

Digital savviness of entrepreneurs:
Opportunity to differentiate in the market

Digital integration of corporate and private banking solutions is a key client need

Entrepreneurs represent a significant market for SUB



99% of companies are SMEs and **66%** of employees are employed in SME segment
Entrepreneurs and executives are a key driver for growth in Private Banking

Source: Federal statistical Office 2018

CREDIT SUISSE

Utilizing technology

December 12, 2018

27

Digital lifecycle journey for an entrepreneur client

Fully digital onboarding
Without branch visit. Connectivity to commercial registry. Video client identification.

Online leasing and credit
Dashboard with overviews. Online applications and renewals. Automatic decision engine.

Integrated online banking
Integrated corporate and private banking. Self-scanning of payment slips. Full view on net wealth.

Cash management and multi-banking
3rd party bank account aggregation.

Relationship manager workbench
Drag and drop report generation. Screen sharing with client. Automatic investment proposals.

Future: Open ecosystems
Focus on entrepreneur needs, e.g. accounting system connectivity.

CREDIT SUISSE
Utilizing technology
December 12, 2018
28

Digital lifecycle journey for an entrepreneur client

Fully digital onboarding
Without branch visit. Connectivity to commercial registry. Video client identification.

Online leasing and credit
Dashboard with overviews. Online applications and renewals. Automatic decision engine.

Integrated online banking
Integrated corporate and private banking. Self-scanning of payment slips. Full view on net wealth.

Cash management and multi-banking
3rd party bank account aggregation.

Relationship manager workbench
Drag and drop report generation. Screen sharing with client. Automatic investment proposals.

Future: Open ecosystems
Focus on entrepreneur needs, e.g. accounting system connectivity.

CREDIT SUISSE
Utilizing technology
December 12, 2018
29

 30  December 12, 2018  Fully digital onboarding

Digital lifecycle journey for an entrepreneur client

Fully digital onboarding
Without branch visit. Connectivity to commercial registry. Video client identification.

Online leasing and credit
Dashboard with overviews. Online applications and renewals. Automatic decision engine.

Integrated online banking
Integrated corporate and private banking. Self-scanning of payment slips. Full view on net wealth.

Cash management and multi-banking
3rd party bank account aggregation.

Relationship manager workbench
Drag and drop report generation. Screen sharing with client. Automatic investment proposals.

Future: Open ecosystems
Focus on entrepreneur needs, e.g. accounting system connectivity.

CREDIT SUISSE Utilizing technology December 12, 2018 31

 32  December 12, 2018  Online leasing and credit

Digital lifecycle journey for an entrepreneur client

Fully digital onboarding
Without branch visit. Connectivity to commercial registry. Video client identification.

Online leasing and credit
Dashboard with overviews. Online applications and renewals. Automatic decision engine.

Integrated online banking
Integrated corporate and private banking. Self-scanning of payment slips. Full view on net wealth.

Cash management and multi-banking
3rd party bank account aggregation.

Relationship manager workbench
Drag and drop report generation. Screen sharing with client. Automatic investment proposals.

Future: Open ecosystems
Focus on entrepreneur needs, e.g. accounting system connectivity.

CREDIT SUISSE Utilizing technology December 12, 2018 33

 34  December 12, 2018  Integrated online banking

Digital lifecycle journey for an entrepreneur client

Fully digital onboarding
Without branch visit. Connectivity to commercial registry. Video client identification.

Online leasing and credit
Dashboard with overviews. Online applications and renewals. Automatic decision engine.

Integrated online banking
Integrated corporate and private banking. Self-scanning of payment slips. Full view on net wealth.

Cash management and multi-banking
3rd party bank account aggregation.

Relationship manager workbench
Drag and drop report generation. Screen sharing with client. Automatic investment proposals.

Future: Open ecosystems
Focus on entrepreneur needs, e.g. accounting system connectivity.

CREDIT SUISSE Utilizing technology December 12, 2018 35

 36  December 12, 2018  Cash management and multi-banking

Digital lifecycle journey for an entrepreneur client

Fully digital onboarding
Without branch visit. Connectivity to commercial registry. Video client identification.

Online leasing and credit
Dashboard with overviews. Online applications and renewals. Automatic decision engine.

Integrated online banking
Integrated corporate and private banking. Self-scanning of payment slips. Full view on net wealth.

Cash management and multi-banking
3rd party bank account aggregation.

Relationship manager workbench
Drag and drop report generation. Screen sharing with client. Automatic investment proposals.

Future: Open ecosystems
Focus on entrepreneur needs, e.g. accounting system connectivity.

CREDIT SUISSE
Utilizing technology
December 12, 2018
37

 38  December 12, 2018  Relationship manager workbench

Digital lifecycle journey for an entrepreneur client

Fully digital onboarding
Without branch visit. Connectivity to commercial registry. Video client identification.

Online leasing and credit
Dashboard with overviews. Online applications and renewals. Automatic decision engine.

Integrated online banking
Integrated corporate and private banking. Self-scanning of payment slips. Full view on net wealth.

Cash management and multi-banking
3rd party bank account aggregation.

Relationship manager workbench
Drag and drop report generation. Screen sharing with client. Automatic investment proposals.

Future: Open ecosystems
Focus on entrepreneur needs, e.g. accounting system connectivity.

CREDIT SUISSE
Utilizing technology
December 12, 2018
39

   40  December 12, 2018  More engaged clients in a more effective way for Credit Suisse  78% of start-up client openings are digital  Note: Figures per October 2018 (except start up accounts: November 2018) 1 SUB HWNI and Affluent RMs  >80% of new private clients on-board digitally  Flaw rates 70+% lower vs paper process        98% of relationship managers use the new workbench1

 Lara Warner, Chief Compliance & Regulatory OfficerHoma Siddiqui, Chief Compliance & Regulatory Officer COODecember 12, 2018  Utilizing technologyModern Compliance risk management capabilities

We are delivering advanced risk management capabilities that help raise the bar for the industry & are recognized by Regulators

CCRO Technology Platform & Approach


Investment Categories
100%
78%
56%
44%
15%
Legacy
14%
Platform
70%
Strategic
7%
8%
47%
37%
22%
2015
2016
2017
2018E[1]
2019E[1]

CCRO total technology investments
< USD 100 mn total p.a.

1. Highly effective delivery approach
2. Modern flexible data platform
3. Multi-year strategic investments

From 2016 delivery[2]:
- Avg. cost: CHF **820k**
- Avg. duration: **10.5 months**

To 2018 delivery[2]:
- Avg. cost: CHF **240k**
- Avg. duration: **4.8 months**

Δ
↓ 70%
↓ 54%

CCRO Risk Management Capabilities


Enabling exponential pace of technology capability delivery at marginal cost
Trading Supervisor Dashboard
Client Holistic Surveillance
Trader Holistic Surveillance
Octopus
iComply
Hawkeye
SCV Supervisor Dashboard
Cross Border Compass
Case Managers (12 active, including PEP)
Single External View
Gotham
RM Holistic Surveillance
Robotics (100 robots active)
Single Client View
Data Analytics Sandbox
2016
2017
2018
2019
Broader, deeper prevention & detection than industry standards

To be showcased in video

1 Estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for may differ from any estimates 2 Per project

CREDIT SUISSE
Utilizing technology
December 12, 2018
42

   43  Our advanced technical capabilities enable us to better manage risk and total cost of Compliance      Total Cost of Compliance    1 Accenture News Release 2017 Compliance Risk Study, April 2017 2 American Banker, April 2018 3 2018 Estimate based on currently available information and beliefs, expectations and opinions of management as of the date hereof. Actual results for 2018 may differ from any estimates 4 As of December 2016 5 As of December 2017 6 As of November 2018 7 Figures from January to October  December 12, 2018  Non-VisibleCosts          Promising results in Investigations & Employee conduct    Number of open CS investigations went down by ~71% since 2016  Number of CS higher severity disciplinary cases went down by ~25% since 2016  -71%  4  5  6  -25%  7  7  7  Traditional Compliance Model:Compliance industry costs expected to rise 10-20% annually1Compliance costs were typically 6-10% of revenue2 in 2017  Overall Compliance costs – Industry vs Credit Suisse  +10-20%  Industry  -12%  Credit Suisse CCRO Model:CCRO has managed costs down 12% YoY3CCRO costs are 3% of revenue3  VisibleCosts          3

   CCRO risk management capabilities in actionVideo  Client Risk  Employee Risk              Single Client ViewClient Holistic SurveillanceTrader & RM Holistic SurveillanceGotham  44  December 12, 2018

Key issues the industry faces in respect of money laundering on a global scale



- Risk of systematic and undetected money laundering
- Systemic weaknesses in systems and controls alongside other factors such as employee misconduct
- Failure to detect and report suspicious transactions
- Failure to detect rogue employee behaviors
- Failure to adapt and learn lessons from past incidents, including taking an industry-wide view

> A traditional, industry standard approach towards prevention and detection leads to repeat issues, sanctions, reputational risk and loss of shareholder and public confidence within the industry as a whole

> Whilst it is not possible to guarantee that all illicit activity will always be detected, **industry leading capabilities including data analytics, technology and enhanced investigation techniques lead to proactive prevention and detection** alongside continuous Compliance improvement

CREDIT SUISSE Utilizing technology December 12, 2018 45

 46  December 12, 2018  Traditional methods/capabilities provide limited ability to prevent and detect AML risk                      Traditional anti-money laundering surveillances are usually rules or scenario-based     Across the industry, ability to systematically identify suspicious/complex behavior is limited      Manual monitoring conducted by human beings is prone to gaps and potential failure    Employee behaviors also need to be effectively monitored to detect and prevent internal threats  Third parties who may not be visible to us can also create further risk                      Client relationships can range in terms of complexity   ?            Many parties, accounts and jurisdictions can be involved                                 Isolated account/sub-account view versus holistic client overview increases complexity of risk management  A  B  C        Manual approach to onboarding, KYC, account lifecycle management leads to risk of knowledge gaps                              ?                    ?                              ?                    ?            ?

Organized criminals are increasingly sophisticated

Example money laundering scheme



CS Prevention & Detection Capabilities
Single Client View
Client Holistic Surveillance
RM Holistic Surveillance
Trader Holistic Surveillance
Single External View
Deep investigations with Gotham
Bank Employee
Inside Threat/ Conduct
Client
Client is controlling person and/or shareholder of Operating Company
A
B
C
Regular fund transfers between individual relationships; multiple RMs/booking centers
A Individual/personal account booked in Jurisdiction X
B Private Investment Company booked in Jurisdiction Z
C Private Investment Company to receive regular profits/ dividends booked in Jurisdiction X
Regular Profits/Dividends from Parent Company
Seemingly legitimate contract
e.g. synthetic sale and purchase or loan repayment
Seemingly legitimate contractual relationships/ documentation
e.g. sales, loans, salaries, operating profits
Shell Entity
E.g. LLP
Intermediary for registration and administration
Bank
?
Corporate Directors
E.g. Entities in off-shore secrecy location to obfuscate
Legitimate Operating Company (Parent)
e.g. overall management oversight and distribution/export of machinery; registered in Jurisdiction X
Seemingly legitimate payments
e.g. sales, loans, salaries, license fees, operating profits
Legitimate Operating Company (Subsidiary)
e.g. producer of raw material/machinery; registered in Jurisdiction Y
Potential additional layers of subsidiaries
Basic Principles:
Injection/Placement
Integration
Layering/Distribution
?
Regular injection of illegitimate funds
e.g. below reportable thresholds
Distribution of laundered funds

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Utilizing technology
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47

Engaging with Regulators to change the Compliance paradigm

CS Capabilities Demonstration



In 2018 we have spent more than 30 hours in our labs proactively engaging with more than10 regulators in open and transparent dialogue

Demonstrating our capabilities that help us prevent and detect risk, including:

- Data Analytics Center (Data scientists, Investigators, Compliance Officers)
- Full capabilities walk-throughs
- Cross-functional design teams

Positive Feedback Themes

- **Advanced capabilities compared to peers**
- **Capabilities are being used to manage risk effectively**

CREDIT SUISSE
Utilizing technology
December 12, 2018
48

What's next?

Broaden and deepen our advanced risk management capabilities

Capabilities[1]

- 100+ Compliance & Financial Crime investigators
- Deep Financial Crime Compliance expertise
- 67 Global Surveillance Analysts
- 40+ Data Scientists

\+

Tools

- **Single Client View** covering ~99% of wealth management (WM) clients
- **RM Holistic Surveillance** covering ~80% RMs
- **Trader Holistic Surveillance** covering ~100% traders
- **Client Holistic Surveillance** in Switzerland with roll-out planned to cover 90% WM clients in 2019

1. **Prevent risks materializing**
2. **Detect risks faster**
3. **Efficiently enable bank-wide risk management**

CCRO is reducing the probability of compliance risk becoming an economic risk

1 As of end of November 2018

CREDIT SUISSE
Utilizing technology
December 12, 2018
49

Business Divisions and Corporate Functions use technology to deliver value to our clients in a profitable manner

Part A of presentation

We optimize technology operating expenses and investment output, facilitated by Group COO

Part B of presentation

Businesses focus on tangible results to modernize our platforms and integrate processes for the benefit of our clients

We apply innovative technology to accelerate our digital transformation

Technology Booths

Global Markets
Credit Bond Recommendation Engine

IWM
360° Advice

SUB Institutional Clients
Investment Analytics Platform

Finance
Distributed Ledger / Machine Learning

CREDIT SUISSE
Utilizing technology
December 12, 2018
50

 Appendix  51  December 12, 2018

 Notes (1/2)  52  December 12, 2018  For reconciliation of adjusted to reported results, refer to the Appendix of the CEO and CFO Investor Day presentations, published on December 12, 2018Throughout the presentation rounding differences may occurUnless otherwise noted, all CET1 ratio, Tier 1 leverage ratio, risk-weighted assets and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basisGross and net margins are shown in basis pointsGross margin = (adj.) net revenues annualized / average AuM; net margin = (adj.) pre-tax income annualized / average AuMMandate penetration reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business  General notes  Specific notes  * Our cost savings program, until the end of 2018, is measured using an adjusted operating cost base at constant 2015 FX rates. “Adjusted operating cost base at constant FX rates” includes adjustments as made in all our disclosures for restructuring expenses, major litigation provisions, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings program). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 “Revenue from Contracts with Customers”, which is described further in our 1Q18, 2Q18 and 3Q18 financial reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Starting from 1Q19, we intend to express our operating cost base at constant 2018 FX rates and to adjust for significant litigation costs, expenses related to business and real estate sales as well as DVA related volatility, but not for restructuring expenses and certain accounting changes. Adjustments for FX will continue to apply unweighted currency exchange rates.† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital. ‡ Return on tangible equity is based on tangible equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.° Tangible book value is a non-GAAP financial measure and is equal to tangible equity attributable to shareholders. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible equity attributable to shareholders, a non-GAAP financial measure, by total number of shares outstanding. Tangible equity attributable to shareholders, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that tangible book value per share is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-3Q18, tangible equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders’ equity of CHF 42,734 mn as presented in our balance sheet. For end-2017, tangible equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet. For end-2Q15, tangible equity excluded goodwill of CHF 8,238 mn and other intangible assets of CHF 205 mn from total shareholders' equity of CHF 42,642 mn as presented in our balance sheet. Shares outstanding were 2,552.4 mn at end-3Q18, 2,550.3 mn at end-2017 and 1,632.4 mn at end-2Q15.

 53  December 12, 2018  Notes (2/2)  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; ARU = Asset Resolution Unit;AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CCAR = Comprehensive Capital Adequacy Review; CCRO = Chief Compliance and Regulatory Affairs Officer; CDX HY = High-yield credit default swap index; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; CIO = Chief Investment Officer; Corp. Ctr. = Corporate Center; CtB = Change the Bank; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; DoJ = Department of Justice; DTA = Deferred Tax Assets; DVA = Debit Valuation Adjustments; EAM = External Asset Manager; EBITDA = Earnings Before Interest Taxes Depreciation and Amortization; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EQ = Equities; ERP = Enterprise Resource Planning; Est. = Estimate; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority FINMA; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FTE = Full-time employee; FX = Foreign Exchange; GDP = Gross Domestic Product; GM = Global Markets; G10 = Group of Ten; HKEX = Hong Kong Exchange; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; ICBC = Industrial and Commercial Bank of China; ICBCCS = ICBC Credit Suisse Asset Management Co. Ltd; IG = Investment Grade; IMF = International Monetary Fund; IMM = Internal Model Method; IP = Investor Products; IPO = Initial Public Offering; IPRE= Interest Producing Real Estate; IRB = Internal Ratings Based; IS&P = Investment Solutions and Products; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LBO = Leveraged Buyout; LE = Leverage Exposure; LSC = Large Swiss Corporates; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MD(R) = Managing Director; Mgmt. = Management; MI = Management Information; MifiD II = Markets in Financial Instruments Directive II; Mkts = Markets; NNA = Net new assets; OCC = Office of the Comptroller of the Currency; Op Risk = Operational Risk; PB = Private Banking; PB&WM = Private Banking & Wealth Management; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RMBS = Residential Mortgage Backed Securities; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RtB = Run the Bank; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBV(PS) = Tangible Book Value (per Share); (U)HNW(I) = (Ultra) High Net Worth (Individuals); US GAAP = United States Generally Accepted Accounting Principles; U/W = Underwriting; VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date

 December 12, 2018  Credit Suisse Investor Day 2018Managing our business through the cycle

 Disclaimer  2  December 12, 2018  This material does not purport to contain all of the information that you may wish to consider. This material is not to be relied upon as such or used in substitution for the exercise of independent judgment.Cautionary statement regarding forward-looking statementsThis presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and in the “Cautionary statement regarding forward-looking information" in our media release relating to Investor Day, published on December 12, 2018 and filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements. In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals. We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this presentation may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information. Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the Appendix of the CEO and CFO Investor Day presentations, published on December 12, 2018. All Investor Day presentations are available on our website at www.credit-suisse.com.Many of our references to estimates, ambitions, objectives and targets for revenues, operating expenses, operating cost base, pre-tax income and return on regulatory capital are on an adjusted basis as well. These adjusted numbers, return on tangible equity and tangible book value per share are non-GAAP financial measures. A reconciliation of the estimates, ambitions, objectives and targets to the nearest GAAP measure is unavailable without unreasonable efforts. Adjusted results exclude goodwill impairment, major litigation charges, real estate gains and other revenue and expense items included in our reported results, which are unavailable on a prospective basis. Tangible equity excludes goodwill and other intangible assets from shareholders’ equity, all of which are unavailable on a prospective basis. Tangible book value per share excludes the impact of any dividends paid during the performance period, share buybacks, own credit movements, foreign exchange rate movements and pension-related impacts, all of which are unavailable on a prospective basis.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The look-through tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.SourcesCertain material in this presentation has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information.

Presenters

Hosts



David Mathers
Chief Financial Officer



James Amine
CEO Investment Banking & Capital Markets

Speakers



Jay Kim
Global Markets
Global Head of Securitized Products



David Miller
Global Markets
Global Head of Credit Products



Malcolm Price
IBCM
Global Head Financial Sponsors



Timothy Joyce
IBCM
Global Head of Portfolio Management for Corporate Bank



Carsten Stoehr
Asia Pacific
Head of APAC Financing Group & CEO Greater China

CREDIT SUISSE
Managing our business through the cycle
December 12, 2018
3

 Jay Kim, Global Head of Securitized ProductsDecember 12, 2018  Managing our business through the cycleSecuritized Products

Securitized Products (SP) is a unique, fully integrated platform that consistently delivers best in class execution for our clients

SP platform

SP Finance & Servicing
(Fee/Accrual Revenues)

- Financing Origination *(warehouse, bridge, and acquisition)*
- Financing Solutions *(structuring, restructuring, valuation, disposition, and servicing)*
- Loan Origination
- Asset & Portfolio Advisory


Product Development & Manufacturing
Distribution
Trading & Risk Management

SP Sales

- Primary / Capital Markets
- Secondary Distribution

SP Trading
(Bid/Ask Spread)

- Market Making in Agency & Private label *(securities and whole loans)*

Asset class coverage

Consumer	Commercial
Residential	Commercial Real Estate
Transportation	Alternatives

Client base[1]


Other[2]
Corporate & Sponsors
Banks & REITs
Finance Companies
Hedge Funds
Asset Managers

1 Based on CS SP client revenues as of 9M18 2 Other includes Central Bank, Pension, Insurance, Government / Public Sector, Private Bank, Private Client, and Sovereign Wealth Fund

CREDIT SUISSE Managing our business through the cycle December 12, 2018 5

SP's evolution provides clients with expanded capabilities, while lowering the risk profile and improving performance stability

SP Trading

2000-2011

- Trading and securitization of agency and private label loans
- Secondary trading of legacy assets

Established SP Finance

2012

- Consolidated all SP-related businesses into one platform
- Developed financing capabilities across an array of asset classes
- Expanded capital markets capabilities

Evolved into capital-lite, full service model

2015

- Optimized capital usage across business lines
- Positioned business to dynamically shift resources
- Focused on capital velocity

Expanding asset classes & partnering with clients

2018 / 2019+

- Partner with clients to distribute risk
- Build-out partnership across other divisions / regions
- Continue to grow capabilities across new and existing asset classes

CREDIT SUISSE

Managing our business through the cycle

December 12, 2018

6

 7  December 12, 2018  SP’s revenue diversification coupled with flexible capital allocation results in stable performance through the cycle  SP net revenue performance1In USD mn  Trading  Fee/accrual  2008  2009  2010  2012  2013  2014  2015  2016  2017  LTM(as of Sep 2018)  2007  2006  Former Structure  Current Structure  US household debt5In USD trn   BBB spreads2 vs Issuance3Spreads in bps, Issuance in USD bn  1 Net Revenues exclude SP other and NBL3 treasury. Figures for 2006-2015 present financial information as reported in each respective time period under our structure prior to re-segmentation announcement on Oct 21, 2015 2 LUCI BBB Benchmark Spread, Source: Federal Reserve Bank of St. Louis 3 All US Securitizations, Source: Thomson Reuters 4 Source: Federal Reserve Bank of St. Louis 5 Source: New York Fed Consumer Credit Panel/Equifax  3Q18 Total: USD 13.5 trn    Correlation = -38%   Spreads (bps)    (as of Sep 2018)  (as of Sep 2018)    US unemployment rate4      (as of Sep 2018)  5%  7%  9%  11%

SP's risk has declined as capital velocity increased, which protects Credit Suisse in a rapidly declining economic cycle

SP Risk-weighted assets[1]
In USD bn


-29%
2012
3Q18

SP Value-at-risk[2]
Average one-day, 98% risk management VaR in USD mn


-25%
2012
3Q18

SP Trading inventory (securities)[3]
In USD mn


-59%
2012
3Q18

- Strong risk management with a meaningful decline in RWA, VaR and securities trading inventory
- Ability to pivot between trading and fee/accrual-based business to capture evolving market opportunities

1 RWA is spot and excludes Other and Ops Risk RWA. Figures present financial information based on results under our structure as reported in each respective time period. 2012 RWA based on Basel 2/2.5, 3Q18 RWA based on Basel 3 2 VaR for 2012 represents estimate for VaR pre Global Markets Accelerated Restructuring restatement 3 Figures represent funded balance of on and off balance sheet items. Includes market value exposure for Agency, Non-Agency and Other

CREDIT SUISSE
Managing our business through the cycle
December 12, 2018
8

 9  December 12, 2018  The strategy is working: the SP franchise continues to be viewed by clients and the market as best in class  1  1  1  1  US RMBS1  All US Securitizations1  2012  2015  2016  9M18  “Most Innovative Bank for Securitization”(awarded 4 of 5 years running)  “Overall Best Securitization Bank” (awarded 3 of 4 years running)  1  2017  SP rankings  “2018 RMBS Bank of the Year”  Pass Throughs2  1  1  1  4  1  1  1  1  1  1  Agency CMBS3  1  1  1  1  1    “2017 North America Structured Finance House”    Structuring lead on ~75% of all Securitized Products lead assignments  16 inaugural issuers introduced to the market across 9 asset types  #1 in asset class diversification on Securitized Products lead assignments (16 asset types originated across 59 issuers)  SP awards   1 Source: Thomson Reuters 2 Source: TradeWeb 3 Source: CMBS Alert

The financial health of the consumer remains strong…

Delinquent balances remain low, however signs of slight deterioration[1]

Percent of Balance



15%
10%
5%
0%
2004
2006
2008
2010
2012
2014
2016
2018
(as of Sep 2018)
Student Loan
Auto
Credit Card
Mortgage

Increase in US disposable income[2] & HPI[3]

Indexed



250
200
150
100
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
(as of Sep 2018)
US HPI
Disposable Income

Correlation between US consumer debt[4] and GDP[5]

In USD tn



US GDP
25
20
15
10
5
0
1980
1985
1990
1994
1999
2004
2009
2013
2018
(as of Sep 2018)
US GDP
US Consumer debt
Correlation = 99.6%
5
4
3
2
1
0
US Consumer Debt

US household debt service low relative to disposable income[6]



13%
11%
9%
1982
1985
1988
1991
1994
1997
2000
2003
2006
2009
2012
2015
2018
(as of Apr 2018)

1 New Delinquent (30+days) Balances by Loan Type, percent of balance, Source: New York Fed Consumer Credit Panel/Equifax 2 Disposable Personal Income: Per capita, Current dollars, Seasonally Adjusted Annual Rate (indexed), Source: Federal Reserve Bank of St. Louis 3 US House Price Index, Source: Core Logic 4 Total consumer credit owned and securitized, seasonally adjusted level, Source: Bureau of Economic Analysis 5 GDP in current dollars, seasonally adjusted annual rates, Source: Bureau of Economic Analysis 6 Household Debt as a percent of disposable personal income, quarterly (seasonally adjusted), Source: Federal Reserve Bank of St. Louis

CREDIT SUISSE
Managing our business through the cycle
December 12, 2018
10

 11  December 12, 2018  ...and the outlook on supply and demand for SP products is also positive  1 Time periods for 2006 – 2017 represent 4Q and 2018 represents 3Q, Source: New York Fed Consumer Credit Panel/Equifax 2 Other includes Consumer Finance, Retail, and Home Equity Revolvers 3 Chart represents mortgages only, Source: Inside Mortgage Finance 4 Fixed Income Asset Backed strategies, Source: HFR 5 US Insurance Industry Cash and Invested Assets, SP assets include Mortgage, ABS and Other Structured Securities, Agency Backed RMBS, Private Label CMBS, Private Label RMBS, Agency-Backed CMBS, Source: National Association of Insurance Commissioners    Insurance industry allocations signal continued demand for SP assets5AuM in USD bn  Hedge Funds have increased allocation to SP asset classes4AuM In USD bn  SP Holdings  (as of Sep 2018)  Consumer need for debt across asset classes continues to grow1In USD trn  Auto  Credit Card  Other2  2006  2007  2008  2009  2010  2011  2012  2013  2014  2015  2016  2017  2018  Mortgage  Originations are shifting to non-bank lenders generating demand for securitizations3      Student Loan  +62  (as of Sep 2018)  CAGR 2010 – 3Q18 = 13%   +304

 David Miller, Global Head of Credit ProductsMalcolm Price, Global Head Financial SponsorsDecember 12, 2018  Managing our business through the cycleLeveraged Finance

IBCM and GM partnership delivers the Credit Suisse Leveraged Finance franchise

Investment Banking and Capital Markets

- **Sponsors coverage**: drives relationships with private equity firms and executes Leveraged Finance deals for these clients
- **Industry coverage**: drives relationships with all corporates including private equity portfolio companies
- **Leveraged Finance Origination and Restructuring**: supports coverage groups with Leveraged Finance execution for corporates

<30%

Average quarterly Leveraged Finance contribution to total IBCM net revenues

(1Q16 – 3Q18)

Originate → Structure → Syndicate → Sales → Trading

<20%

Average quarterly Leveraged Finance[1] contribution to total GM net revenues

(1Q16 – 3Q18)

Global Markets

- **Capital Markets:** provides access to capital for issuing clients using the distribution platform and market intelligence
- **Sector Strategy:** provides fundamental company and industry-specific credit analysis and strategy
- **Sales and Distribution:** distributes new debt securities (issued by issuing clients) and existing debt securities (held by other investors)
- **Secondary Trading:** facilitates the investment and trading activities of clients through market making

1 Reflects percentage of total GM net revenue, includes trading and U/W revenues

CREDIT SUISSE

Managing our business through the cycle

December 12, 2018

13

 14  December 12, 2018  Credit Suisse has successfully managed Leveraged Finance through credit cycles…  14  December 12, 2018  CSSoW %  14.8  11.6  11.5  10.6  10.4  8.3  9.4  8.6  4.8  8.3  9.7  9.3  9.3  9.2  8.7  8.3  9.4  8.4  8.4  Source: Dealogic as of November 2018; Includes HY Bonds, Institutional Loans and Bridge Loans 1 Absolute Share of Wallet over each period 2 2018 estimate based on annualized November 2018 figures. Actual results for 2018 may differ from any estimates  World Financial Crisis  Rise in LBO activity  Refinancings and return of jumbo LBO activity drive growth  Wave of refinancings  OCC updated Leveraged Lending guidance  2018E2    9.81  9.01    Leveraged Finance Street Feesin USD bn

 15  December 12, 2018  …and despite past credit shocks, the business has generated positive revenue each quarter since 2011  High Yield Index Spread to Worst (bps)  Leveraged Finance Capital Markets Revenues1 (Indexed)  489  864  604  725  442  555  388  650  499  924  (30-Nov)465  +375bpsS&P Downgrades U.S.  +121bpsGreek Debt Crisis  +113bpsTaper Tantrum  +262bpsEnergy Volatility Part I  +425bpsEnergy Volatility Part II  Source: Credit Suisse 1 Reflects IBCM and Global Markets Leveraged Finance Revenues (figures include mark-to-market impact)

Recent trends in credit markets have raised some concerns…

Concerns

- Increase in US interest rates
- Increase in acquisition and leverage multiples
- Aggressive/liberal credit agreement terms

Mitigants

✓ Strong economy and corporate earnings

✓ US tax reforms

✓ Higher debt service coverage and equity cushion

✓ Low default rates

Leverage Ratio[1,2]


6.2x
5.7x
2007
2016-9M18 Average

Debt Service Coverage[1,2]

Average proforma EBITDA/Cash Interest


2.1x
3.0x
2007
2016-9M18 Average

Equity Contribution[1,2]


30%
40%
2007
2016-9M18 Average

High Yield Default Rates[3]


18%
15%
12%
9%
6%
3%
0%
Trailing 12-Month Issuer Default Rate
2.2%
Oct-93
Sep-95
Aug-97
Jul-99
Jun-01
May-03
Apr-05
Mar-07
Feb-09
Jan-11
Dec-12
Nov-14
Oct-16
Sep-18

1 Source: S&P Global Market Intelligence (LCD) 2 Large U.S. Corporate LBOs, issuers with EBITDA > USD 50 million
3 Source: Credit Suisse, CS U.S. Credit Chartbook – October 2018

Credit Suisse Managing our business through the cycle December 12, 2018 16

 17  December 12, 2018  …including potential risks with covenant-lite loans…  “The Loan Covenant Quality Indicator worsened slightly and is close to its all-time record-worst”-Moody’s, October 2018  U.S. Cov-Lite Loans as a Percentage of Total New Loan Issuance1  U.S. Incurrence Debt as a Percentage of Total Lev Fin New Issuance1,3  Concerns  Mitigants  Covenant-lite represents most of the loan marketLack of financial maintenance covenants perceived as increasing credit risk for lenders  Historical credit performance of covenant-lite loans similar to loans with maintenance covenants (loss rates on covenant-lite loans of 0.9% vs. full-covenant loans of 1.1%)2 Other covenants remain in place (e.g., debt incurrence covenants, dividend restrictions, collateral protections) even under covenant-lite structuresSenior portions of the capital structure remain protected by large subordinated capital cushions    1 Source: S&P Global Market Intelligence (LCD) 22Source: Credit Suisse, reflects weighted average loss rates since 2013 based on number of loans 3 Incurrence Debt includes Covenant-Lite and High Yield Bonds  +14pp  +4pp

 18  December 12, 2018  …Credit Suisse maintains robust underwriting standards and monitors market trends to minimize risk  1 Reflects peak Non-Investment Grade notional exposure for Leveraged Finance Capital Markets 2 Weighted average remaining flex of loan and bridge commitments3 Reflects weighted average days to de-risk by size of financing, for loan and bridge commitments at signing 4 Net market value  Flex Rate Cushion (bps)2  Underwriting Duration3  Underwriting Exposure1  -80%  +130%  -58%  Leveraged Finance Trading Inventory4  -59%

 Fundamentals of the largest Single B M&A financing deals have significantly improved post-crisis  19  December 12, 2018    Top Deals 2006 – 2008                Company  Total Debt in USD bn  Net Leverage Multiple  Equity Cushion  TXU Corp  40.0  7.9x  18.8%  HCA Inc  27.9  6.3x  15.9%  Alltel Holdings Corp  24.0  7.7x  15.5%  First Data Corp  22.2  8.4x  24.8%  Clear Channel  20.8  8.4x  14.4%  Top Deals 2016 – 9M18                Company  Total Debt in USD bn  Net Leverage Multiple  Equity Cushion  Refinitiv  13.5  5.2x  32.5%  Akzo Nobel Chemicals  7.6  5.7x  34.2%  Avantor  7.3  7.0x  41.0%  Envision Healthcare  7.2  6.9x  31.5%  BMC Software  6.2  6.5x  27.7%  27.0  Top 5 average  Source: S&P Global Market Intelligence (LCD), Dealogic, Public OMs (Use of Proceeds & Source of Funds)1 Weighted average based on total debt  ~7.7x1  ~17.9%1  8.4  Top 5 average  ~6.1x1  ~33.4%1

 20  December 12, 2018  Acquisitions were the primary use of proceeds in 2018 and M&A outlook for 2019 remains strong  1 Source: S&P Global Market Intelligence (LCD) 2 Source: Dealogic as of November 2018 3 Thomson Reuters as of September 2018 4 Source: Thomson Reuters and Bloomberg as of November 2018; previous cycle from 2005-2007 5 Source: Thomson Reuters and Factset as of November 2018   Americas Leveraged Finance Use of Proceeds (%)1  Global M&A Market2018 YTD announced M&A volume approaching USD 4 trillion, up more than 30% YoY2Technology and Healthcare continue to be major growth engines with 2018 YTD announced M&A volume up ~60% YoY in each sector2Cross-border transactions accounted for ~40% of M&A volume in 9M18, highest since 9M073 Announced M&A for 2018 as a % of market cap stands at 5.2%, well below previous cycles in the 7-8% range4One-day acquiror stock price reactions up 1.8% against the S&P 5005

 21  December 12, 2018  Sponsor dynamics suggest continued activity into 2019  Unrealized Portfolio Value1 in USD bn   Private Equity Fundraising Activity1 in USD bn  Private Equity Dry Powder1,2 in USD bn   1,174    +1.9x  623  Total Purchasing Power3 in USD bn   +3.4x  Leveraged Finance Origination (60%)  Private Equity (40%)  2,935  +1.3x  4  1 Source: Preqin as of November 2018 2 Reflects undrawn private equity commitments targeted for buyouts, growth, venture and mezzanine 3 Source: Credit Suisse calculation assuming 40% equity contribution andUSD 1,174 bn Private Equity dry powder 4 2018 estimate based on annualized November 2018 figures. Actual results for 2018 may differ from any estimates  1,174    1,761

 Timothy Joyce, Global Head of Portfolio Management for Corporate BankDecember 12, 2018  Managing our business through the cycleCorporate Bank

The Corporate Bank originates and holds loans for IBCM and GM clients to support the firm's relationships and drive revenues

- Corporate Lending: relationship lending in pursuit of banking revenues (M&A, Leveraged Finance, ECM and DCM)
- Portfolio Management Group (PMG): first line of defense with mandate to manage risk (default and market), optimize capital and minimize P&L[1] volatility



Portfolio Growth +4%
Portfolio Growth +4%
51%
49%
68%
32%
75%
25%
2016
2017
Oct. 2018
Fair Value
Accrual

- Hold-to-maturity loan book comprised of IBCM and GM clients
- Exposure is primarily in the form of Revolving Credit Facilities
- Support market-leading positions with private equity firms and the Leveraged Finance franchise
- Capital invested to support large-cap coverage strategy



Non-IG3
32%
2016
IG2
68%
Non-IG3
34%
Oct. 2018
IG2
66%

1 Profit & Loss 2 Investment Grade 3 Non-Investment Grade

CREDIT SUISSE
Managing our business through the cycle
December 12, 2018
23

Overview of Corporate Bank portfolio

- The **maturity profile** of the loan portfolio suggests there will not be significant near-term refinancing required
- The portfolio is **well diversified** across sectors reflecting diverse IBCM and GM revenue streams
- The majority of Non-IG[1] lending is in the form of **secured revolving credit facilities**

Loan Maturity Profile


6%
15%
25%
28%
26%
2019 & Earlier
2020
2021
2022
2023 & Later

Portfolio Industry Concentration[2]


Tech 5%
All Other 32%
Industrials 5%
Consumer 6%
Utilities 7%
Oil & Gas 15%
Telecom 9%
Financials 10%
Healthcare 11%

Non-IG[1] Exposure by Security Type[2]


Asset Backed Lending 26%
Senior Secured 62%
Senior Unsecured 12%

1 Non-Investment Grade 2 Based on Net Exposure as of October 31, 2018; calculated as Gross Exposure less Hedge benefit

CREDIT SUISSE
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 25  December 12, 2018  PMG1 analysts track each name daily and assess how credit and market movements impact the portfolio   As % of CBG4 portfolio including SRU    Non-IG5  IG6  PMG1 Rating Outlook for the Corporate Bank Portfolio2  Red Flag Exposure2,3  1 Portfolio Management Group 2 Based on Gross Exposure as of October 31, 2018 3 “Red Flag” counterparty is one that has been identified by the Portfolio Management Group as having an elevated risk of default due to one or more material concerns 4 Corporate Bank Group 5 Non-Investment Grade 6 Investment Grade  4

 Carsten Stoehr, Head of APAC Financing Group & CEO Greater ChinaDecember 12, 2018  Managing our business through the cycleIntegrated APAC client lending

 27  December 12, 2018  APAC Financing Group – business focus  U/HNWsFamily Offices  Clients  APAC Private Banking  Origination  Other Credit Suisse Divisions  APACFinancing Group  Structuring  Syndication  Risk Management    APAC Advisory & Underwriting  EntrepreneursCorporates  Others

Core lending activities integrated into APAC Financing Group

Day 1 Establishment 1Q16	Phase 2 September 2016	Further Enhancement April 2017
PB Structured Lending	PB Lombard & Specialty Financing	Portfolio Financing
Corporate Bank		
Share Backed Financing		
Structured Credit Lending		

- Integrated approach across lending products established in 1Q16
- Comprehensive Structuring, Risk Management and Syndication platform
- Effective First Line of Defence
- Disciplined risk management
- Enabler of broader client activity
- Core component of APAC WM&C platform

CREDIT SUISSE Managing our business through the cycle December 12, 2018 28

Longer-term structural growth dynamics remain attractive despite current market concerns

Concerns

- Rising US interest rates
- Contagion risk of EM sell-off
- China economic slowdown and leverage

Mitigants

- ✓ Substantial improvement in Asian economic fundamentals
- ✓ Increase in depth of Asian debt markets
- ✓ Chinese banks better capitalized

Asian GDP growth[1] in USD trn



20
16
12
8
4
-
2.7x
2007
2017
China
India
Indonesia
Thailand
Vietnam
Korea

Growth in FX reserves[2] in USD trn



5
4
3
2
1
-
2.0x
2007
2017
China
India
Indonesia
Thailand
Vietnam
Korea

Asian debt markets[3] in USD trn



2.5
2.0
1.5
1.0
0.5
-
3.3x
2007
2017
APAC ex JP Loans
APAC ex JP Bonds

Chinese Banks better capitalized[3]



Loan to deposit ratio
80
60
40
20
-
13%
12%
11%
10%
9%
2007
2017
Loan to deposit
Tier 1 Capital Ratio

1 Source: World Bank data 2 Source: IMF Article IV reports for individual countries 3 Source: Bloomberg

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We have a prudent approach to lending and risk management

Risk management philosophy

Rigorous Deal Underwriting & Ownership	**Diversified Portfolio**
Distribution Focus	**Active Risk Management**

- Long standing EM/APAC credit expertise
- Consolidated underwriting guidelines
- "Ownership culture" from origination to maturity
- Risk management at both transaction and portfolio level
- Pre-emptive mitigations and risk read-across
- High capital velocity ~80% of structured credit origination is distributed[1]
- Average loan loss provision of 9 bps[2]
- Implied loan-to-value of <30%[3]

1 As of 9M18 2 Calculated as the ratio of provision for credit losses to average credit volumes for 3Q16 to 3Q18 3 Exposures over market value of collateral as at 30 September, 2018

CREDIT SUISSE Managing our business through the cycle December 12, 2018 30

 31  December 12, 2018  We have delivered consistent revenue growth withdisciplined risk management  APAC Financing Group net revenues1in CHF mn    Significant non-recurring items as disclosed    1 Financing net revenues within Advisory, Underwriting and Financing       c

Our measured approach to credit growth is based on client selection and pricing discipline

APAC WM&C credit volume in CHF bn



+18%
36.8
40.5
43.6
45.9
Structured / Specialty[1]
Lombard[2]
3Q16
3Q17
3Q18
2Q18

- Lombard lending represents ~60-65% of credit volume[3]
- ~90% of loan book with UHNW clients[4]
- ~75% of Structured lending deals with existing clients[5]
- Client deleveraging in 2Q18/3Q18 due to deterioration in investment environment
- Discipline on loan margins

1 Includes share backed-lending against listed equities and structured credit exposure and ship, aviation and export finance 2 Includes Mortgages 3 During 2Q18 and 3Q18 4 As of 3Q18 5 As of 31 October, 2018

CREDIT SUISSE Managing our business through the cycle December 12, 2018 32

APAC Financing Group is central to client activity in APAC

Client example A

Client	**North Asia UHNW client** with net worth of > US$10bn and diversified business interests
Coverage	**PB only** client → **Collaboration** → **APAC Division** client
Financing engagement	**Lombard facility** → Promoter level Share backed lending facility; Corporate level margin financing; Corporate level bond issuance & hedging; "Eco-system" corporate financing; Non-recourse acquisition financing

2014 → **2015** → **2016** → **2017** → **2018**

Client example B

Client	**SEA Corporate:** large listed company with >10x market cap growth since 2009
Coverage	**IBCM** client → **Collaboration** → **APAC Division** client
Financing engagement	Over 25 transactions since 2009 with ~ USD 5 bn transaction value; ECM, Equity-linked, DCM; Lending & M&A transactions; Activity across the diversified group entities → **PB client & AuM**

2009 → **2018**

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 Appendix  34  December 12, 2018

 35  December 12, 2018  Strength of Credit Suisse Leveraged Finance franchise  1  1  2  2  1  2  3  3  Americas Institutional Loan1  Americas Leveraged Finance1  Global Leveraged Finance1  2014  2015  2016  9M18  1  2  3  3  1  2  2017  2  “CLO Arranger of the Year”   “Most Innovative Bank for Leveraged Finance”   #1 in Global Sponsors Leveraged Finance2,4  Advised all the top 100 Sponsors globally2,3,4    #1 U.S. Institutional LBO Bookrunner4  #2 U.S. High Yield Issuance Volume5  1 Source: Dealogic as of September 2018 2 Since 2008 3 Measured by fees paid to the Street 4 Source: Dealogic as of November 2018 5 Source: Bloomberg as of November 2018

Notes (1/2)

General notes

- For reconciliation of **adjusted to reported results**, refer to the Appendix of the CEO and CFO Investor Day presentations, published on December 12, 2018
- Throughout the presentation rounding differences may occur
- Unless otherwise noted, all **CET1 ratio**, **Tier 1 leverage ratio**, **risk-weighted assets** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points
  Gross margin = (adj.) net revenues annualized / average AuM; net margin = (adj.) pre-tax income annualized / average AuM
- **Mandate penetration** reflects advisory and discretionary mandate volumes as a percentage of AuM, excluding those from the external asset manager business

Specific notes

* Our cost savings program, until the end of 2018, is measured using an adjusted operating cost base at constant 2015 FX rates. "Adjusted operating cost base at constant FX rates" includes adjustments as made in all our disclosures for restructuring expenses, major litigation provisions, expenses related to business sales and a goodwill impairment taken in 4Q15 as well as adjustments for debit valuation adjustments (DVA) related volatility, FX and for certain accounting changes (which had not been in place at the launch of the cost savings program). Adjustments for certain accounting changes have been restated to reflect grossed up expenses in the Corporate Center and, starting in 1Q18, also include adjustments for changes from ASU 2014-09 "Revenue from Contracts with Customers", which is described further in our 1Q18, 2Q18 and 3Q18 financial reports. Adjustments for FX apply unweighted currency exchange rates, i.e., a straight line average of monthly rates, consistently for the periods under review. Starting from 1Q19, we intend to express our operating cost base at constant 2018 FX rates and to adjust for significant litigation costs, expenses related to business and real estate sales as well as DVA related volatility, but not for restructuring expenses and certain accounting changes. Adjustments for FX will continue to apply unweighted currency exchange rates.

† Regulatory capital is calculated as the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is calculated using (adjusted) income / (loss) after tax and assumes a tax rate of 30% and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For the Markets business within the APAC division and for the Global Markets and Investment Banking & Capital Markets divisions, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology to calculate return on regulatory capital.

‡ Return on tangible equity is based on tangible equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

° Tangible book value is a non-GAAP financial measure and is equal to tangible equity attributable to shareholders. Tangible book value per share is a non-GAAP financial measure, which is calculated by dividing tangible equity attributable to shareholders, a non-GAAP financial measure, by total number of shares outstanding. Tangible equity attributable to shareholders, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total equity attributable to shareholders as presented in our balance sheet. Management believes that tangible book value per share is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. For end-3Q18, tangible equity excluded goodwill of CHF 4,736 mn and other intangible assets of CHF 214 mn from total shareholders' equity of CHF 42,734 mn as presented in our balance sheet. For end-2017, tangible equity excluded goodwill of CHF 4,742 mn and other intangible assets of CHF 223 mn from total shareholders' equity of CHF 41,902 mn as presented in our balance sheet. For end-2Q15, tangible equity excluded goodwill of CHF 8,238 mn and other intangible assets of CHF 205 mn from total shareholders' equity of CHF 42,642 mn as presented in our balance sheet. Shares outstanding were 2,552.4 mn at end-3Q18, 2,550.3 mn at end-2017 and 1,632.4 mn at end-2Q15.

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37  December 12, 2018  Abbreviations  Adj. = Adjusted; AI = Artificial Intelligence; AM = Asset Management; AML = Anti-Money Laundering; APAC = Asia Pacific; ARU = Asset Resolution Unit;AT1 = Additional Tier 1; AuM = Assets under Management; BCBS = Basel Committee on Banking Supervision; BEAT = Base Erosion and Anti-Abuse Tax; BIS = Bank for International Settlements; bps = basis points; CAGR = Compound Annual Growth Rate; CBG = Corporate Bank Group; CCAR = Comprehensive Capital Adequacy Review; CCRO = Chief Compliance and Regulatory Affairs Officer; CDX HY = High-yield credit default swap index; CET1 = Common Equity Tier 1; CIC = Corporate & Institutional Clients; CIF = Customer/Client Information File; CIO = Chief Investment Officer; Corp. Ctr. = Corporate Center; CtB = Change the Bank; CVA = Credit Valuation Adjustment; DCM = Debt Capital Markets; DoJ = Department of Justice; DTA = Deferred Tax Assets; DVA = Debit Valuation Adjustments; EAM = External Asset Manager; EBITDA = Earnings Before Interest Taxes Depreciation and Amortization; ECM = Equity Capital Markets; EM = Emerging Markets; EMEA = Europe, Middle East & Africa; EQ = Equities; ERP = Enterprise Resource Planning; Est. = Estimate; EU = European Union; FICC = Fixed Income, Currencies & Commodities; FINMA = Swiss Financial Market Supervisory Authority FINMA; FLP = Fund Linked Products; FRTB = Fundamental Review of the Trading Book; FTE = Full-time employee; FX = Foreign Exchange; GDP = Gross Domestic Product; GM = Global Markets; G10 = Group of Ten; HKEX = Hong Kong Exchange; IBCM = Investment Banking & Capital Markets; IBD = Investment Banking Department; IC = Investment Consultant; ICBC = Industrial and Commercial Bank of China; ICBCCS = ICBC Credit Suisse Asset Management Co. Ltd; IG = Investment Grade; IMF = International Monetary Fund; IMM = Internal Model Method; IP = Investor Products; IPO = Initial Public Offering; IPRE= Interest Producing Real Estate; IRB = Internal Ratings Based; IS&P = Investment Solutions and Products; IT = Information Technology; ITS = International Trading Solutions; IWM = International Wealth Management; JV = Joint Venture; LBO = Leveraged Buyout; LE = Leverage Exposure; LSC = Large Swiss Corporates; LTM = Last Twelve Months; M&A = Mergers & Acquisitions; MD(R) = Managing Director; Mgmt. = Management; MI = Management Information; MifiD II = Markets in Financial Instruments Directive II; Mkts = Markets; NNA = Net new assets; OCC = Office of the Comptroller of the Currency; Op Risk = Operational Risk; PB = Private Banking; PB&WM = Private Banking & Wealth Management; PC = Private Clients; PEP = Politically Exposed Person; pp = percentage points; PTI = Pre-tax income; PWMC = Private & Wealth Management Clients; RM = Relationship Manager(s); RMBS = Residential Mortgage Backed Securities; RoRC = Return on Regulatory Capital; RoTE = Return on Tangible Equity; RPA = Robotic Process Automation; RtB = Run the Bank; RWA = Risk-weighted assets; SA-CCR = Standardized Approach to Counterparty Credit Risk; SME = Small and Medium-Sized Enterprises; SMG = Systematic Market-Making Group; SoW = Share of Wallet; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; TBTF = Too Big To Fail; TBV(PS) = Tangible Book Value (per Share); (U)HNW(I) = (Ultra) High Net Worth (Individuals); US GAAP = United States Generally Accepted Accounting Principles; U/W = Underwriting; VaR = Value-at-Risk; VIX = Volatility Index; WM = Wealth Management; WM&C = Wealth Management & Connected; YoY = Year over year; YTD = Year to Date  Notes (2/2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer

/s/ David R. Mathers
David R. Mathers
Date: December 12, 2018		Chief Financial Officer